As filed with the Securities and Exchange Commission on August 21, 2008.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVAGO TECHNOLOGIES LIMITED

(Exact name of registrant as specified in its charter)

Singapore	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Yishun Avenue 7

Singapore 768923

(65) 6755-7888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1090 Vermont Avenue NW

Washington, D.C. 20005

Tel: (800) 222-2122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman Anthony J. Richmond Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 Telephone: (650) 251-5000 Facsimile: (650) 251-5002

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act :

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares, no par value	$400,000,000	$15,720.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (“Securities Act”).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 21, 2008.

PROSPECTUS

             Shares

Ordinary Shares

This is the initial public offering of the ordinary shares of Avago Technologies Limited, a public limited company incorporated under the laws of the Republic of Singapore. We are offering              of our ordinary shares. No public market currently exists for our ordinary shares.

We have applied for quotation of our ordinary shares on the Nasdaq Global Select Market under the symbol “AVGO.”

We anticipate that the initial public offering price will be between $             and $             per share.

See “Risk Factors” on page 10 of this prospectus to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Avago Technologies Limited	$	$

To the extent that the underwriters sell more than              ordinary shares, the underwriters have a 30-day option to purchase up to an additional              ordinary shares from us at the public offering price, less the underwriting discount.

The underwriters expect to deliver the ordinary shares against payment on or about             , 2008.

Deutsche Bank Securities	Lehman Brothers	Morgan Stanley	Citi

Credit Suisse	Goldman, Sachs & Co.	JPMorgan	Banc of America Securities LLC	KKR

The date of this prospectus is             , 2008.

AVAGO
TECHNOLOGIES

Your Imagination, Our Innovation

Sense • Illuminate • Connect

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Until                     , 2008 (25 days after commencement of this offering), all dealers that buy, sell, or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

ENFORCEMENT OF CIVIL LIABILITIES UNDER

UNITED STATES FEDERAL SECURITIES LAWS

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States. There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. We have also been advised that there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, research, surveys and studies generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that such publications, research, surveys and studies are reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our historical financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” As used in this prospectus, “Avago,” “Company,” “we,” “our,” “us” or “Successor” refer to Avago Technologies Limited and its subsidiaries on a consolidated basis, unless otherwise indicated. As used in this prospectus, “Predecessor” refers to the Semiconductor Products Group, or SPG, of Agilent Technologies, Inc., or Agilent. Our fiscal year end is October 31 historically and, commencing with the 2008 fiscal year, will be the Sunday that is the closest to October 31. Unless otherwise stated, all years refer to our fiscal year. Unless otherwise noted or the context otherwise makes clear, all discussions of historical data include the results of the camera module business, which was sold on February 3, 2005 and to which we refer to in this prospectus as the Camera Module Business, and exclude the results of the storage business, which was sold on February 28, 2006 and to which we refer to in this prospectus as the Storage Business, the printer ASICs business, which was sold on May 1, 2006 and to which we refer to in this prospectus as the Printer ASICs Business, the image sensor operations, which was sold on December 8, 2006 and to which we refer to in this prospectus as the Image Sensor operations, and our infra-red operations, which was sold on January 10, 2008 and to which we refer to in this prospectus as the Infra-red operations and, together with the Storage Business, the Printers ASICs Business and the Image Sensor operations, the Discontinued Operations.

Our Business

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. III-V semiconductor materials have higher electrical conductivity, enabling faster speeds and tend to have better performance characteristics than conventional silicon in applications such as radio frequency, or RF, and optoelectronics. III-V refers to elements from those groups in the periodic table of chemical elements, and examples of these materials are gallium arsenide (GaAs), gallium nitride (GaN) and indium phosphide (InP). Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB.

We focus on maintaining an efficient global supply chain and a variable, low-cost operating model. Accordingly, we have outsourced a majority of our manufacturing operations. We have over 35 years of operating history in Asia, where approximately 60% of our employees are located and where we produce and source the majority of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing. For the twelve months ended October 31, 2007 and the six months ended May 4, 2008, we generated net revenues from continuing operations of $1.527 billion and $813 million, respectively.

Our Competitive Strengths

Our leadership in the design, development and supply of III-V analog semiconductor devices in our target markets is based on the following competitive strengths:

Leading designer and manufacturer of III-V analog semiconductor devices.    Our engineering expertise includes combining III-V semiconductors with many other components into application specific products that enable entire electronic systems or sub-systems. Our expertise in these areas allows us to effectively design and manufacture our products using specialized, highly conductive materials that are especially suited for RF and optoelectronics products.

Significant intellectual property portfolio and research and development targeting key growth markets.    Our history and market position enable us to strategically focus our research and development resources to address attractive target markets. We leverage our significant intellectual property portfolio of more than 5,000 U.S. and foreign patents and patent applications to integrate multiple technologies and create component solutions that target growth opportunities.

Large and broadly diversified business provides multiple growth opportunities.    Our sales are broadly diversified across products, customers, sales channels, geographies and target markets. We offer more than 7,000 products to approximately 40,000 customers in our four primary target markets. We have generated substantial sales in key markets across the globe including the Americas, Europe, Asia/Pacific and Japan. The diversity of our customers, target markets and applications provides us with multiple growth opportunities.

Established, collaborative customer relationships with leading OEMs.    We have established strong relationships with leading global customers across multiple target markets. Our close customer relationships have often been built as a result of years of collaborative product development which has enabled us to build our intellectual property portfolio and develop critical expertise regarding our customers’ requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers and has enabled us to be more efficient and productive and to better serve our target markets and customers.

Highly efficient operating model.    We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We outsource standard complementary metal-oxide semiconductor, or CMOS, processes. Our primarily outsourced manufacturing business model provides the flexibility to respond to market opportunities, simplifies our operations and reduces our capital requirements.

Strategy

Our goal is to continue to be a global market leader in the design, development and supply of III-V analog semiconductor devices in our target markets. Key elements of our strategy include:

Rapidly introduce proprietary products.    We believe our current product expertise, key engineering talent and intellectual property portfolio provide us with a strong platform from which to develop application specific products in key target markets. We recently increased our research and development expenditures as part of our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms. We leverage our design capabilities in markets where we believe our innovation and reputation will allow us to earn attractive margins by developing high value-add products.

Extend our design expertise, intellectual property and technology capabilities.    We continue to build on our history of innovation, intellectual property portfolio, design expertise and system-level knowledge to create more integrated solutions. We intend to continue to invest in the development of future generations of our products to meet the increasingly higher performance and lower cost requirements of our customers. We intend to leverage our engineering capabilities in III-V semiconductor devices and continue to invest resources in recruiting and developing additional expertise in the areas of RF microelectromechanical systems, or RF MEMs, filters and front end modules, high speed serializers/deserializers, or SerDes, and a wide range of optoelectronics technologies.

Focus on large, attractive markets where our expertise provides significant opportunities.    We intend to expand our product offerings to address existing and adjacent market opportunities, and plan to selectively target attractive segments within large established markets. We target markets that require high quality and the integrated performance characteristics of our products.

Increase breadth and depth of our customer relationships.    We continue to expand our customer relationships through collaboration on critical design and product development activities. Customers can rely on our system-level expertise to improve the quality and cost-effectiveness of their products, accelerate time-to-market and improve overall product performance. By collaborating with our customers, we have opportunities to develop high value-added, customized products that leverage our existing technologies. We believe our collaborative relationships enhance our ability to anticipate customer needs and industry trends and will allow us to gain market share and penetrate new markets.

Continue to pursue a flexible and cost-effective manufacturing strategy.    We believe that utilizing outsourced service providers for our standard CMOS manufacturing and a significant majority of assembly and test activities enables us to respond faster to rapidly changing market conditions. We have outsourced a majority of our manufacturing operations and we maintain significant focus on managing an efficient global supply chain and a variable, low-cost operating model.

Risk Factors

See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in our ordinary shares.

Corporate Information

Avago Technologies Limited was incorporated under the laws of the Republic of Singapore in August 2005. Our Singapore company registration number is 200510713C. Our principal executive offices are located at 1 Yishun Avenue 7, Singapore 768923, and our telephone number is +65-6755-7888. We are the successor to the Semiconductor Products Group of Agilent, which we acquired on December 1, 2005 in a transaction that we refer to in this prospectus as the SPG Acquisition.

All of our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by Avago Technologies Limited.

Our website address is www.avagotech.com. The information on, or accessible through, our website is not part of this prospectus.

Our trademarks include “Avago Technologies.” All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

The Offering

Ordinary shares offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Ordinary shares to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds received by us in connection with this offering for the following purposes and in the following amounts:

•	approximately $ million will be used to redeem a portion of our indebtedness;

•	approximately $ million will be used to pay certain amounts in connection with the termination of our advisory agreement with our equity sponsors pursuant to its terms; and

•	the remainder to fund working capital, capital expenditures and other general corporate purposes.

See “Use of Proceeds.” KKR Capital Markets LLC, one of the underwriters for this offering, is an affiliate of one of our equity sponsors. See “Underwriting—Relationships/FINRA Rules.”

Proposed Nasdaq Global Select Market symbol	AVGO.

The number of ordinary shares to be outstanding after this offering is based on 213,564,783 shares outstanding as of May 4, 2008, and excludes:

•

20,258,011 ordinary shares issuable upon the exercise of options outstanding under our Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan, as of May 4, 2008 at a weighted average exercise price of $6.64 per share;

•	ordinary shares reserved for future issuance under our 2008 Equity Incentive Award Plan; and

•	800,000 ordinary shares issuable upon the exercise of an option granted to Capstone Equity Investors LLC at an exercise price of $5.00 per share.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares; and

•	the filing of a revised memorandum and articles of association, which will occur on or before the completion of this offering.

Summary Financial Information

Set forth below is summary financial information as of and for the periods presented. You should read this data together with the information under the headings “Risk Factors,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data for the one month ended November 30, 2005 and the years ended October 31, 2006 and 2007 have been derived from audited historical financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data for the six months ended April 30, 2007 and May 4, 2008 and the summary balance sheet data as of May 4, 2008 have been derived from unaudited historical financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited historical financial statements on the same basis as the audited historical financial statements and, in the opinion of our management, the statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial information set forth in these statements. The historical financial data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a fully stand-alone entity during all of the periods presented. We adopted a 52-or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008, and the fourth quarter will end on November 2, 2008.

	Predecessor(1)	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
		2006(2)	2007	April 30, 2007	May 4, 2008
		(in millions, except per share data)
Statement of Operations Data:
Net revenue	$114	$1,399	$1,527	$755	$813
Costs and expenses:
Cost of products sold:
Cost of products sold	87	926	936	464	467
Amortization of intangible assets	—	55	60	30	28
Asset impairment charges(3)	—	—	140	—	—
Restructuring charges(4)	—	2	29	15	2

Total costs of products sold	87	983	1,165	509	497
Research and development	22	187	205	101	128
Selling, general and administrative	27	243	193	104	98
Amortization of intangible assets	—	56	28	14	14
Asset impairment charges(3)	—	—	18	—	—
Restructuring charges(4)	1	3	22	11	3
Litigation settlement(5)	—	21	—	—	—
Acquired in-process research and development	—	—	1	—	—

Total costs and expenses	137	1,493	1,632	739	740

Income (loss) from operations(6)(7)	(23)	(94)	(105)	16	73
Interest expense(8)	—	(143)	(109)	(57)	(45)
Loss on extinguishment of debt	—	—	(12)	(10)	(10)
Other income, net	—	12	14	6	2

Income (loss) from continuing operations before income taxes	(23)	(225)	(212)	(45)	20
Provision for income taxes	2	3	8	3	7

Income (loss) from continuing operations	(25)	(228)	(220)	(48)	13
Income from and gain on discontinued operations, net of income taxes(9)	1	1	61	58	8

Net income (loss)	$(24)	$(227)	$(159)	$10	$21

	Predecessor(1)	Company
	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
		2006(2)	2007	April 30, 2007	May 4, 2008
		(in millions, except per share data)
Net income (loss) per share:
Basic:
Income (loss) from continuing operations		$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes		—	0.29	0.27	0.04

Net income (loss)		$(1.07)	$(0.74)	$0.05	$0.10

Diluted:
Income (loss) from continuing operations		$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes		—	0.29	0.27	0.04

Net income (loss)		$(1.07)	$(0.74)	$0.05	$0.10

Weighted average shares:
Basic		213	214	214	214

Diluted		213	214	214	219

	As of May 4, 2008
	Actual	As Adjusted(10)
Balance Sheet Data
Cash and cash equivalents	$83
Total assets	1,741
Total long-term debt and capital lease obligations	710
Total shareholders’ equity	709

Quarterly Results (Unaudited)

The following table presents unaudited quarterly consolidated statement of operations data for the eight quarters ended May 4, 2008. We have prepared the unaudited quarterly financial information on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments that we consider necessary for a fair statement of such information in accordance with GAAP for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Three months ended
	July 31, 2006	Oct 31, 2006	Jan 31, 2007	April 30, 2007	July 31, 2007	Oct 31, 2007	Feb 3, 2008	May 4, 2008
	(in millions, except per share data)
Net revenue	$408	$393	$375	$380	$381	$391	$402	$411
Costs and expenses:
Cost of products sold:
Cost of products sold	248	270	235	229	231	241	230	237
Amortization of intangible assets	15	15	15	15	15	15	14	14
Asset impairment charges(3)	—	—	—	—	140	—	—	—
Restructuring charges(4)	1	1	14	1	8	6	1	1

Total cost of products sold	264	286	264	245	394	262	245	252
Research and development	57	49	50	51	53	51	66	62
Selling, general and administrative	59	67	57	47	44	45	50	48
Amortization of intangible assets	12	8	7	7	7	7	7	7
Asset impairment charges(3)	—	—	—	—	18	—	—	—
Restructuring charges(4)	2	1	8	3	3	8	2	1
Litigation settlement(5)	—	21	—	—	—	—	—	—
Acquired in-process research and development	—	—	—	—	1	—	—	—

Total costs and expenses	394	432	386	353	520	373	370	370

Income (loss) from operations(6)(7)	14	(39)	(11)	27	(139)	18	32	41
Interest expense	(34)	(29)	(29)	(28)	(26)	(26)	(25)	(20)
Loss on extinguishment of debt	—	—	—	(10)	(1)	(1)	(10)	—
Other income, net	2	4	1	5	2	6	1	1

Income (loss) from continuing operations before income taxes	(18)	(64)	(39)	(6)	(164)	(3)	(2)	22
Provision for income taxes	1	—	3	—	3	2	3	4

Income (loss) from continuing operations	(19)	(64)	(42)	(6)	(167)	(5)	(5)	18
Income (loss) from and gain on discontinued operations, net of income taxes(9)	(4)	(14)	48	10	—	3	9	(1)

Net income (loss)	$(23)	$(78)	$6	$4	$(167)	$(2)	$4	$17

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(0.09)	$(0.30)	$(0.20)	$(0.03)	$(0.78)	$(0.02)	$(0.02)	$0.08

Income (loss) from and gain on discontinued operations, net of income taxes	(0.02)	(0.06)	0.23	0.05	—	0.01	0.04	—

Net Income (loss)	$(0.11)	$(0.36)	$0.03	$0.02	$(0.78)	$(0.01)	$0.02	$0.08

Diluted:
Income (loss) from continuing operations	$(0.09)	$(0.30)	$(0.20)	$(0.03)	$(0.78)	$(0.02)	$(0.02)	$0.08

Income (loss) from and gain on discontinued operations, net of income taxes	(0.02)	(0.06)	0.23	0.05	—	0.01	0.04	—

Net Income (loss)	$(0.11)	$(0.36)	$0.03	$0.02	$(0.78)	$(0.01)	$0.02	$0.08

(1)	Predecessor refers to the Semiconductor Products Group business segment of Agilent.

(2)	We completed the SPG Acquisition on December 1, 2005. The SPG Acquisition was accounted for as a purchase business combination under United States generally accepted accounting principles, or GAAP, and thus the financial results for all periods from and after December 1, 2005 are not necessarily comparable to the prior results of Predecessor. We did not have any significant operating activity prior to December 1, 2005. Accordingly, our results for the year ended October 31, 2006 represent only the eleven months of our operations after the completion of the SPG Acquisition.

(3)	During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities, of which $18 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold.

(4)	Our restructuring charges predominantly represent one-time employee termination benefits. During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. We incurred total restructuring charges of $5 million during the year ended October 31, 2006 ($6 million on a combined basis including the one month period ended November 30, 2005) related to our effort to rationalize our product lines.

(5)	In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with the SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.

(6)	Includes share-based compensation expense recorded by Predecessor of $4 million for the one month ended November 30, 2005, and for the Company, $3 million for the year ended October 31, 2006, $12 million for the year ended October 31, 2007, $13 million for the six months ended April 30, 2007 and $9 million for the six months ended May 4, 2008. The following table presents the Company’s share-based compensation expense recorded for the periods presented in the quarterly results (unaudited) above:

	Three months ended
	July 31, 2006	Oct. 31, 2006	Jan. 31, 2007	April 30, 2007	July 31, 2007	Oct. 31, 2007	Feb. 3, 2008	May 4, 2008
	(in millions)
Cost of products sold	$—	$—	$1	$—	$—	$—	$—	$—
Research and development	—	—	—	—	—	—	1	—
Selling, general and administrative	1	1	9	3	—	(1)	6	2

	$1	$1	$10	$3	$—	$(1)	$7	$2

(7)	Includes expense recorded in connection with the advisory agreement with our equity sponsors of $5 million for the year ended October 31, 2006, $5 million for the year ended October 31, 2007, $3 million for the six months ended April 30, 2007 and $3 million for the six months ended May 4, 2008. The monitoring fees under the advisory agreement are payable on a quarterly basis. Upon completion of this offering, the advisory agreement will be terminated pursuant to its terms and no further payments will be made following such termination.

(8)	Interest expense for the year ended October 31, 2006 includes an aggregate of $30 million of amortization of debt issuance costs and commitment fees for expired credit facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of our term loan facility during this period. As of October 31, 2006, we had permanently repaid all outstanding amounts under our term loan facility.

(9)	In October 2005, we sold our Storage Business to PMC-Sierra Inc. This transaction closed on February 28, 2006, resulting in $420 million of net cash proceeds. No gain or loss was recorded on the sale.

In February 2006, we sold our Printer ASICs Business to Marvell International Technology Ltd. for $245 million in cash. Our agreement with Marvell also provides for up to $35 million in additional performance-based payments by Marvell to us upon the achievement of certain revenue targets by the acquired business. This transaction closed on May 1, 2006 and no gain or loss was recorded on the initial sale. In April 2007, we received $10 million of the performance-based payment from Marvell and recorded it as a gain on discontinued operations.

In November 2006, we sold our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. For these transactions, we recorded a gain on discontinued operations of approximately $48 million during the three months ended January 31, 2007 and approximately $2 million during the three months ended October 31, 2007.

In October 2007, we sold our Infra-red operations to Lite-On Technology Corporation for $19 million in cash and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On. Under the agreement, we also agreed to a minimum purchase commitment of non Infra-red products over the next three years. This transaction closed in January 2008 resulting in a gain on discontinued operations of $3 million.

(10)	The balance sheet data is presented on an adjusted basis to reflect our application of the estimated net proceeds from this offering. See “Use of Proceeds.”

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. For example, in 2001, the global semiconductor market experienced a 32% decline, according to the World Semiconductor Trade Statistics. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. In the current economic downturn, we may not be able to grow our revenues or reduce our costs quickly enough to maintain our operating profitability. The current and any future economic downturns could have a material adverse effect on our business, financial condition and results of operations.

If we do not adapt to technological changes in the semiconductor industry, we could lose customers or market share.

The semiconductor industry is subject to constant and rapid changes in technology, frequent new product introductions, short product life cycles, rapid product obsolescence and evolving technical standards. Technological developments may reduce the competitiveness of our products and require unbudgeted upgrades that could be expensive and time consuming to implement. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. Furthermore, we continually evaluate expenditures for research and development and must choose among alternative technologies based on our expectations of future market growth and other factors. We may be unable to develop and introduce new or enhanced products that satisfy customer requirements and achieve market acceptance in a timely manner or at all, the technologies where we have focused our research and development expenditures may not become commercially successful, and we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers, attract new customers or sell new products to our existing customers.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. As a result, we are highly reliant on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. For certain of our product categories, substantially all of our revenue is derived from semiconductors fabricated by external foundries such as Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. The ability and willingness of our contract manufacturers to perform is largely outside of our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties on whom we are highly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders and our net revenue could decline. In such events, our business, financial condition and results of operations would be adversely affected.

To the extent we rely on third-party manufacturing relationships, we face the following risks:

•	inability of our manufacturers to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	reduced control over product reliability;

•	more complicated supply chains;

•	inability to maintain continuing relationships with our suppliers;

•	time, expense and uncertainty in identifying and qualifying additional suppliers; and

•	reduced control over delivery schedules and products costs.

Much of our outsourcing takes place in developing countries, and as a result may additionally be subject to geopolitical uncertainty. See “—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”

A prolonged disruption of our manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.

Although we operate using a primarily outsourced manufacturing business model, we do rely on the manufacturing facilities we own, in particular our fabrication facilities in Fort Collins, Colorado and Singapore. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. A prolonged disruption or material malfunction of, interruption in or the loss of operations at one or more of our production facilities, especially our Fort Collins and Singapore facilities, or the failure to maintain our labor force at one or more of these facilities, would limit our capacity to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, was found. The replacement of the manufacturing facility could take an extended amount of time before manufacturing operations could restart. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

Unless we and our suppliers continuously improve manufacturing efficiency and quality, our financial performance could be adversely affected.

Manufacturing semiconductors involves highly complex processes that require advanced equipment. We and our suppliers, as well as our competitors, continuously modify these processes in an effort to improve yields and product performance. Defects or other difficulties in the manufacturing process can reduce yields and increase costs. Our manufacturing efficiency will be an important factor in our future financial performance, and we may be unable to maintain or increase our manufacturing efficiency to the same extent as our competitors. For products that we outsource manufacturing, our product yields and performance will be subject to the manufacturing efficiencies of our third-party suppliers.

From time to time, we and our suppliers have experienced difficulty in beginning production at new facilities, transferring production to other facilities, achieving and maintaining a high level of process quality and effecting transitions to new manufacturing processes, all of which have caused us to suffer delays in product deliveries or reduced yields. We and our suppliers may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could be adversely affected by any increase in costs related to increases in production capacity if revenues do not increase proportionately.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expense. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenues from a product and adversely affect our results of operations.

We are focused on winning competitive bid selection processes, known as “design wins,” to develop semiconductors for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that many of our products will likely have very short life cycles. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenues and could weaken our position in future competitive selection processes.

After winning a product design, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. In addition, a delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially adversely affect our business, financial condition and results of operations.

Competition in our industry could prevent us from growing our revenue and from raising prices to offset increases in costs.

The global semiconductor market is highly competitive. We compete in different product categories to various degrees on the basis of quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. Some of our competitors are well established, have a more extensive product portfolio, have substantially greater market share and manufacturing, financial, research and development and marketing resources to pursue development, engineering, manufacturing, marketing and distribution of their products. In addition, many of our competitors have longer independent operating histories, greater presence in key markets, more comprehensive patent protection and greater name recognition. We compete with integrated device manufacturers, or IDMs, and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings. In addition, companies not currently in direct competition with us may introduce competing products in the future. Because our products are often building block semiconductors providing functions that in some cases can be integrated into more complex integrated circuits, or ICs, we also face competition from manufacturers of ICs, as well as customers that develop their own IC products. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	seasonality or cyclical fluctuations in our markets;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	availability and cost of raw materials from our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development and internal manufacturing overhead costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. During the first half of fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative and sustainable product platforms. Although we are committed to investing in new product development in order to stay competitive in our markets and plan to invest in process development and maintain research and development fabrication capabilities in order to develop manufacturing processes for devices that are invented internally, we do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies where we have focused our research and development expenditures will become commercially successful.

Our business would be adversely affected by the departure of existing members of our senior management team or if our senior management team is unable to effectively implement our strategy.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Mr. Hock E. Tan, our President and Chief Executive Officer. None of our senior management is bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our senior management. The loss of any of our senior management could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Moreover, some of the individuals on our senior management team have been in their current positions for a relatively short period of time. For example, our Chief Financial Officer has been in his position since August 2008. Our future success will depend to a significant extent on the ability of our management team to work together effectively. The inability of our senior management team to effectively manage our business and implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract, train and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing, legal and finance, and especially our design and technical personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. We and our Predecessor have historically encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with expertise in analog and optoelectronic semiconductor design. Competition for such personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

If the tax incentives arrangements we have negotiated with the Government of Singapore change or cease to be in effect, or if our assumptions and interpretations of tax laws and incentive arrangements prove to be incorrect, the amount of corporate income taxes we have to pay could significantly increase.

We have structured our operations to maximize the benefit from the various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have negotiated tax incentives with the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. In order to retain these tax benefits, we must meet certain operating conditions relating to, among other things, the activities we conduct in Singapore and the nature and level of our employment there. Some of these operating conditions are subject to phase-in periods through 2010. These tax incentive arrangements are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 18%. For the years ended October 31, 2007 and 2006, the effect of these tax incentives was to reduce the overall provision for income taxes and reduce net loss from what it otherwise would have been in such year by approximately $19 million and $19 million, respectively, and reduce diluted net loss per share by $0.09 and $0.09, respectively. If we cannot or elect not to comply with the operating conditions included in our tax incentive arrangements, we will lose the related tax benefits, could be required to refund material tax benefits previously realized by us and would likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us, from an income tax expense or operational perspective, as the benefits provided under the present tax incentive arrangements.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax incentives are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would significantly increase our expenses, reduce our profitability and adversely affect our cash flows. In addition, taxable income in any jurisdiction is dependent upon acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could, if successful, substantially increase our income tax expense.

We are subject to warranty claims, product recalls and product liability.

From time to time, we are subject to warranty or product liability claims that may lead to significant expenses as we defend such claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but such insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. We may incur costs and expenses relating to a recall of one of our customers’ products containing one of our devices. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

The complexity of our products could result in unforeseen delays or expenses or undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.

Highly complex products such as the products that we offer, may contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects and bugs. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, we may not be able to successfully design workarounds. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers, attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. To resolve these problems, we may have to invest significant capital and other resources. Although our products are tested by our suppliers, our customers and ourselves, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. As a result, our financial results could be materially and adversely affected.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our results of operations.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. Our results of operations could be harmed if we are unable to adjust our supply chain volume to address market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the holiday selling season, making demand difficult to anticipate. On occasion, customers may require rapid increases in production, which can challenge our resources and reduce margins. During a market upturn, we may not be able to purchase sufficient supplies or components, or secure sufficient contract manufacturing capacity, to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce revenue growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. If one of our suppliers ceases to, or is unable to, manufacture such a component or supply is otherwise constrained, we may be forced to re-engineer a product or may fail to meet customer demand. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors or make advance payments to suppliers, which could reduce our ability to adjust our inventory or expense levels to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. Downturns in the semiconductor industry have in the past caused, and may in the future cause, our customers to reduce significantly the amount of products ordered from us. If demand for our products is less than we expect, we may experience excess and obsolete inventories and be forced to incur additional charges. Because certain of our sales, research and development and internal manufacturing overhead expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

Our operating results and financial condition could be harmed if the markets into which we sell our products decline.

Visibility into our markets is limited. Any decline in our customers’ markets would likely result in a reduction in demand for our products and make it more difficult to collect on outstanding amounts due us. For example, if the Asian market does not grow as anticipated or if the semiconductor market declines, our results of operations would likely suffer. In such an environment, pricing pressures could intensify and, if we were unable to respond quickly, could significantly reduce our gross margins. To the extent we cannot offset recessionary periods or periods of reduced growth that may occur in these markets through increased market share or otherwise, our net revenue may decline and our business, financial condition and results of operations may suffer. Pricing pressures and competition are especially intense in semiconductor-related industries, which could prevent achievement of our long-term financial goals and could require us to implement additional cost-cutting measures. Furthermore, projected industry growth rates may not be as forecasted, which could result in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by companies holding large numbers of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. From time to time, third parties assert against us and our customers and distributors their patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Claims that our products or processes infringe or misappropriate these rights, regardless of their merit or resolution, are frequently costly and divert the efforts and attention of our management and technical personnel. In addition, many of our customer agreements and in some cases our asset sale agreements require us to indemnify our customers or purchasers for third-party intellectual property infringement claims, which have in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could also harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	indemnify customer or distributors;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets. We are unable to predict that:

•	any of the patents and pending patent applications that we presently employ in our business, which currently consist primarily of those that Agilent assigned, licensed or sublicensed to us in connection with the SPG Acquisition, will not lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•

rights previously granted by Agilent, Hewlett-Packard Company or others to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in certain jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the trademarks, copyrights, mask work rights, trade secrets, know-how or other intellectual property rights that Agilent has assigned, licensed or sublicensed to us in connection with the SPG Acquisition will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark or copyright applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in one or more relevant jurisdictions.

We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

The demands or loss of one or more of our significant customers may adversely affect our business.

Some of our customers are material to our business and results of operations. In the six months ended May 4, 2008, Avnet, Inc., a distributor, and Flextronics International Ltd., a contract manufacturer, each accounted for 10% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 53% of our net revenue from continuing operations. In the fiscal year ended October 31, 2007, Avnet, Inc. accounted for 13% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% and 12% of our net revenues from continuing operations for the six months ended May 4, 2008 and the fiscal year ended October 31, 2007, respectively. We believe our top customers’ purchasing power has given them the ability to make greater demands on their suppliers, including us. We expect this trend to continue, which we expect will result in our results of operations becoming increasingly sensitive to deterioration in the financial condition of, or other adverse developments related to, one or more of our significant customers. Although we believe that our relationships with our major customers are good, we generally do not have long-term contracts with any of them, which is typical of our industry. As a result, although our customers provide indications of their product needs and purchases on an annual basis, they generally purchase our products on a weekly or daily basis and the relationship, as well as particular orders, can be terminated at any time. The loss of any of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have any long-term supply contracts with our contract manufacturers or materials suppliers and may not be able to obtain the products or raw materials required for our business, which could have a material adverse affect on our business.

We either obtain the products we need for our business from third-party contract manufacturers or we obtain the materials we need for our products from suppliers. We purchase a significant portion of our semiconductor materials from a few suppliers. For the six months ended May 4, 2008, we purchased 51% of the materials for our manufacturing processes from ten suppliers. For the fiscal year ended October 31, 2007, we purchased 51% of the materials for our manufacturing processes from eight suppliers. Substantially all of our purchases are on a purchase order basis, and we have not generally entered into long-term contracts with our contract manufacturers or suppliers. In the event that these purchase orders are terminated, we cannot obtain sufficient quantities of raw materials at reasonable prices, the quality of the material deteriorates, we fail to satisfy our customers’ requirements or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted. For example, during fiscal year 2008, we have experienced an increase in our cost of products sold as a result of higher energy costs.

Our manufacturing processes rely on many materials, including silicon and GaAs wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

We use third-party contractor manufacturers for most of our manufacturing activities, primarily for wafer fabrication and module assembly and test services. Our agreements with these manufacturers typically require us to forecast product needs, commit to purchase services consistent with these forecasts and, in some cases, require long-term commitments in the early stages of the relationship. Our operations could be adversely affected in the event that these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated, our forecasts proved to be materially incorrect or capacity is consumed by our competitors.

We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.

We rely on third-party vendors to provide critical services, including, among other things, certain services related to accounting, billing, human resources, information technology, or IT, network development and network monitoring. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. Although we outsource most of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices. Increased competition and the existence of product alternatives, more complex engineering requirements, lower demand and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

We sell our products throughout the world. In addition, approximately 70% of our employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	economic downturns, civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	changes in labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations, which may result in our products becoming too expensive for foreign customers; and

•	difficulty in obtaining distribution and support.

International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.

A majority of our products are produced and sourced in Asia, primarily in Singapore, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations. Our failure to obtain the required approvals could have an adverse effect on our business, financial condition and results of operations.

We are subject to currency exchange risks that could adversely affect our operations.

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. As a result, we are subject to currency risks that could adversely affect our operations, including:

•	risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system, and those of our contract manufacturers, are subject to risk of catastrophic loss due to fire, flood, or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at our Fort Collins, Colorado and Singapore facilities would materially and adversely affect our business.

We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.

We have disposed of significant portions of the business originally acquired from Agilent through the sale of our Storage Business to PMC-Sierra, Inc. in February 2006, the sale of our Printer ASICs Business to Marvell Technology Group Ltd. in May 2006, the sale of our Image Sensor operations to Micron Technology, Inc. in December 2006, and the sale of our Infra-red operations to Lite-On Technology Corporation in January 2008. We may seek additional opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements. These transactions may be intended to result in the reduction of our indebtedness, the realization of cost savings, the generation of cash or income or the reduction of risk. These transactions may also affect our consolidated results of operations.

In 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG. In 2008, we completed acquisitions of a manufacturer of motion control decoders and a developer of low-power wireless devices. We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment our market segment coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

These transactions or any other acquisitions or dispositions involve risks and uncertainties which may have a material adverse effect on our business. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business’ technology, difficulties in entering markets in which we have no or limited direct prior experience, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

Any acquisition may also cause us to assume liabilities, acquire goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

Any future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our exposures to risk related to our substantial indebtedness, increase our leverage and potentially affect our credit ratings, and in the case of equity financing, would be dilutive to our existing shareholders. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our business is subject to various significant international and U.S. laws and other legal requirements, including packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.

We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to environmental, health and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse affect on our results of operations and financial condition.

We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations.

We also face increasing complexity in our product design and procurement operations as we adjust to new requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union as of July 1, 2006 under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU legislation. Other environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations.

In addition to the costs of complying with environmental, health and safety requirements, we may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.

We cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

We may not realize the expected benefits of our recent restructuring activities and other initiatives designed to reduce costs and increase revenue across our operations.

We recently have pursued a number of restructuring initiatives designed to reduce costs and increase revenue across our operations. These initiatives included significant workforce reductions in certain areas as we realigned our business. Additional initiatives included establishing certain operations closer in location to our global customers, evaluating functions more efficiently performed through partnerships or other outside relationships and steps to attempt to further reduce our overhead costs. We are also exploring opportunities to leverage our technology and diversified product portfolio to increase revenue. These initiatives have been substantial in scope and disruptive to some of our historical operations. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we have incurred restructuring or other infrequent charges and we may in the future experience disruptions in our operations, loss of key personnel and difficulties in delivering products timely. In the six months ended May 4, 2008 and the year ended October 31, 2007, we incurred restructuring charges of $5 million and $51 million, respectively, consisting primarily of employee severance and related costs resulting from a reduction in our workforce.

We rely on third-party distributors and manufacturers’ representatives and the failure of these distributors and manufacturers’ representatives to perform as expected could reduce our future sales.

We sell many of our products to customers through distributors and manufacturers’ representatives. We are unable to predict the extent to which our distributors and manufacturers’ representatives will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers’ representatives and distributors also market and sell competing products. Our representatives and distributors may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers’ representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current distributors or manufacturers’ representatives or recruit additional or replacement distributors or manufacturers’ representatives, our sales and operating results will be harmed.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross profits.

The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. We expect that our gross profits on our products are likely to decrease over the next fiscal year below levels we have historically experienced due to pricing pressures from our customers, and an increase in sales of wireless and other products into consumer application markets, which are highly competitive and cost sensitive. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing manufacturing costs, or developing new and higher value-added products on a timely basis.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on our share price.

We currently expect that we will be required to comply with Section 404(a) under the Sarbanes-Oxley Act of 2002 (management’s report on financial reporting) no later than our fiscal year ending October 31, 2008, and Section 404(b) (auditor’s attestation report) no later than our fiscal year ending October 31, 2009. We are in the process of evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to assess, our internal control over financial reporting. We cannot be certain, however, as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations, nor can we assure you that our compliance with Section 404 will not result in significant additional expenditures. We will be required to disclose, among other things, control deficiencies that constitute a “material weakness.” A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the disclosure by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our ordinary shares may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, the trading price of our ordinary shares may decline, and we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Stock Market. We may also be required to restate our financial statements from prior periods.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

The following table presents our long-term indebtedness as of May 4, 2008, without giving effect to the planned use of proceeds from this offering:

As of May 4, 2008
(in millions)
Revolving credit facility ($359 million available)	$—
10 1/8% senior notes due 2013	403
Senior floating rate notes due 2013	50
11 7/8% senior subordinated notes due 2015	250
Other borrowing	2
Long-term obligation for capital leases	5

Total long-term indebtedness	$710

Subject to restrictions in the indentures governing our 10 1/8% senior notes, senior floating rate notes and 11 7/8 % senior subordinated notes, generally referred to in this prospectus collectively as our outstanding notes, and our senior credit agreement, we may incur additional indebtedness. Furthermore, borrowings under our senior credit agreement are secured by substantially all of our assets. For more information on our outstanding indebtedness, see “Description of Indebtedness” elsewhere in this prospectus.

Our substantial indebtedness could have important consequences including:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding notes, including our repurchase obligations;

•	increasing our vulnerability to adverse general economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate risk to the extent of our variable rate indebtedness;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

Any of the foregoing could materially and adversely affect our business, financial conditions and results of operations.

The indentures governing our outstanding notes and our senior credit agreement impose significant restrictions on our business.

The indentures governing our outstanding notes and the senior credit agreement contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and issue ordinary or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our shares or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, over a specified limit, our senior credit agreement requires us to meet a financial ratio test and restricts our ability to make capital expenditures or prepay certain other indebtedness. Our ability to meet the financial ratio test may be affected by events beyond our control, and we do not know whether we will be able to maintain this ratio.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our senior credit agreement or the indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.

The breach of any of these covenants or restrictions could result in a default under the indentures governing our outstanding notes or our senior credit agreement. An event of default under our debt agreements would permit some or all of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay these amounts, lenders having secured obligations, including the lenders under our senior credit agreement, could proceed against the collateral securing that debt. Any of the foregoing would have a material adverse effect on our business, financial condition and results of operations. For more information on our outstanding indebtedness, see “Description of Indebtedness” elsewhere in this prospectus.

Risks Relating to the Investments in Singapore Companies

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. We have also been advised that there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law.

We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interest than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Comparison of Shareholder Rights” for a discussion of differences between Singapore and Delaware corporation law.

For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. At our 2008 annual general meeting of shareholders, our shareholders provided our directors with the general authority to allot and issue new shares until the earlier of (i) the conclusion of our 2009 annual general meeting, (ii) the expiration of the period within which the next annual general meeting is required to be held (i.e., within 15 months from the conclusion of the last general meeting) or (iii) the subsequent revocation or modification of such general authority by our shareholders acting at a duly noticed and convened meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our memorandum and articles of association, our board of directors may allot and issue new shares on terms and conditions and with the rights and restrictions as they may think fit to impose. Any additional issuances of new shares by our directors may adversely impact the market price of our ordinary shares.

Risks Relating to Owning Our Ordinary Shares

Control by principal shareholders could adversely affect our other shareholders.

When this offering is completed, our executive officers, directors and greater than 5% shareholders, collectively, will beneficially own approximately     % of our ordinary shares (excluding shares issuable upon exercise of outstanding options), assuming no exercise of the underwriters’ option to purchase additional shares. In addition, pursuant to the terms of our Second Amended and Restated Shareholder Agreement, which we refer to in this prospectus as the Shareholder Agreement, Kohlberg Kravis Roberts & Co., or KKR, and Silver Lake Partners, or Silver Lake, and together with KKR, the Sponsors, or their respective affiliates, and Seletar Investments Pte. Ltd., or Seletar, can elect their respective designees to serve as members of our board of directors. These shareholders will have a continuing ability to control our board of directors and will continue to have significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. In addition, under the “controlled company” exception to the independence requirements of the Nasdaq Stock Market, we will be exempt from the rules of the Nasdaq Stock Market that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and governance committee be comprised solely of independent directors. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our non-Sponsor shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our ordinary shares could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	overall conditions in the semiconductor market;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement of, or expectation of additional financing efforts;

•	sales of our ordinary shares by us or our shareholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements with our executive officers, directors and greater than 5% shareholders; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our ordinary shares. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our ordinary shares currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of ordinary shares outstanding as of May 4, 2008, upon completion of this offering, we will have              ordinary shares outstanding, or              shares if the underwriters exercise their option to purchase additional shares in full, assuming no exercise of outstanding options or warrants.

All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining              ordinary shares outstanding after this offering, based on shares outstanding as of May 4, 2008, will be restricted as a result of securities laws or lock-up agreements that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. In addition, shares acquired upon exercise of options and share purchase rights granted pursuant to our Senior Management Plan are subject to a restriction on transfer, subject to certain exceptions, until the later of the fifth anniversary of the date of grant or date of this prospectus. These remaining shares will generally become available for sale subject to compliance with applicable securities laws or upon expiration of these lock-up agreements or other contractual restrictions.

The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See “Shares Eligible for Future Sale” elsewhere in this prospectus.

After this offering, the holders of approximately              ordinary shares, or     % based on shares outstanding as of May 4, 2008, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a Registration Rights Agreement. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” elsewhere in this prospectus. In addition, upon exercise of outstanding options by our executive officers and certain other employees, our executive officers and those other employees will be entitled to rights with respect to registration of the ordinary shares acquired on exercise. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our ordinary shares. If we file a registration statement for the purposes of selling additional shares to raise capital, and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under Securities Act to register up to             shares for issuance under our Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and

Subsidiaries and 2008 Equity Incentive Award Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to a 180-day lock-up period and other restrictions provided under the terms of the Management Shareholders Agreement, the applicable plan and/or the option agreements entered into with option holders.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Although we have already hired additional staff to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Singapore corporate law may impede a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

The Singapore Code on Take-overs and Mergers contains provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million or more.

Any person acquiring an interest, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. While the Singapore Code on Take-overs and Mergers seeks to ensure equality of treatment among shareholders, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends in the foreseeable future. The payment of cash dividends on ordinary shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. We anticipate that we will retain all of our future earnings for use in the development of our business, in reducing our indebtedness and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our results include:

•	the overall condition of the highly cyclical semiconductor industry;

•	adaptation to technological changes in the semiconductor industry;

•	dependence on contract manufacturing and outsourced supply chain;

•	prolonged disruptions of our manufacturing facilities;

•	manufacturing efficiency and product quality, including potential warranty claims and product recalls;

•	competition in the markets in which we serve;

•	quarterly and annual fluctuations;

•	investments in research and development;

•	departure of key senior managers and the ability to retain and attract key personnel;

•	changes in tax laws;

•	protection of our intellectual property rights;

•	loss of one or more of our significant customers;

•	our reliance on third parties to provide services for the operation of our business;

•	risks relating to the transaction of business internationally;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•	our substantial indebtedness;

•	certain covenants in our debt documents; and

•	the other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale of the ordinary shares offered in this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $             million.

As described in more detail below, we currently intend to use the net proceeds of this offering, together with existing cash and cash equivalents, for the following purposes and in the following amounts:

•	approximately $ million will be used to redeem a portion of our indebtedness;

•	approximately $ million will be used to pay certain amounts in connection with the termination of our advisory agreement with our equity sponsors pursuant to its terms; and

•	the remainder to fund working capital, capital expenditures and other general corporate purposes.

We intend to use approximately $             million of the net proceeds from this offering to redeem $153 million principal amount of our 10 1/8% senior notes due December 1, 2013 and $87.5 million principal amount of our 11 7/8% senior subordinated notes due December 1, 2015, and to pay the related redemption premiums and accrued but unpaid interest to the estimated date of redemption.

In connection with the termination of the advisory agreement with our equity sponsors pursuant to its terms, we will pay approximately $             million to Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, using a portion of the proceeds of this offering. These entities are related to KKR and Silver Lake, respectively. See “Certain Relationships and Related Party Transactions—Advisory Agreement” elsewhere in this prospectus. KKR is also an affiliate of KKR Capital Markets LLC, one of the underwriters for this offering. See “Underwriting—Relationships/FINRA Rules.”

We expect to use any remaining net proceeds to fund working capital, capital expenditures and other general corporate purposes, which may include acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We currently do not plan to declare dividends on our ordinary shares in the foreseeable future. The payment of cash dividends on ordinary shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition and any other factors deemed relevant by our board of directors. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits.

CASH AND CAPITALIZATION

The following table sets forth our cash, cash equivalents and our capitalization as of May 4, 2008:

•	on an actual basis; and

•

on an as adjusted basis to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds.”

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of May 4, 2008
	Actual	As Adjusted
	(unaudited) (in millions, except share data)
Cash and cash equivalents	$83	$

Total long-term debt and capital lease obligations	$710	$

Shareholders’ equity:
Ordinary shares, no par value, 213,564,783 issued and outstanding, actual; shares issued and outstanding, as adjusted	1,079
Accumulated deficit	(374)
Accumulated other comprehensive income	4

Total shareholders’ equity	709

Total capitalization	$1,419	$

The number of as adjusted ordinary shares shown as issued and outstanding in the table is based on the number of our ordinary shares outstanding as of May 4, 2008 and excludes:

•

20,258,011 ordinary shares issuable upon the exercise of options outstanding under our Executive Plan and Senior Management Plan as of May 4, 2008 at a weighted average exercise price of $6.64 per share;

•	ordinary shares reserved for future issuance under our 2008 Equity Incentive Award Plan; and

•	800,000 ordinary shares issuable upon the exercise of an option granted to Capstone Equity Investors LLC at an exercise price of $5.00 per share.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the as adjusted net tangible book value per share of our ordinary shares after this offering. Net tangible book value per share is determined by dividing the number of outstanding ordinary shares into our total tangible assets (total assets less intangible assets) less total liabilities. Our net tangible book value at May 4, 2008 was $(199) million, and our net tangible book value per share was $(0.93) per ordinary share.

Our as adjusted net tangible book value at May 4, 2008, after giving effect to the sale of              ordinary shares at an assumed initial public offering price of $             per share and after deducting the underwriting discount and estimated offering expenses, would have been approximately $             million, or $             per share. This represents an immediate increase in as adjusted net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per share to new investors, or approximately         % of the assumed initial public offering price of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of May 4, 2008, before giving effect to this offering
Increase in net tangible book value per share attributable to investors purchasing shares in this offering
As adjusted net tangible book value per share, after giving effect to this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our as adjusted net tangible book value by $             million, the as adjusted net tangible book value per share after this offering by $             per share and the dilution in as adjusted net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following table summarizes, as of May 4, 2008, the number of ordinary shares purchased from us since inception, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares in this offering at an assumed initial public offering price of $             per share, before deducting underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(amount in thousands, except percentages and share amounts)

Existing shareholders	213,564,783		$1,066,925		$5.00

New investors

Total

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by existing shareholders, total consideration paid by new investors, total consideration paid by all shareholders and the average price per share paid by existing shareholders by $             million, $             million, $             million and $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table are based on 213,564,783 ordinary shares outstanding as of May 4, 2008 and excludes:

•

20,258,011 ordinary shares issuable upon the exercise of options outstanding under our Executive Plan and Senior Management Plan as of May 4, 2008 at a weighted average exercise price of $6.64 per share; and

•	800,000 ordinary shares issuable upon the exercise of an option granted to Capstone Equity Investors LLC at an exercise price of $5.00 per share.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the number of our ordinary shares held by existing shareholders would decrease to approximately % of the total number of ordinary shares outstanding after this offering; and

•	the number of our ordinary shares held by new investors would increase to approximately % of the total number ordinary shares outstanding after this offering.

In addition,              ordinary shares are reserved for future issuance under our equity-based compensation plans. The table and calculations above exclude such shares. To the extent the options are exercised and awards are granted under these plans, there may be dilution to our shareholders. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED FINANCIAL DATA

Set forth below is selected financial data of our business as of and for the periods presented. You should read this data together with the information included under the headings “Risk Factors,” “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. The selected statements of operations data for the year ended October 31, 2005, the one month ended November 30, 2005 and the years ended October 31, 2006 and 2007, and the selected balance sheet data as of October 31, 2006 and 2007, have been derived from audited historical financial statements and related notes included elsewhere in this prospectus. The selected statements of operations data for the years ended October 31, 2003 and 2004 and the selected balance sheet data as of October 31, 2003, 2004 and 2005 have been derived from audited historical financial statements and related notes not included in this prospectus. The selected statements of operations data for the six months ended April 30, 2007 and May 4, 2008 and the selected balance sheet data as of May 4, 2008 have been derived from unaudited historical financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited historical financial statements on the same basis as the audited historical financial statements and, in the opinion of our management, the statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial information set forth in these statements. The historical financial data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a fully stand-alone entity during all of the periods presented. We adopted a 52-or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008, and the fourth quarter will end on November 2, 2008.

	Predecessor(1)				Company
	Year Ended October 31,			One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
	2003	2004	2005		2006(2)	2007	April 30, 2007	May 4, 2008
				(in millions, except per share data)
Statement of Operations Data:
Net revenue(3)	$1,248	$1,714	$1,410	$114	$1,399	$1,527	$755	$813

Costs and expenses:
Cost of products sold:
Cost of products sold	956	1,202	935	87	926	936	464	467
Amortization of intangible assets	—	—	—	—	55	60	30	28
Asset impairment charges(4)	—	—	2	—	—	140	—	—
Restructuring charges(5)	—	—	2	—	2	29	15	2

Total costs of products sold	956	1,202	939	87	983	1,165	509	497
Research and development	230	205	203	22	187	205	101	128
Selling, general and administrative	255	249	245	27	243	193	104	98
Amortization of intangible assets	—	—	—	—	56	28	14	14
Asset impairment charges(4)	—	—	1	—	—	18	—	—
Restructuring charges(5)	—	—	15	1	3	22	11	3
Litigation settlement(6)	—	—	—	—	21	—	—	—
Acquired in-process research and development	—	—	—	—	—	1	—	—

Total costs and expenses	1,441	1,656	1,403	137	1,493	1,632	739	740

Income (loss) from operations(3)(7)(8)	(193)	58	7	(23)	(94)	(105)	16	73
Interest expense(9)	—	—	—	—	(143)	(109)	(57)	(45)
Loss on extinguishment of debt	—	—	—	—	—	(12)	(10)	(10)
Other income, net	1	4	7	—	12	14	6	2

Income (loss) from continuing operations before income taxes	(192)	62	14	(23)	(225)	(212)	(45)	20
Provision for income taxes	9	19	5	2	3	8	3	7

Income (loss) from continuing operations	(201)	43	9	(25)	(228)	(220)	(48)	13
Income from and gain on discontinued operations, net of income taxes(10)	24	30	22	1	1	61	58	8

Net income (loss)	$(177)	$73	$31	$(24)	$(227)	$(159)	$10	$21

	Predecessor(1)				Company
	Year Ended October 31,			One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
	2003	2004	2005		2006(2)	2007	April 30, 2007	May 4, 2008
				(in millions, except per share data)
Net income (loss) per share:
Basic:
Income (loss) from continuing operations					$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes					—	0.29	0.27	0.04

Net income (loss)					$(1.07)	$(0.74)	$0.05	$0.10

Diluted:
Income (loss) from continuing operations					$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes					—	0.29	0.27	0.04

Net income (loss)					$(1.07)	$(0.74)	$0.05	$0.10

Weighted average shares:
Basic					213	214	214	214

Diluted					213	214	214	219

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—	$—		$272	$309	$200	$83
Total assets	861	921	840		2,217	1,951	2,046	1,741
Total long-term debt and capital lease obligations	—	—	—		1,004	907	927	710
Total shareholders’ equity	609	650	529		842	693	865	709

(1)	Predecessor refers to the Semiconductor Products Group business segment of Agilent.

(2)	We completed the SPG Acquisition on December 1, 2005. The SPG Acquisition was accounted for as a purchase business combination under GAAP and thus the financial results for all periods from and after December 1, 2005 are not necessarily comparable to the prior results of Predecessor. We did not have any significant operating activity prior to December 1, 2005. Accordingly, our results for the year ended October 31, 2006 represent only the eleven months of our operations after the completion of the SPG Acquisition.

(3)	The divestiture of the Camera Module Business by Agilent on February 3, 2005 did not meet the criteria for discontinued operations treatment under GAAP and, as such, its historical results remain included in the results from continuing operations as presented in this prospectus until the first quarter of fiscal year 2005. The following table presents the operating results of the Camera Module Business:

	Predecessor
	Year Ended October 31,
	2003	2004	2005
	(in millions)
Statement of Operations Data:
Net revenue	$58	$296	$69
Loss from operations	(37)	(63)	(7)

(4)	During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities, of which $18 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold.

(5)

During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. Our restructuring charges predominantly represent one-time employee termination benefits. We incurred total restructuring charges of $5 million during the year ended October 31, 2006 ($6 million on a combined basis including the one month period ended

November 30, 2005) related to our effort to rationalize our product lines. During the year ended October 31, 2005, we incurred $17 million in restructuring charges for certain restructuring actions initiated by Agilent.

(6)	In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with the SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.

(7)	Includes share-based compensation expense recorded by Predecessor of $4 million for the one month ended November 30, 2005, and for the Company, $3 million for the year ended October 31, 2006, $12 million for the year ended October 31, 2007, $13 million for the six months ended April 30, 2007 and $9 million for the six months ended May 4, 2008.

(8)	Includes expense recorded in connection with the advisory agreement with our equity sponsors of $5 million for the year ended October 31, 2006, $5 million for the year ended October 31, 2007, $3 million for the six months ended April 30, 2007 and $3 million for the six months ended May 4, 2008. The monitoring fees under the advisory agreement are payable on a quarterly basis. Upon completion of this offering, the advisory agreement will be terminated pursuant to its terms and no further payments will be made following such termination.

(9)	Interest expense for the year ended October 31, 2006 includes an aggregate of $30 million of amortization of debt issuance costs and commitment fees for expired credit facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of our term loan facility during this period. As of October 31, 2006, we had permanently repaid all outstanding amounts under our term loan facility.

(10)	In October 2005, we sold our Storage Business to PMC-Sierra Inc. This transaction closed on February 28, 2006, resulting in $420 million of net cash proceeds. No gain or loss was recorded on the sale.

In February 2006, we sold our Printer ASICs Business to Marvell International Technology Ltd. for $245 million in cash. Our agreement with Marvell also provides for up to $35 million in additional performance-based payments by Marvell to us upon the achievement of certain revenue targets by the acquired business. This transaction closed on May 1, 2006 and no gain or loss was recorded on the initial sale. In April 2007, we received $10 million of the performance-based payment from Marvell and recorded it as a gain on discontinued operations.

In November 2006, we sold our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded a gain on discontinued operations of approximately $50 million for both of these transactions.

In October 2007, we sold our Infra-red operations to Lite-On Technology Corporation for $19 million in cash and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On. Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed in January 2008 resulting in a gain on discontinued operations of $3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and notes thereto which appear elsewhere in this prospectus. This discussion and analysis of our financial condition and results of operations includes periods prior to the SPG Acquisition and related financings, which we collectively refer to as the Transactions. Accordingly, the discussion and analysis of the Predecessor period does not reflect the significant impact of the Transactions. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard complementary metal-oxide semiconductor, or CMOS, processes and most of our assembly and test operations. We differentiate our business through effective supply chain management, strong distribution channels and a highly variable, low-cost operating model. We have over 35 years of operating history in Asia, where approximately 60% of our employees are located and where we produce a significant portion of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing.

Our business is impacted by general conditions of the semiconductor industry and seasonal demand patterns in our target markets. We believe that our focus on multiple target markets and geographies helps mitigate our exposure to volatility in any single target market.

Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices will continue to decline in the future. However, as part of our normal course of business, we plan to offset declining average selling prices with efforts to reduce manufacturing costs of existing products and the introduction of new and higher value-added products.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. In the six months ended May 4, 2008, Avnet, Inc., a distributor, and Flextronics International Ltd., a contract manufacturer, each accounted for 10% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 53% of our net revenue from continuing operations. In the fiscal year ended October 31, 2007, Avnet, Inc. accounted for 13% of our net revenue from continuing operations and our top 10 customers collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% and 12% of our net revenues from continuing operations for the six months ended May 4, 2008 and the fiscal year ended October 31, 2007, respectively. We expect to continue to experience significant customer concentration in future periods.

The demand for our products has been affected in the past, and is likely to continue to be affected in the future, by various factors, including the following:

•	general economic and market conditions in the semiconductor industry and in our target markets;

•	our ability to specify, develop or acquire, complete, introduce and market new products and technologies in a cost-effective and timely manner;

•	the timing, rescheduling or cancellation of expected customer orders and our ability to manage inventory;

•	the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and

•	the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.

Net Revenue

Substantially all of our net revenue is derived from sales of semiconductor devices which our customers incorporate into electronic products. We serve four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications and consumer and computing peripherals. We sell our products primarily through our direct sales force. We also use distributors for a portion of our business and recognize revenue upon delivery of product to the distributors. Such revenue is reduced for estimated returns and distributor allowances.

Costs and Expenses

Total cost of products sold.    Cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment, warranty and inventory adjustments, including write-downs for inventory obsolescence, energy costs and other manufacturing expenses. Total cost of products sold also includes amortization of intangible assets and restructuring charges.

Research and development.    Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products and technologies, including share-based compensation. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process. During the first half of fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms.

Selling, general and administrative.    Selling expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. During the quarter that this offering is completed, we will expense $                 related to the termination of the advisory agreement.

Amortization of intangible assets.    In connection with the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the Storage Business held for sale. In connection with the acquisitions we completed in 2007 and 2008, we recorded intangible assets of $34 million. These intangible assets are being amortized over their estimated useful lives of six months to 20 years. In connection with these acquisitions, we also recorded goodwill of $156 million (net of assets of the Storage Business held for sale) which is not being amortized.

Interest expense.    Interest expense is associated with our borrowings incurred in connection with the SPG Acquisition. Our debt has been substantially reduced over the past two and half fiscal years, principally through net proceeds derived from the divestiture of our Storage and Printer ASICs Businesses as well as cash flows from operations, and will be further reduced through the use of a portion of the net proceeds from this offering.

Loss on extinguishment of debt.    In connection with the repayment of our outstanding indebtedness, we incur a loss for the extinguishment of debt. We expect to incur a charge of approximately $             in the fiscal quarter in which this offering is completed associated with our intended use of proceeds to redeem a portion of our outstanding debt.

Other income, net.    Other income includes interest income, currency gains (losses) on balance sheet remeasurement and other miscellaneous items.

Provision for income taxes.    We have structured our operations to maximize the benefit from various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have negotiated tax incentives with the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. In order to retain these tax benefits, we must meet certain operating conditions relating to, among other things, the activities we conduct in Singapore and the nature and level of our employment there. Some of these operating conditions are subject to phase-in periods through 2010. The tax incentive arrangements are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 18%. For the years ended October 31, 2007 and 2006, the effect of these tax incentives was to reduce the overall provision for income taxes and reduce net loss from what it otherwise would have been in such year by approximately $19 million and $19 million, respectively, and reduce diluted net loss per share by $0.09 and $0.09, respectively. If we cannot or elect not to comply with the operating conditions included in our tax incentive arrangements, we will lose the related tax benefits and could be required to refund material tax benefits previously realized by us and would likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax concession arrangements. As a result of the tax incentives, if we continue to comply with the operating conditions, we expect the income from our operations to be subject to relatively lower income taxes than would otherwise be the case under ordinary income tax rates.

Going forward, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as settlements of future audits. In particular, we may owe significant taxes in jurisdictions outside Singapore during periods when we are profitable in those jurisdictions even though we may be experiencing low operating profit or operating losses on a consolidated basis, potentially resulting in significant tax liabilities on a consolidated basis during those periods. Conversely, we expect to realize more favorable effective tax rates as our profitability increases. Our historical income tax provisions are not necessarily reflective of our future results of operations.

History

SPG Acquisition

On December 1, 2005, we completed the acquisition of the Semiconductor Products Group of Agilent for approximately $2.7 billion. The SPG Acquisition was accounted for by the purchase method of accounting for business combinations and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. Among other things, the purchase accounting adjustments increased the carrying value of our inventory and property, plant and equipment, and established intangible assets for our developed technology, customer and distributorship relationships, order backlog, and in-process research and development, or IPR&D. As a result of the SPG Acquisition and related borrowings, interest expense and non-cash depreciation and amortization charges have significantly increased.

Acquisitions

In fiscal years 2007 and through May 4, 2008 we completed three acquisitions for cash consideration of $71 million:

•	During fiscal year 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG for $27 million in cash.

•

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt.

•	During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million, plus potential earn-out payments.

Because each of these acquisitions was accounted for as a purchase transaction, the accompanying consolidated financial statements include the results of operations of the acquired companies commencing on their respective acquisition dates. See Note 3 to the Consolidated Financial Statements for information related to these acquisitions.

During the fourth quarter of fiscal year 2008, we acquired the Bulk Acoustic Wave Filter business of Infineon Technologies AG for approximately $32 million in cash.

Dispositions

Since the SPG Acquisition, we have disposed of significant portions of the business we originally acquired from Agilent:

•

In fiscal year 2006, we sold our Storage Business to PMC-Sierra, Inc. We received $420 million in net cash proceeds from the sale of our Storage Business. These net proceeds were used to permanently repay borrowings under our term loan facility. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in the purchase price allocation for the SPG Acquisition and no gain or loss was recorded on the sale.

•

In fiscal year 2006, we sold our Printer ASICs Business to Marvell Technology Group Ltd. for net proceeds of $245 million in cash plus potential earn-out payments of up to $35 million. We used the $245 million of net cash proceeds from the sale of our Printer ASICs Business received at closing to permanently repay borrowings under our term loan facility. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. During fiscal years 2007 and 2008, we received the full $35 million of earn-out payments from Marvell, including $25 million received in the quarter ended August 3, 2008.

•

In fiscal year 2007, we sold our Image Sensor operations to Micron Technology, Inc. for net proceeds of $53 million in cash plus potential earn-out payments. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded an aggregate gain on the sale of $50 million for both of these transactions, which was reported as income and gain from discontinued operations. During fiscal years 2007 and 2008, we received payments of $10 million from Micron in satisfaction of its earn-out obligations.

•

In the first quarter of fiscal year 2008, we sold our Infra-red operations to Lite-On Technology Corporation for $19 million in cash, plus $2 million payable upon receipt of local regulatory approvals, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non-infra-red products from Lite-On. This transaction resulted in a gain of $3 million, which was reported within income from and gain on discontinued operations in the consolidated statement of operations.

In addition, in February 2005, Agilent sold its Camera Module Business to Flextronics International Ltd. The assets sold did not include the Image Sensor operations, which was retained and subsequently sold by us to Micron. Flextronics paid us $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments) following the February 2005 closing date. These payments were not recognized as income, but reduced a receivable established at the time of the SPG Acquisition.

Except for the Camera Module Business, all of the above divestitures are treated as sale of discontinued operations in our consolidated financial statements. The divestiture of the Camera

Module Business by Agilent did not meet the criteria for discontinued operations treatment under GAAP and historical results of the Camera Module Business are included in Predecessor’s financial results from continuing operations until February 3, 2005.

See Notes 16 and 17 to the Consolidated Financial Statements for additional information related to these dispositions.

Restructuring and Impairment Charges

In the first quarter of fiscal year 2007, we began to increase the use of outsourced service providers in our manufacturing operations, particularly our assembly and test operations, to lower our costs and reduce the capital deployed in these activities. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. Consequently, during the six months ended May 4, 2008 and the year ended October 31, 2007, we incurred total restructuring charges of $5 million and $51 million, respectively, predominantly representing one-time employee termination benefits. See Note 12 to the Consolidated Financial Statements for further information.

During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS No. 144, of the recoverability of the carrying value of certain manufacturing facilities.

SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter of fiscal year 2007 we assessed whether there had been a material impairment in certain long-lived assets, or the asset group, pursuant to SFAS No. 144. Based on that assessment, we recorded impairment charges of $70 million primarily related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.

The impairment charge was measured as the excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use and eventual disposal of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and warranty reserves and accounting for income taxes.

Revenue recognition.    We recognize revenue, net of sales returns and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of product to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions we have made based on our historical estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Different judgments or estimates could result in variances that might be significant to reported operating results.

Valuation of long-lived assets, intangible assets and goodwill.    We assess the impairment of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We are also required to perform annual assessments of goodwill impairment. Factors we consider important which could trigger an impairment review of our long-lived and intangible assets include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book values of the asset (or asset group) and its (their) estimated fair value. We perform an annual impairment review of our goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist.

The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows of our various businesses, which operate in a number of markets and geographical regions. We then determine the carrying value of these businesses. We exercise judgment in assigning and allocating certain assets and liabilities to these businesses. We then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

The process of evaluating the potential impairment of long-lived assets such as our property, plant and equipment is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Inventory valuation and warranty reserves.    We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, which may cause us to understate or overstate both the provision required for excess and obsolete inventory and cost of products sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations. We establish reserves for estimated product warranty costs at the time revenue is recognized. Although we engage in extensive product quality programs and processes, our warranty obligation has been and may in the future be affected by product failure rates, product recalls, repair or field replacement costs and additional development costs incurred in correcting any product failure, as well as possible claims for consequential costs. Should actual product failure rates, use of materials or service delivery costs differ from our estimates, additional warranty reserves could be required. In that event, our gross profit and gross margins would be reduced.

Accounting for income taxes.    We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS No. 109, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine, in the future, a valuation allowance is required, such adjustment to the deferred tax assets would increase tax expense in the period in which such determination is made. Conversely, if we determine, in the future, a valuation allowance is excess to our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely than not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We adopted the provisions of Financial Accounting Standard Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $22 million at date of adoption, for which we recognized approximately a $10 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the November 1, 2007 balance of accumulated deficit of approximately $8 million and an increase to deferred tax assets of $2 million.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

During the years ended October 31, 2007 and 2006, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. There were no significant changes to this amount through May 4, 2008.

Share-based compensation.    Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. As of May 4, 2008, there were outstanding options to purchase approximately 3 million ordinary shares which were subject to variable accounting. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our ordinary shares and our estimate of vesting probability of unvested options.

For the year ended October 31, 2007, we recorded $12 million of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate. For the six months ended May 4, 2008 and April 30, 2007, we recorded $9 million and $13 million, respectively, of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.

The weighted-average assumptions utilized for our Black-Scholes valuation model for the year ended October 31, 2007 and the six months ended April 30, 2007 and May 4, 2008 are as follows:

	Year Ended October 31, 2007	Six Months Ended
		April 30, 2007	May 4, 2008
Risk-free interest rate	4.6%	4.6%	3.2%
Dividend yield	0.0%	0.0%	0.0%
Volatility	47.0%	48.0%	44.0%
Expected term (in years)	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options.” Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.

Given the absence of an active market for our ordinary shares, our board of directors estimated the fair value of our ordinary shares for purposes of determining share-based compensation expense for the periods presented. Through April 2008, our board of directors determined the estimated fair value of our ordinary shares, based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding our stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of our ordinary shares. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized share-based compensation expense, net income (loss) and net income (loss) per share amounts could have been materially different.

Based upon an initial public offering price of $             per share, the aggregate intrinsic values of vested and unvested options to purchase our ordinary shares outstanding as of May 4, 2008 were $             million and $             million, respectively.

Fiscal Year Presentation

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008, and the fourth quarter will end on November 2, 2008.

The accompanying consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the period preceding the SPG Acquisition and the period after the SPG Acquisition, respectively. The Successor did not have any significant operating activity prior to December 1, 2005, and accordingly all references to the year ended October 31, 2006 represent only the eleven months of our operations since completion of the SPG Acquisition. The fiscal year ended on October 31, 2005 and the one month period ended November 30, 2005 represent solely the activities of the Predecessor. As such, the Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement, or the MSA. Over the course of the fiscal year ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing service providers. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).

The financial statements included in this prospectus are presented in accordance with U.S. GAAP and expressed in U.S. dollars.

Results from Continuing Operations

Six Months Ended May 4, 2008 Compared to Six Months Ended April 30, 2007

The following tables set forth our results of operations for the six months ended May 4, 2008 and April 30, 2007.

	Six months ended		Six months ended
	April 30, 2007	May 4, 2008	April 30, 2007	May 4, 2008
	(in millions)		(as a percent of net revenue)
Statement of Operations Data:
Net revenue	$755	$813	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	464	467	61	58
Amortization of intangible assets	30	28	4	3
Restructuring charges	15	2	2	0

Total cost of products sold	509	497	67	61
Research and development	101	128	13	16
Selling, general and administrative	104	98	14	12
Amortization of intangible assets	14	14	2	2
Restructuring charges	11	3	2	0

Total costs and expenses	739	740	98	91

Income from operations	16	73	2	9
Interest expense	(57)	(45)	(8)	(6)
Loss on extinguishment of debt	(10)	(10)	(1)	(1)
Other income, net	6	2	1	0

Income (loss) from continuing operations before income taxes	(45)	20	(6)	2
Provision for income taxes	3	7	0	1

Income (loss) from continuing operations	(48)	13	(6)	1
Income from and gain on discontinued operations, net of income taxes	58	8	7	1

Net income	$10	$21	1%	2%

Net revenue.    Net revenue was $813 million for the six months ended May 4, 2008, compared to $755 million for the six months ended April 30, 2007, an increase of $58 million or 8%. This increase was primarily attributable to a favorable mix of products in the wireless communications market, as well as strong growth in fiber optics for broadband in the wired infrastructure market. This was offset by lower net revenue in the computing peripherals market due to an increasingly competitive environment in printer encoders and low-end navigation sensors.

Cost of products sold.    Total cost of products sold (which includes amortization of manufacturing-related intangible assets and restructuring charges) was $497 million for the six months ended May 4, 2008, compared to $509 million for the six months ended April 30, 2007, a decrease of $12 million or 2%. As a percentage of net revenue, cost of products sold decreased to 61% for the six months ended May 4, 2008 from 67% for the six months ended April 30, 2007. During the six months ended April 30, 2007, we incurred $15 million of restructuring charges within cost of products sold as compared to $2 million for the six months ended May 4, 2008.

This decrease was partially offset by an increase in other cost of products sold due to increase in revenue and favorable product mix.

Research and development.    Research and development expense was $128 million for the six months ended May 4, 2008, compared to $101 million for the six months ended April 30, 2007, an increase of $27 million or 27%. As a percentage of net revenue, research and development expenses increased from 13% for the six months ended April 30, 2007 to 16% for the six months ended May 4, 2008. Higher research and development expense for the six months ended May 4, 2008 was due to redeployment of technical resources to focus on product development, as well as higher project material expenditures.

Selling, general and administrative.    Selling, general and administrative expense was $98 million for the six months ended May 4, 2008, compared to $104 million for the six months ended April 30, 2007, a decrease of $6 million or 6%. As a percentage of net revenue, selling, general and administrative expense decreased from 14% for the six months ended April 30, 2007 to 12% for the six months ended May 4, 2008. The decrease in selling, general and administrative expense for the six months ended May 4, 2008 was driven by cost reduction actions taken in the past twelve months.

Amortization of intangible assets.    Amortization of intangible assets charged to operating expenses was $14 million for each of the six months ended May 4, 2008 and April 30, 2007.

Restructuring charges.    During the six months ended May 4, 2008, we incurred total restructuring charges of $5 million, compared to $26 million for the six months ended April 30, 2007, both predominantly representing one-time employee termination benefits. See Note 12 to the Consolidated Financial Statements.

Interest expense.    Interest expense was $45 million for the six months ended May 4, 2008, compared to $57 million for the six months ended April 30, 2007, which represents a decrease of $12 million or 21%. The decrease is primarily due to the redemption and repurchases of our outstanding notes made in the past sixteen months. We presently estimate that the cash portion of our interest expense for the year ending November 2, 2008 will be $82 million, subject to possible increase or decrease due to changes in interest rates applicable to our variable rate indebtedness.

Loss on extinguishment of debt.    During the six months ended May 4, 2008, we redeemed $200 million of our senior floating rate notes. The redemption of the senior floating rate notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during the quarter ended April 30, 2007, we repurchased $77 million in principal amounts of our 10 1/8% senior notes, or senior fixed rate notes. The repurchase of the senior fixed rate notes resulted in a loss on extinguishment of debt of $10 million. See Note 9 to the Consolidated Financial Statements.

Other income, net.    Other income, net includes interest income, foreign currency gain (loss) and other miscellaneous items. Other income, net was $2 million for the six months ended May 4, 2008 and $6 million for the six months ended April 30, 2007. The decrease is primarily attributable to lower cash balances as well as a decline in interest rates.

Provision for income taxes.    We recorded income tax expense of $7 million and $3 million for the six months ended May 4, 2008 and April 30, 2007, respectively, as we recorded higher taxable income in the six months ended May 4, 2008.

Year Ended October 31, 2007 Compared to Combined Year Ended October 31, 2006, and Combined Year Ended October 31, 2006 Compared to Predecessor’s Year Ended October 31, 2005

The following tables set forth the results of operations for the years ended October 31, 2007, 2006 and 2005. The combined results of operations for the year ended October 31, 2006 include the operations of our business for the eleven months, from and after the closing of the SPG Acquisition on December 1, 2005, and the results of operations of Predecessor for the month of November 2005. From our inception in August 2005 through November 30, 2005, we had no revenues, cost of products sold, research and development expense or significant operating activities. During this period, the sole activities of our company were those undertaken in connection with the preparation for the consummation of the SPG Acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. For these reasons, our management believes that combining the one month Predecessor results with the eleven months post-acquisition results is the most meaningful presentation. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the SPG Acquisition and may not be predictive of future results of operations. Despite the combined presentation not being in accordance with GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the SPG Acquisition and our transition to a stand-alone entity, we believe that for comparison purposes, such a presentation is most meaningful to an understanding of the results of the business. Additionally, the historic periods do not reflect the impact the SPG Acquisition had on us, most notably significantly increased non-cash depreciation and amortization charges and interest expense, and may not be predictive of future results of operations.

	Predecessor		Company	Combined	Company	Predecessor	Combined	Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31, 2006	Year Ended October 31, 2006	Year Ended October 31, 2007	Year Ended October 31, 2005	Year Ended October 31, 2006	Year Ended October 31, 2007
			(in millions)			(as a percentage of net revenue)
Statement of Operations Data:
Net revenue	$1,410	$114	$1,399	$1,513	$1,527	100%	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	935	87	926	1,013	936	66	67	61
Amortization of intangible assets	—	—	55	55	60	0	4	4
Asset impairment charges	2	—	—	—	140	0	0	9
Restructuring charges	2	—	2	2	29	1	0	2

Total cost of products sold	939	87	983	1,070	1,165	67	71	76
Research and development	203	22	187	209	205	15	14	14
Selling, general and administrative	245	27	243	270	193	17	18	13
Amortization of intangible assets	—	—	56	56	28	0	4	2
Asset impairment charges	1	—	—	—	18	0	0	1
Restructuring charges	15	1	3	4	22	1	0	1
Litigation settlement	—	—	21	21	—	0	1	0
Acquired in-process research and development	—	—	—	—	1	0	0	0

Total costs and expenses	1,403	137	1,493	1,630	1,632	100	108	107

Income (loss) from operations	7	(23)	(94)	(117)	(105)	0	(8)	(7)
Interest expense	—	—	(143)	(143)	(109)	0	(9)	(7)
Loss on extinguishment of debt	—	—	—	—	(12)	0	0	(1)
Other income, net	7	—	12	12	14	1	1	1

Income (loss) from continuing operations before income taxes	14	(23)	(225)	(248)	(212)	1	(16)	(14)
Provision for income taxes	5	2	3	5	8	0	1	0

Income (loss) from continuing operations	9	(25)	(228)	(253)	(220)	1	(17)	(14)
Income from and gain on discontinued operations, net of income taxes	22	1	1	2	61	1	0	4

Net income (loss)	$31	$(24)	$(227)	$(251)	$(159)	2%	(17)%	(10)%

Net revenue.    Net revenue was $1,527 million for the year ended October 31, 2007, as compared to $1,513 million for the combined year ended October 31, 2006, an increase of $14 million or 1%. Net revenue from products targeted at the wireless communications market increased in the year ended October 31, 2007 as we focused on changing our product mix towards more proprietary products. Net revenue from products targeted at the industrial and automotive electronics market experienced moderate increase driven by growth in fiber optics in the automotive market offset by weaker optocoupler and light emitting diode, or LED, sales.

Net revenue was $1,513 million for the combined year ended October 31, 2006, as compared to $1,410 million for the year ended October 31, 2005, an increase of $103 million or 7%. On February 3, 2005, Agilent completed the sale of the Camera Module Business. Net revenue for the year ended October 31, 2005 includes $69 million of net revenue relating to the Camera Module Business prior to its sale. Excluding the $69 million of Camera Module net revenue from 2005, net revenue increased from fiscal year 2005 to fiscal year 2006 by $172 million or 13%. Net revenue from products targeted at the wireless communications market increased in the year ended October 31, 2006 as we focused on improving the mix of proprietary products to drive increased margin in this target market. Net revenue from products targeted at the industrial and automotive electronics market experienced strong growth driven by increased shipments of optocouplers and increased demand for industrial encoders. Sales of our products targeted at the wired infrastructure market also experienced growth as the target market grew stronger and boosted sales of our next generation products. Net revenue from products targeted at the computing peripherals market remained flat.

Total cost of products sold.    Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent, was $1,165 million for the year ended October 31, 2007, as compared to $1,070 million for the combined year ended October 31, 2006, an increase of $95 million or 9%. As a percentage of net revenue, cost of products sold increased from 71% for the combined year ended October 31, 2006 to 76% for the year ended October 31, 2007, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.

Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent, was $1,070 million for the combined year ended October 31, 2006, as compared to $939 million for the year ended October 31, 2005, an increase of $131 million or 14%. As a percentage of net revenue, cost of products sold increased from 67% for the year ended October 31, 2005 to 71% for the combined year ended October 31, 2006, primarily due to the amortization of intangibles of $55 million and a fair value adjustment of $43 million relating to inventory acquired as a part of the SPG Acquisition in fiscal year 2006.

Research and development.    Research and development expense was $205 million for the year ended October 31, 2007, as compared to $209 million for the combined year ended October 31, 2006, a decrease of $4 million or 2%. As a percentage of net revenue, research and development expenses remained flat at 14% in both periods.

Research and development expense was $209 million for the combined year ended October 31, 2006, as compared to $203 million for the year ended October 31, 2005, an increase of $6 million or 3%. As a percentage of net revenue, research and development expenses decreased slightly from 15% for the year ended October 31, 2005 to 14% for the combined year ended October 31, 2006.

Selling, general and administrative.    Selling, general and administrative expense was $193 million for the year ended October 31, 2007, as compared to $270 million for the combined year ended October 31, 2006, a decrease of $77 million or 29%. As a percentage of net revenue, selling, general and administrative expense decreased 5%, from 18% for the combined year ended October 31, 2006 to 13% for the year ended October 31, 2007. Selling, general and administrative expense for the combined year ended October 31, 2006 included one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity. Excluding transition expenses, selling, general and administrative expenses decreased over the period as we reduced the services provided by Agilent under the MSA and transitioned to our stand-alone corporate infrastructure.

Selling, general and administrative expense was $270 million for the combined year ended October 31, 2006, as compared to $245 million for the year ended October 31, 2005, an increase of $25 million or 10%. As a percentage of net revenue, selling, general and administrative expense increased 1%, from 17% for the year ended October 31, 2005 to 18% for the combined year ended October 31, 2006. Selling, general and administrative expense for the combined year ended October 31, 2006 increased as we incurred one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity. In addition, the results for the one month ended November 30, 2005 included $7 million in transition costs allocated by Agilent and a $4 million stock-based compensation expense associated with the adoption of SFAS No. 123R by Agilent. Excluding transition expenses, selling, general and administrative expenses decreased over the period as we reduced the services provided by Agilent under the MSA and transitioned to our stand-alone corporate infrastructure.

Amortization of intangible assets.    Amortization of intangible assets was $28 million for the year ended October 31, 2007 compared to $56 million for the combined year ended October 31, 2006, a decrease of $28 million or 50%. Amortization of intangible assets decreased as order backlog was fully amortized during fiscal year 2006.

Predecessor did not incur amortization of intangible assets during fiscal year 2005, before the SPG acquisition.

Asset impairment charges.    During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities in accordance with SFAS No. 144. See Note 12 to the Consolidated Financial Statements.

Restructuring charges.    During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of the operating expenses and the remainder was recorded as part of cost of products sold. Our restructuring charges predominantly represent one-time employee termination benefits. See Note 12 to the Consolidated Financial Statements.

We incurred total restructuring charges of $6 million during the combined year ended October 31, 2006 related to our effort to rationalize our product lines, compared to $17 million during the year ended October 31, 2005 related to certain restructuring actions initiated by Agilent.

Litigation settlement.    In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with our SPG Acquisition and accrued a liability for $21 million, including costs, in the fourth quarter of fiscal year 2006.

Acquired in-process research and development (IPRD).    IPRD was $1 million for the year ended October 31, 2007 related to completion of the POF acquisition. The amounts allocated to IPRD were determined based on our estimates of the fair value of assets acquired using valuation techniques used in the semiconductor industry and were charged to expense in the third quarter of fiscal year 2007. The projects that qualify for IPRD had not reached technical feasibility and no future use existed in Avago. In accordance with SFAS No. 2, “Accounting for Research and Development Costs,” as clarified by FIN No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method—an Interpretation of FASB Statement No. 2,” amounts assigned to IPRD meeting the above stated criteria were charged to expense as part of the allocation of the purchase price.

Interest expense.    Interest expense was $109 million for the year ended October 31, 2007, as compared to $143 million for the combined year ended October 31, 2006. Interest expense for the combined year ended October 31, 2006 includes an aggregate of amortization of debt issuance costs and commitment fees for expired facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of the term loan facility during this period.

Predecessor did not incur interest expense for the year ended October 31, 2005, before the SPG acquisition.

Loss on extinguishment of debt.    In April 2007, we repurchased $77 million in principal amounts of our senior fixed rate notes in a tender offer. The repurchase of these senior fixed rate notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during fiscal year 2007, we repurchased $20 million in principal amounts of the senior fixed rate notes from the open market, resulting in a loss on extinguishment of debt of $2 million. See Note 9 to the Consolidated Financial Statements.

Other income, net.    Other income, net was $14 million for the year ended October 31, 2007, as compared to $12 million for the combined year ended October 31, 2006, an increase of $2 million.

Other income, net was $12 million for the combined year ended October 31, 2006, as compared to $7 million for the year ended October 31, 2005, an increase of $5 million. Other income for the combined year ended October 31, 2006 includes $6 million of interest income and $2 million of currency gains on balance sheet remeasurement. The results for the year ended October 31, 2005 include a gain of $12 million on the sale of the Camera Module Business.

Provision for income taxes.    Our income tax provision was $8 million for the year ended October 31, 2007, as compared to $5 million for the combined year ended October 31, 2006. The increase is primarily driven by an increase in Singapore and U.S. operating profits.

Predecessor’s income tax provision on continuing operations was $5 million for the year ended October 31, 2005.

Backlog

Our sales are generally made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. Therefore, we believe that purchase orders or backlog are not a reliable indicator of future sales.

Seasonality

Sales of consumer electronics are higher during the calendar year end period, and as a result, we typically experience higher revenues during our fourth fiscal quarter while sales typically decline in our first fiscal quarter.

Quarterly Results (Unaudited)

The following tables present unaudited quarterly consolidated statement of operations data for the eight quarters ended May 4, 2008, and the data expressed as a percentage of net revenues. We have prepared the unaudited quarterly financial information on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments that we consider necessary for a fair statement of such information in accordance with GAAP for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Three months ended
	July 31, 2006	Oct 31, 2006	Jan 31, 2007	April 30, 2007	July 31, 2007	Oct 31, 2007	Feb 3, 2008	May 4, 2008
	(in millions, except per share data)
Net revenue	$408	$393	$375	$380	$381	$391	$402	$411
Costs and expenses:
Cost of products sold:
Cost of products sold	248	270	235	229	231	241	230	237
Amortization of intangible assets	15	15	15	15	15	15	14	14
Asset impairment charges	—	—	—	—	140	—	—	—
Restructuring charges	1	1	14	1	8	6	1	1

Total cost of products sold	264	286	264	245	394	262	245	252
Research and development	57	49	50	51	53	51	66	62
Selling, general and administrative	59	67	57	47	44	45	50	48
Amortization of intangible assets	12	8	7	7	7	7	7	7
Asset impairment charges	—	—	—	—	18	—	—	—
Restructuring charges	2	1	8	3	3	8	2	1
Acquired in-process research and development	—	—	—	—	1	—	—	—
Litigation settlement	—	21	—	—	—	—	—	—

Total costs and expenses	394	432	386	353	520	373	370	370

Income (loss) from operations	14	(39)	(11)	27	(139)	18	32	41
Interest expense	(34)	(29)	(29)	(28)	(26)	(26)	(25)	(20)
Loss on extinguishment of debt	—	—	—	(10)	(1)	(1)	(10)	—
Other income, net	2	4	1	5	2	6	1	1

Income (loss) from continuing operations before income taxes	(18)	(64)	(39)	(6)	(164)	(3)	(2)	22
Provision for income taxes	1	—	3	—	3	2	3	4

Income (loss) from continuing operations	(19)	(64)	(42)	(6)	(167)	(5)	(5)	18
Income (loss) from and gain on discontinued operations, net of income taxes	(4)	(14)	48	10	—	3	9	(1)

Net income (loss)	$(23)	$(78)	$6	$4	$(167)	$(2)	$4	$17

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(0.09)	$(0.30)	$(0.20)	$(0.03)	$(0.78)	$(0.02)	$(0.02)	$0.08

Income (loss) from and gain on discontinued operations, net of income taxes	(0.02)	(0.06)	0.23	0.05	—	0.01	0.04	—

Net Income (loss)	$(0.11)	$(0.36)	$0.03	$0.02	$(0.78)	$(0.01)	$0.02	$0.08

Diluted:
Income (loss) from continuing operations	$(0.09)	$(0.30)	$(0.20)	$(0.03)	$(0.78)	$(0.02)	$(0.02)	$0.08

Income (loss) from and gain on discontinued operations, net of income taxes	(0.02)	(0.06)	0.23	0.05	—	0.01	0.04	—

Net Income (loss)	$(0.11)	$(0.36)	$0.03	$0.02	$(0.78)	$(0.01)	$0.02	$0.08

	Three months ended
	July 31, 2006	Oct 31, 2006	Jan 31, 2007	April 30, 2007	July 31, 2007	Oct 31, 2007	Feb 3, 2008	May 4, 2008
	(as a percentage of net revenue)
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	61	69	63	60	60	62	57	58
Amortization of intangible assets	4	4	4	4	4	4	4	3
Asset impairment charges	0	0	0	0	37	0	0	0
Restructuring charges	0	0	3	0	2	1	0	0

Total cost of products sold	65	73	70	64	103	67	61	61
Research and development	14	12	14	13	14	13	16	15
Selling, general and administrative	14	17	15	12	11	11	13	12
Amortization of intangible assets	3	2	2	2	2	2	2	2
Asset impairment charges	0	0	0	0	5	0	0	0
Restructuring charges	0	0	2	1	1	2	0	0
Acquired in-process research and development	0	0	0	0	0	0	0	0
Litigation settlement	0	5	0	0	0	0	0	0

Total costs and expenses	97	110	103	92	136	95	92	90

Income (loss) from operations	3	(10)	(3)	8	(36)	5	8	10
Interest expense	(8)	(7)	(7)	(8)	(7)	(7)	(6)	(5)
Loss on extinguishment of debt	0	0	0	(3)	0	0	(2)	0
Other income, net	0	1	0	1	0	1	0	0

Income (loss) from continuing operations before income taxes	(4)	(16)	(10)	(2)	(43)	(1)	0	5
Provision for income taxes	0	0	1	0	1	0	1	1

Income (loss) from continuing operations	(5)	(16)	(11)	(2)	(44)	(1)	(1)	4
Income (loss) from and gain on discontinued operations, net of income taxes	(1)	(4)	13	3	0	0	2	0

Net income (loss)	(6)%	(20)%	2%	1%	(44)%	(1)%	1%	4%

Net revenue increased sequentially over the last six quarters as we focused on changing our product mix towards more proprietary products with higher average selling prices in the wireless communications market. Net revenue from products targeted at the industrial and automotive electronics market experienced a moderate increase driven by growth in fiber optics in the automotive market, offset by weaker optocoupler and LED sales.

Cost of products sold decreased as a percentage of net revenue in the first two fiscal quarters of 2008 compared to fiscal year 2007 driven primarily by a favorable product mix.

As a percentage of net revenue, research and development expenses increased from 13% for the quarter ended October 31, 2007 to 15% for the quarter ended May 4, 2008 due to redeployment of technical resources to focus on product development, as well as higher project material expenditures.

As a percentage of net revenue, selling, general and administrative expense decreased from 14% in the quarter ended July 31, 2006 to 11% in the quarter ended July 31, 2007. The decrease in selling, general and administrative expense was primarily due to restructuring actions taken in the period since the SPG Acquisition. The selling, general and administrative expenses in fiscal year 2006 reflected a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006.

The decrease in interest expense is primarily due to the redemption and repurchases of our outstanding notes made in the past sixteen months.

Liquidity and Capital Resources

We began operating as an independent company on December 1, 2005. Prior to that date, Predecessor operated as the Semiconductor Products Group of Agilent, which funded all of our cash requirements, and received all of the cash our operations generated, through a centralized cash management system.

Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures, including acquisitions from time to time.

We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have significant cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.

In summary our cash flows were as follows (in millions):

	Year Ended October 31,		Six Months Ended
	2006*	2007	April 30, 2007	May 4, 2008
			(unaudited)
Net cash (used in) provided by operating activities	$370	$146	$(32)	$34
Net cash (used in) provided by investing activities	(2,100)	5	46	(55)
Net cash (used in) provided by financing activities	2,002	(114)	(86)	(205)

Net increase (decrease) in cash and cash equivalents	$272	$37	$(72)	$(226)

*	The period ended October 31, 2006 includes the operations of our business only for the eleven months from and after the closing of the SPG Acquisition on December 1, 2005.

Cash Flows for the Six Months Ended May 4, 2008 and April 30, 2007

We generated cash from operations of $34 million during the six months ended May 4, 2008 compared to cash used in operations of $32 million during the six months ended April 30, 2007.

Net cash provided by operations during the six months ended May 4, 2008 was $34 million. The net cash provided by operations was primarily due to net income of $21 million and non-cash charges of $84 million, offset by changes in operating assets and liabilities of $71 million. Non-cash charges for the six months ended May 4, 2008 include $79 million for depreciation and amortization, $9 million in share-based compensation and $5 million loss on extinguishment of debt, offset in part by a $9 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2007 include an increase in inventory and other current assets and current liabilities of $25 million and $28 million, respectively, due to increases in net revenue, as well as a decrease in accounts payable of $41 million, as a result of the timing of disbursements.

We used $32 million of cash in operations during the six months ended April 30, 2007. The net cash used in operations was primarily due to changes in operating assets and liabilities of $100 million, offset in part by net income of $10 million and by non-cash charges of $58 million. Non-cash charges for the six months ended April 30, 2007 include $91 million for depreciation and amortization, $13 million in share-based compensation and $10 million loss on extinguishment of debt, offset in part by a $58 million gain from the divestiture of the Image Sensor operations and the Printer ASICs Business. Significant changes in operating assets and liabilities from October 31, 2006 include an increase in accounts receivable and other current assets and current liabilities of $19 million and $56 million, respectively, a decrease in accounts payable of $39 million, due primarily to the timing of payments (including $21 million paid in a legal settlement), as well as a decrease in employee compensation and benefits accruals of $21 million as the result of disbursements related to our employee benefit programs. These uses of cash were partially offset by decreases from October 31, 2006 in inventory and other long-term assets and liabilities of $26 million and $9 million, respectively.

Net cash used in investing activities for the six months ended May 4, 2008 was $55 million. The net cash used in investing activities was principally due to acquisitions and investments of $46 million, and purchases of property, plant and equipment of $28 million, offset in part by net proceeds received from the sale of the Infra-red operations and the earn-out payment received from the sale of the Image Sensor operations which totaled $25 million. Net cash provided by investing activities for the six months ended April 30, 2007 was $46 million, which was primarily due to net proceeds from the sale of the Image Sensor operations of $55 million and earn-out payment in connection with the sale of our Printer ASICs Business of $10 million, offset in part by purchases of property, plant and equipment of $19 million.

Net cash used in financing activities for the six months ended May 4, 2008 was $205 million, comprised mainly of $200 million related to the redemption of $200 million principal amount of the senior floating rate notes. Net cash used in financing activities for the six months ended April 30, 2007 was $86 million and related primarily to the repurchase of senior fixed rate notes of $85 million.

Cash Flows for the Years Ended October 31, 2007 and 2006

We generated cash from operations of $146 million and $370 million during the years ended October 31, 2007 and 2006, respectively.

For the year ended October 31, 2007, we incurred a net loss of $159 million, which included non-cash items of $308 million. Non-cash charges for the year ended October 31, 2007 include $180 million for depreciation and amortization, asset impairment charge of $158 million and gain on discontinued operations of $61 million. The net change in operating assets and liabilities was $3 million.

Net cash provided by operations for the year ended October 31, 2006 was primarily due to changes in operating assets and liabilities of $355 million and non-cash charges of $242 million, offset in part by a net loss of $227 million. Non-cash charges for the year ended October 31, 2006 include $210 million for depreciation and amortization and $22 million for amortization of debt issuance costs. Significant operating assets and liabilities changes contributing to cash provided by operations include a decrease in accounts receivable of $136 million due to improved collections, increase in accounts payable of $32 million due to the timing of payments, decrease in other current assets and current liabilities of $84 million due to employee compensation, increase in benefits accruals of $53 million as the result of the implementation of our employee benefit programs, transactional receivables and liabilities relate to VAT, sales tax and similar transactional taxes. Our reported cash flow from operations for the year ended October 31, 2006 reflects in part the initial build-up of current assets and liabilities not acquired or assumed from Agilent relating to taxes and employee obligations, and is not necessarily indicative of future cash flow from operations.

Net cash provided by investing activities for the year ended October 31, 2007 was $5 million. The net cash used in investing activities related to purchases of property, plant and equipment of $37 million, acquisition of the POF business for $27 million, offset by net proceeds received from the sales of the Image Sensor operations of $57 million as well as earn-out payments received from disposition of the Printer ASICs Business in 2006 of $10 million.

Net cash used in investing activities for the year ended October 31, 2006 was $2,100 million. The net cash used in investing activities was principally due to the SPG Acquisition for $2,707 million and purchases of property, plant and equipment of $59 million, offset in part by net proceeds received from the sales of the Printer ASICs Business and Storage Business of $245 million and $420 million, respectively.

Net cash used by financing activities for the year ended October 31, 2007 was $114 million and primarily related to payments made to retire our senior fixed rate notes for $107 million, which includes the premium on the redemption of the senior fixed rate notes.

Net cash provided by financing activities for the year ended October 31, 2006 was $2,002 million. The net cash provided by financing activities was principally from proceeds of $1,666 million from debt borrowings and the issuance of ordinary and redeemable convertible preference shares of approximately $1,062 million and $250 million, respectively, less $725 million of debt repayments and $249 million associated with the redemption of all of the redeemable convertible preference shares.

Indebtedness

We have a substantial amount of indebtedness. As of May 4, 2008, we had $710 million outstanding in aggregate long-term indebtedness and capital lease obligations, with an additional $375 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $16 million at May 4, 2008, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). See “Description of Indebtedness” elsewhere in this prospectus for a description of our outstanding indebtedness.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table sets forth our long-term debt, operating and capital lease and purchase obligations as of October 31, 2007 for the fiscal periods noted (in millions).

	Total	2008	2009 to 2010	2011 to 2012	Thereafter
Short-term and long-term debt(1)	$903	$—	$—	$—	$903
Estimated future interest expense payments(2)	563	84	168	167	144
Operating leases(3)	38	11	15	5	7
Capital leases(4)	7	2	4	1	—
Commitments to contract manufacturers and other purchase obligations(5)	22	22	—	—	—
Additional contractual commitments(6)	283	43	69	62	109

(1)	Represents our outstanding notes as of October 31, 2007. On December 18, 2007, we redeemed $200 million in principal amount of our senior floating rate notes. See Note 9 to the Consolidated Financial Statements. See “Use of Proceeds” elsewhere in this prospectus.

(2)	Represents interest payments on our outstanding notes assuming the same rate on the senior floating rate notes as was in effect on October 31, 2007, commitment fees and letter of credit fees, and taking into account the redemption of $200 million senior floating rates notes on December 18, 2007. See Note 9 to the Consolidated Financial Statements.

(3)	Includes operating lease commitments for facilities and equipment that we have entered into with Agilent and other third parties.

(4)	Includes capital lease commitments for equipment that we have entered into with third parties.

(5)	We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts in conjunction with our write-down of inventory. As of October 31, 2007, the liability for our firm, non-cancelable and unconditional purchase commitments was $3 million. These amounts are included in other liabilities in our balance sheets at October 31, 2007, and are not included in the preceding table.

(6)	We have entered into several agreements related to IT, human resources, financial advisory services and other services agreements.

This table does not include liabilities related to unrecognized tax benefits under FIN No. 48 which was adopted by us on November 1, 2007.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at May 4, 2008 as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

New Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In February 2008, the FASB issued FSP No. FAS 157-2. This FSP delays the effective date of SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In February 2008, the FASB issued FSP No. FAS 157-1. This FSP amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” or SFAS No. 13, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP No. FAS 157-1 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141R. SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact of the adoption of SFAS No. 157.

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 13 to the Consolidated Financial Statements for additional information, including the effects of the adoption.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At May 4, 2008, we had $50 million of debt outstanding under our senior floating rate notes which is based on a floating rate index. A 1.0% increase in interest rates would increase the annual interest expense on our senior floating rate notes by $0.5 million.

Currency Exchange Rates

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. To mitigate the exposures resulting from the changes in the exchange rates of these currencies, we enter into foreign exchange forward contracts. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the U.S. dollar. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of May 4, 2008, the fair value of all our outstanding forward contracts was immaterial.

INDUSTRY OVERVIEW

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and storing information. With advances in semiconductor technology, the functionality and performance of semiconductors have increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications, industrial, aerospace and defense markets. Applications in these markets include personal computers and peripherals, communications infrastructure, automobiles, consumer electronics, mobile handsets and other wireless devices, digital cameras, manufacturing and assembly systems, aviation and aerospace and complex robotic applications. This proliferation of semiconductors across a wide range of applications has contributed to the growth of the semiconductor industry. According to the World Semiconductor Trade Statistics, or WSTS, the global semiconductor market grew from $137.2 billion in 1997 to $255.6 billion in 2007. Additionally, the semiconductor market is expected to continue to grow over the long term both in terms of revenue and unit volume.

Analog Semiconductors

Semiconductor characteristics vary depending upon the type of semiconductor as well as the complexity of function or application of the end product in which the semiconductor is used. Analog semiconductors convert real-world phenomena, such as temperature, pressure, light, sound, speed and motion, into and from electrical signals. As a result of this functionality, analog semiconductors require a high level of performance that corresponds with the speed and high variation of signal intensity in order to accurately convert these signals. Analog signals can be converted to digital form for further manipulation and storage. Digital semiconductors then process a simplified version of the data represented by 1s and 0s and memory devices store the digital data. Digital signals are frequently converted back to analog form to enable a wide variety of real-world experiences such as voice communications, video display and audio output. Optoelectronic devices, such as light-emitting diodes, or LEDs, and optocouplers, are often deployed with analog and mixed-signal (which combines analog and digital capabilities) devices because optoelectronic devices convert light to analog signals (or convert an analog voltage to light). In this way, analog semiconductors and mixed-signal semiconductors play a critical role in illuminating displays and automotive interiors, sensing motion in advanced machinery and connecting enterprise networks. According to WSTS, sales of analog semiconductors, including mixed-signal and optoelectronic devices, represented approximately 29%, or $74.2 billion, of global semiconductor industry sales in 2007 and is projected to grow to approximately $95.2 billion in 2011. We believe certain segments of the market, such as next generation wireless devices, high performance computing and industrial applications will continue to grow faster than the overall market.

Historically, sales of analog semiconductors have been less volatile than those of other semiconductor categories on a year-over-year basis due to their broad base of applications and their complexity of design. Analog semiconductors typically have longer product life cycles and more stable average selling prices compared to digital semiconductors. In addition, the design of an analog semiconductor generally involves greater variety and less repetition of circuit elements than digital semiconductor design. The interaction of analog circuit elements is complex, and their exact placement is critical to the accuracy and performance of the overall device. Electronics manufacturers often incorporate a given analog, mixed-signal or optoelectronics device into their electronics for a significant period of time due to the high switching costs of developing and qualifying a new solution.

The analog sector, including optoelectronics devices, is differentiated from other semiconductor sectors by complex technical characteristics including:

•

Materials and Process Technologies.    Semiconductors are manufactured using different materials and process technologies. Digital semiconductors are fabricated with silicon-based wafers and the most common process technology is complementary metal-oxide semiconductor, or CMOS. These materials and process technologies do not have the performance capabilities commonly required in high performance analog applications. III-V semiconductor materials are used in the fabrication of radio frequency, or RF, and optoelectronic devices, including lasers, LEDs, semiconductor optical amplifiers, modulators and photo-detectors. These materials have higher electrical conductivity and thus enable faster connectivity and tend to have better performance characteristics than silicon. III-V circuits can be designed to consume less power, amplify with more linearity and operate more efficiently than silicon circuits with similar process resolution.

•

Integration.    Advances in semiconductor technology in recent years have enabled higher degrees of integration in the design and manufacture of semiconductor devices. Integration can be achieved by combining two or more analog features on a single chip or by combining different elements, such as analog, digital and memory, on a single chip. In addition to device-level integration, semiconductors increasingly must be designed with system-level integration considerations, including die size and packaging requirements. System-level designs may use module-based techniques to reduce size, weight and power requirements. This approach ensures each component’s functional compatibility, provides upgrade flexibility and takes advantage of the design simplicity of separate semiconductors to minimize cost and design and test times. Higher degrees of integration can also be attained through the assembly of a number of multi-chip modules into subsystems that provide greater functionality and can be more easily incorporated into an OEM’s product.

•

Packaging.    Interaction between an analog device and its package can significantly affect product performance, particularly at high frequencies. Characteristics such as the ability of the package to dissipate heat produced by the semiconductor, or to withstand vibration, shock, high temperature, humidity and other environmental conditions, are also critical in certain applications. Packaging technologies must mirror the specific needs of the circuit design to ensure proper performance under specified conditions. In addition, module packaging is more complex than device packaging as this process integrates multiple, separate devices and often needs to conform to size requirements specific to the end application.

Significant Semiconductor Industry Trends

There are a number of trends currently affecting the semiconductor industry. We believe that the following are the six most significant trends:

•

Growth in Semiconductor Components for Consumer Electronics.    Historically, growth in the semiconductor industry has been driven by demand in the computing, networking and wireless markets and from a broad set of industrial and military applications. In recent years, demand for semiconductors has been increasingly driven by the growth in demand for consumer electronics, such as media players, game consoles and cellular phones. As long as uses for consumer electronics devices expand and demand for additional features, functionality and performance requirements in consumer electronics devices grows, we expect demand for semiconductors for consumer electronics devices to continue to grow faster than the overall semiconductor market. For example, the emergence of the new worldwide 3G standard for cell phones requires a higher level of semiconductor performance than previous standards.

•

Growth in High-Performance Computing to Support Enterprise Data Processing.    Over the past two decades, communications technologies have evolved dramatically in response to the proliferation of the Internet, ubiquitous wireless and mobile networks, and the emergence of new data-intensive computing and communications applications. These applications include, among others, video-on-demand, other video-based applications and higher speed storage networks. Enterprises are faced with an increasing need for computing power and storage capacity to support more complex traffic over enterprise networks at an ever increasing pace. As processor technology continues to advance, one of the limiting factors in system performance becomes the speed at which data can be moved between microprocessors, from computer to computer, and from one network to another. The speed and power management requirements are beginning to exceed the performance capabilities of the previously used interconnect technology. For example, interconnects that previously used copper are being replaced with higher speed fiber optic cable.

•

Growth of Semiconductors in Industrial and Automotive Applications.    The increased precision requirements of many industrial applications have resulted in the proliferation of semiconductors capable of more accurately sensing the environment and communicating data for processing information. For example, the automation of factories with robotics requires very precise motion sensing enabled by industrial encoders. Within the automobile industry, semiconductors are enabling greater passenger comfort, safety and fuel efficiency. For example, hybrid engines, which combine battery technology with the more efficient use of combustion engines, are enabled by optocouplers which provide the isolation necessary to accurately monitor hybrid engine performance.

•

Outsourcing.    Historically, the semiconductor industry was primarily comprised of integrated device manufacturers, or IDMs, that designed, manufactured, assembled and tested semiconductors at their own facilities. There has been a trend to outsource various stages of the manufacturing process to reduce the high fixed costs and capital requirements associated with these processes. As a result, new types of semiconductor companies have emerged, including fabless semiconductor companies, independent foundries and semiconductor assembly and test service providers. Fabless semiconductor suppliers design semiconductors but use independent foundries or third-party IDMs for manufacturing. Independent foundries produce semiconductor components for third parties on a contract, outsourced manufacturing basis. Assembly and test service providers assemble, test and package semiconductors to fit efficiently into electronic devices.

•

Shift of Manufacturing Centers to the Asia/Pacific Region.    Semiconductor manufacturers and assembly and test service providers have shifted a significant portion of their operations to low cost locations, such as Malaysia, Singapore, Taiwan and China. We expect that semiconductor production will increasingly be located in the Asia/Pacific region. Production of consumer electronics has undergone a similar migration to the Asia/Pacific region, driven by low cost manufacturing and engineering resources. As a result, the global shift of semiconductor manufacturers to the Asia/Pacific region not only offers substantial manufacturing cost savings benefits, but also provides close proximity to a large and growing customer base.

•	Globalization of Customers and Reliance on Global Semiconductor Suppliers. Historically, OEMs relied on multiple suppliers to support their semiconductor needs. Recently, however, the customer base for semiconductor suppliers has become more concentrated and global. These global customers require their semiconductor suppliers to demonstrate financial stability and maintain global supply chain management capabilities. These customers also demand a deep understanding of their increasingly complex technical requirements, which requires semiconductor suppliers to maintain design centers near the customers. As a result, semiconductor customers are relying on fewer suppliers to support their needs. We believe that semiconductor suppliers with design centers near customers, the ability to service a global supply chain, and a broad product portfolio are best positioned to capitalize on this trend.

BUSINESS

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. III-V semiconductor materials have higher electrical conductivity, enabling faster speeds and tend to have better performance characteristics than conventional silicon in applications such as RF and optoelectronics. Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB.

We focus on maintaining an efficient global supply chain and a variable, low-cost operating model. Accordingly, we have outsourced a majority of our manufacturing operations. We have over 35 years of operating history in Asia, where approximately 60% of our employees are located and where we produce and source the majority of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing. For the twelve months ended October 31, 2007 and the six months ended May 4, 2008, we generated net revenues from continuing operations of $1.527 billion and $813 million, respectively.

Our Competitive Strengths

Our leadership in the design, development and supply of III-V analog semiconductor devices in our target markets is based on the following competitive strengths:

Leading designer and manufacturer of III-V analog semiconductor devices.    RF and optoelectronic design requires a deep understanding of complex material interactions, device structures, and the operation of associated manufacturing processes. Our engineering expertise includes combining III-V semiconductors with many other components into application specific products that enable entire electronic systems or sub-systems. In addition, our differentiated multi-chip packaging expertise improves the integration of our products into customer systems as well as the performance of those systems. Our expertise in these areas allows us to effectively design and manufacture our products using specialized, highly conductive materials that are especially suited for RF and optoelectronics products. We design products that deliver high-performance and provide mission-critical functionality. In particular, we were a pioneer in commercializing vertical-cavity surface emitting laser, or VCSEL, fiber optic products and our VCSEL-based products have been widely adopted throughout the wired infrastructure industry. In addition, we were the first to deliver commercial film bulk acoustic resonator, or FBAR, filters for code division multiple access, or CDMA, technology and we believe we maintain a significant market share of PCS duplexers within the CDMA market. In optoelectronics, we are a market leader in submarkets such as optocouplers, fiber optic transceivers and optical computer mouse sensors.

Significant intellectual property portfolio and research and development targeting key growth markets.    We are a technology leader in our industry, with over 40 years of operating history and innovation dating back to our origins within Hewlett-Packard Company. Our reputation for product quality and our strong foundation of intellectual property are supported by a portfolio of more than 5,000 U.S. and foreign patents and patent applications. Our history and market position enable us to strategically focus our research and development resources to address attractive target markets. We leverage our significant intellectual property portfolio to integrate multiple technologies and create component solutions that target growth opportunities. We have also developed specialty process technologies with respect to our RF and optoelectronic products that provide differentiated product performance, are difficult to replicate and create barriers to entry for potential competitors. For example, we have recently launched a high data rate fiber optic transceiver with a much smaller footprint than the previous generation and also developed 65nm high speed serializers/deserializers, or SerDes. Our product development efforts are supported by a team of approximately 1,000 design engineers, many of whom have over 20 years of experience in analog design.

Large and broadly diversified business provides multiple growth opportunities.    Our sales are broadly diversified across products, customers, sales channels, geographies and target markets. We offer more than 7,000 products to approximately 40,000 customers in our four primary target markets. We have generated substantial sales in key markets across the globe including the Americas, Europe, Asia/Pacific and Japan. For the six months ended May 4, 2008, industrial and automotive electronics contributed 30%, wired infrastructure contributed 30%, wireless communications contributed 29%, and consumer and computer peripherals contributed 11%, of our net revenue from continuing operations, respectively. The diversity of our customers, target markets and applications provides us with multiple growth opportunities.

Established, collaborative customer relationships with leading OEMs.    We have established strong relationships with leading global customers across multiple target markets. Typically, our major customer relationships have been in place multiple years and we have supplied multiple products during that time period. Our close customer relationships have often been built as a result of years of collaborative product development which has enabled us to build our intellectual property portfolio and develop critical expertise regarding our customers’ requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers and has enabled us to be more efficient and productive and to better serve our target markets and customers. As a result, we believe we also have early insight into new technology trends and developments. Additionally, our extensive network of field applications engineers, or FAEs, enhances our customer reach and our visibility into new product opportunities.

Highly efficient operating model.    We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities.

We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We outsource standard CMOS processes. Our primarily outsourced manufacturing business model provides the flexibility to respond to market opportunities, simplifies our operations and reduces our capital requirements. In addition, by outsourcing production rather than making substantial investments in production facilities, we have been able to generate attractive returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. Moreover, approximately 60% of our employees are located in Asia which enables us to reduce our manufacturing and operating costs. We were one of the first semiconductor companies to establish a presence in Asia over 35 years ago, and we believe we have developed significant manufacturing and operating efficiencies in the region. We also benefit from a relatively low effective tax rate because we have structured our operations to maximize income in countries where income tax rates are low or where tax incentives have been extended to us to encourage investment.

Strategy

Our goal is to continue to be a global market leader in the design, development and supply of III-V analog semiconductor devices in our target markets. Key elements of our strategy include:

Rapidly introduce proprietary products.    We believe our current product expertise, key engineering talent and intellectual property portfolio provide us with a strong platform from which to develop application specific products in key target markets. We recently increased our research and development expenditures as part of our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms. We leverage our design capabilities in markets where we believe our innovation and reputation will allow us to earn attractive margins by developing high value-add products. For example, we are using our expertise in VCSEL technology and parallel optics to develop high bandwidth fiber optic transceiver products that enable data center and storage network virtualization.

Extend our design expertise, intellectual property and technology capabilities.    We continue to build on our history of innovation, intellectual property portfolio, design expertise and system-level knowledge to create more integrated solutions. We intend to continue to invest in the development of future generations of our products to meet the increasingly higher performance and lower cost requirements of our customers. We intend to leverage our engineering capabilities in III-V semiconductor devices and continue to invest resources in recruiting and developing additional expertise in the areas of radio frequency microelectromechanical systems, or RF MEMs, filters and front end modules, high speed SerDes that enable high bandwidth switch and router connectivity, and a wide range of optoelectronics technologies.

Focus on large, attractive markets where our expertise provides significant opportunities.    We intend to expand our product offerings to address existing and adjacent market opportunities, and plan to selectively target attractive segments within large established markets. We target markets that require high quality and the integrated performance characteristics of our products. For example, we are applying our RF expertise to develop front-end modules for 3G wireless handsets. Our development of the FBAR MEMs filter product family and its adoption in the marketplace has provided us a leadership position in the CDMA cellular phone market and we expect to be a significant contributor to front end modules in the next generation 3G cellular phones.

Increase breadth and depth of our customer relationships.    We continue to expand our customer relationships through collaboration on critical design and product development activities. Customers can rely on our system-level expertise to improve the quality and cost-effectiveness of their products, accelerate time-to-market and improve overall product performance. Our FAEs and design engineers are located near our customers around the world, which enables us to support our customers in each stage of the product development cycle, from early stages of product design through volume manufacturing and future growth. By collaborating with our customers, we have opportunities to develop high value-added, customized products for them that leverage our existing technologies. We can then market variations of these products to other customers. We believe our collaborative relationships enhance our ability to anticipate customer needs and industry trends and will allow us to gain market share and penetrate new markets.

Continue to pursue a flexible and cost-effective manufacturing strategy.    We believe that utilizing outsourced service providers for our standard CMOS manufacturing and a significant majority of assembly and test activities enables us to respond faster to rapidly changing market conditions. We aim to minimize capital expenditures by focusing our internal manufacturing capacity on products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We have outsourced a majority of our manufacturing operations and we maintain significant focus on managing an efficient global supply chain and a variable, low-cost operating model.

Markets and Products

In each of our target markets, we have multiple product families that primarily provide OEMs with component or subsystem products. Our product portfolio ranges from simple discrete devices to complex sub-systems that include multiple device types and incorporate firmware for interface with digital systems. In some cases, our products include mechanical hardware that interfaces with optoelectronic or capacitive sensors.

Industrial and Automotive Electronics.    We provide a broad variety of products for the general industrial, automotive and consumer appliance markets. We offer optical isolators, or optocouplers, which provide electrical insulation and signal isolation for systems that are susceptible to electrical noise caused by crosstalk, power glitches or electrical interference. Optocouplers are used in a diverse set of applications, including industrial motors, automotive systems including those used in hybrid engines, power generation and distribution systems, switching power supplies, telecommunications equipment, consumer appliances, computers and office equipment, plasma displays, and military electronics. For industrial motors and robotic motion control, we supply optical encoders in module form and housed in ingress-protected enclosures, as well as integrated circuits, or ICs, for the controller and decoder functions to accompany the motion sensors themselves. For electronic signs and signals, we supply LED assemblies that offer high brightness and stable light output over thousands of hours, enabling us to support traffic signals, large commercial signs and other displays. For industrial networking, we provide Fast Ethernet transceivers using plastic optical fiber that enable quick and interoperable networking in industrial control links and factory automation.

Wired Infrastructure.    In the storage and Ethernet networking markets, we supply transceivers that receive and transmit information along optical fibers. We provide a range of product bandwidth options for customers, including options ranging from 125 MBd Fast Ethernet transmitters and receivers to 10 Gigabit transceivers. We supply parallel optic transceivers with as many as 12 parallel channels for high performance core routing and server applications. For enterprise networking and server I/O applications, we also supply high speed SerDes products integrated into application specific integrated circuits, or ASICs.

Wireless Communications.    We support the wireless industry with a broad variety of RF semiconductor devices, including monolithic microwave integrated circuits filters and duplexers using our proprietary FBAR technology, front end modules that incorporate multiple die into multi-function RF devices, diodes and discrete transistors,. Our expertise in amplifier design, FBAR technology and module integration capability enables us to offer industry-leading efficiency in RF transmitter applications. Our proprietary GaAs processes are critical to the production of power amplifier and low noise amplifier products. In addition to RF devices, we provide a variety of optoelectronic sensors for mobile handset applications. We also supply LEDs for camera-phone flashes and for backlighting applications in mobile handset keypads, as well as sensors for backlighting control.

Consumer and Computing Peripherals.    We manufacture motion control encoders that control the paper feed and print head movement in printers and other office automation products. In addition, we were an early developer of image sensors for optical mouse applications, using LEDs and CMOS image sensors to create a subsystem that can detect motion over an arbitrary desktop surface. We are a leading supplier of image sensors for optical mice today, and have launched a new line of laser-based mouse products with improved precision. Displays, especially in notebook computer applications, use our products for LED backlighting and sensors to control display brightness based on ambient light conditions.

The table below presents the major product families, major applications and major end customers in our four primary target markets.

Target Market	Major Product Families	Major Applications	Major End Customers
Industrial and Automotive Electronics	• Fiber optic transceivers • LEDs • Motion control encoders and subsystems • Optocouplers	• In-car infotainment • Displays • Lighting • Factory automation • Motor controls • Power supplies	• ABB Ltd. • Mitsubishi Electric Corp • Siemens AG

Wired Infrastructure	• Fiber optic transceivers • Serializer/deserializer (SerDes) ASICs • Low noise amplifiers • mm-wave mixers • Diodes	• Data communications • Storage area networking • Servers • Base stations	• Cisco Systems Inc. • Hewlett-Packard Company • International Business Machines Corp.

Wireless Communications	• RF amplifiers • RF filters • RF front end modules (FEMs) • Ambient light sensors • LEDs	• Voice and data communications • Camera phone • Keypad and display backlighting • Backlighting control	• LG Electronics Inc. • Motorola, Inc. • Samsung Electronics • Sony Ericsson Mobile Communications AB

Consumer and Computing Peripherals	• Optical mouse sensors • Motion control encoders and subsystems	• Optical mice • Printers • Optical disk drives	• Hewlett-Packard Company • Primax Electronics Ltd. • Logitech International S.A.

Research and Development

We are committed to continuous investment in product development. Our products grew out of our own research and development efforts, and have given us competitive advantages in certain target markets due to performance differentiations. In recent years, we have launched a new line of RF components, a variety of fiber optic transceivers, 65nm high speed SerDes integrated circuits, updated optocoupler products, optical encoders, as well as new ambient light photo sensor and proximity sensor products. In addition, our team of engineers works closely with many of our customers to develop and introduce products that address the specific requirements of those customers.

We plan to continue investing in product development to drive growth in our business. We also invest in process development and maintain fabrication capabilities in order to optimize processes for devices that are manufactured internally. Research and development expenses were $128 million for the six months ended May 4, 2008, and $205 million, $187 million and $203 million for the years ended October 31, 2007, 2006 and 2005, respectively. We anticipate that we will continue to make significant research and development expenditures in order to maintain our competitive position with a continuous flow of innovative and sustainable product platforms. As of May 4, 2008, we had approximately 1,200 employees dedicated to research and development at multiple locations around the world.

We also have research and development alliances with partners and ongoing technology sharing relationships with our principal contract manufacturers. We anticipate that we will continue to employ research and development alliances to maximize the impact of our internal research and development investment.

Customers, Sales, Marketing and Distribution

We have a diversified and historically stable customer base. In the six months ended May 4, 2008, Avnet, Inc., a distributor, and Flextronics International Ltd., a contract manufacturer, each accounted for 10% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 53% of our net revenue from continuing operations. In addition, in the six months ended May 4, 2008, we believe that direct sales to Cisco Systems, Inc. when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% of our net revenues from continuing operations.

We sell our products through a network of distributors and our direct sales force globally. We have strategically developed distributor relationships to serve tens of thousands of customers, and we are a leading supplier to two of the largest global electronics components distributors, Arrow Electronics, Inc. and Avnet, Inc. Our direct sales force is focused on supporting our large OEM customers. Within North America, we also complement our direct sales force with a network of manufacturing sales representative companies to cover our emerging OEM customers in order to ensure these customers receive the proper level of attention and support.

As of May 4, 2008, our sales and marketing organization consisted of approximately 500 employees, many of whom have responsibility for emerging accounts, for large, global accounts, or for our distributors. Our sales force has specialized product and service knowledge that enables us to sell specific offerings at key levels throughout a customer’s organization. Our main global distributors are Arrow Electronics, Inc. and Avnet, Inc., complemented by a number of specialty regional distributors with customer relationships based on their respective product ranges. We also provide a broad range of products and applications-related information to customers and channel partners via the Internet.

Our customers require timely delivery often to multiple locations around the world. As part of our global reach, we have 14 sales offices located in 11 countries, with a significant presence in Asia, which is a key center of the worldwide electronics supply chain. Many of our customers design products in North America or Europe that are then manufactured in Asia. We maintain dedicated regional customer support call centers, where we address customer issues and handle logistics and other order fulfillment requirements. We are well-positioned to support our customers throughout the design, technology transfer and manufacturing stages across all geographies.

Operations

A majority of our manufacturing operations are outsourced, and we utilize external foundries, including Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. For certain of our product categories, substantially all of our revenue is derived from semiconductors fabricated by external foundries, including our high speed SerDes ICs, LEDs, and LED-based displays. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard CMOS processes. Examples of internally fabricated semiconductors include RF GaAs amplifiers and VCSEL-based lasers for fiber optic communications. The majority of our internal III-V semiconductor wafer fabrication is done in the United States and Singapore. As of May 4, 2008, approximately 1,600 manufacturing employees are devoted to internal fabrication operations as well as outsourced activities. For selected customers, we maintain finished goods inventory near or at customer manufacturing sites to support their just-in-time production.

Materials and Suppliers

Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies and raw materials. We purchase materials from hundreds of suppliers on a global basis. These supply relationships are generally conducted on a purchase order basis. While we have not experienced any difficulty in obtaining the materials used in the conduct of our business and we believe that no single supplier is material, some of the parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for re-design or qualification. Our long-term relationships with our suppliers allow us to proactively manage our technology development and product discontinuance plans, and to monitor our suppliers’ financial health. Some suppliers may nonetheless extend their lead times, limit supplies, increase prices or cease to produce necessary parts for our products. If these are unique components, we may not be able to find a substitute quickly, or at all. To address the potential disruption in our supply chain, we use a number of techniques, including qualifying multiple sources of supply, redesign of products for alternative components and purchase of incremental inventory for supply buffer.

Competition

The global semiconductor market is highly competitive. While no company competes with us in all of our product areas, our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. We compete with IDMs and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings and as new companies enter the market. Additionally, our ability to compete effectively depends on a number of factors, including: quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support.

The following table illustrates key competitors for our four primary target markets:

Industrial and Automotive Electronics	Analog Devices, Inc., Heidenhain Corporation, NEC Electronics Corporation and Toshiba Corporation

Wired Infrastructure	Finisar Corporation, International Business Machines Corp. Microelectronics Division, STMicroelectronics N.V. and Texas Instruments Incorporated

Wireless Communications	Hittite Microwave Corporation, RF Micro Devices, Inc., Skyworks Solutions, Inc. and TriQuint Semiconductor, Inc.

Consumer and Computing Peripherals	Pixart Imaging Inc. and Sharp Corporation

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets.

We acquired ownership and license rights to a portfolio of patents and patent applications, as well as certain registered trademarks and service marks for discrete product offerings, from Agilent in the SPG Acquisition. We have continued to have issued to us, and to file for, additional United States and foreign patents since the SPG Acquisition. As of May 4, 2008, we had approximately 1,800 U.S. and 700 foreign patents and approximately 900 U.S. and 1,700 foreign pending patent applications. Our research and development efforts are presently resulting in approximately 150 to 200 new patent applications per year relating to a wide range of RF and optoelectronic components and associated applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Since the SPG Acquisition, we have focused our patent application program to a greater extent on those inventions and improvements that we believe are likely to be incorporated into our products as contrasted with more basic research.

Much of our intellectual property is the subject of cross-licenses to other companies that have been granted by Agilent, or if originally derived from Hewlett-Packard Company, by Hewlett-Packard Company. In addition, we license third-party technologies that are incorporated into some elements of our design activities, products and manufacturing processes. Historically, licenses of the third-party technologies used by us have been available to us on acceptable terms.

The semiconductor industry is characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. Many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which has in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could harm our relationships with our customers and might deter future customers from doing business with us. With respect to any intellectual property rights claims against us or our customers or distributors, we may be required to cease manufacture of the infringing product, pay damages, expend resources to develop non-infringing technology, seek a license, which may not be available on commercially reasonable terms or at all, or relinquish patents or other intellectual property rights.

Employees

As of May 4, 2008, we had approximately 3,600 employees worldwide. Approximately 1,200 were dedicated to research and development, 1,600 to manufacturing, 500 to sales and marketing and 300 to general and administrative functions. By geography, approximately 60% of our employees are located in Asia, 30% in the United States and 10% in Europe. The substantial majority of our employees are not party to a collective bargaining agreement. However, approximately 300 of our 1,000 employees in Singapore, none of which are in management or supervisory positions, are subject to a collective bargaining agreement with United Workers of Electronic and Electrical Industries that expires on June 30, 2010. In addition, all of our employees in Italy and some employees in Japan are subject to a collective bargaining agreement. In Germany we are subject to collective agreements with the works councils at our sites, which apply to German employees other than managing directors and managers with similar authority. In Italy we are subject to national collective agreements between unions and employer associations. Such Italian national collective agreements are compulsory for both the employees and the employer. We believe we have a good working relationship with our employees and we have never experienced an interruption of business as a result of labor disputes.

Facilities

Our principal executive offices are located in Yishun, Singapore, and the headquarters for our U.S. subsidiaries is located in San Jose, California. We conduct our administration, manufacturing, research and development and sales and marketing in both owned and leased facilities. We believe that our owned and leased facilities are adequate for our present operations. The following is a list of our principal facilities and their primary functions.

Site	Major Activity	Owned/Leased	Square Footage
Yishun, Singapore	Administration, Manufacturing, Research and Development and Sales and Marketing	Leased	176,000

Depot Road, Singapore	Manufacturing	Leased	52,000

Senoko, Singapore	Manufacturing	Owned	52,000

Seoul, Korea	Research and Development and Sales and Marketing	Leased	36,000

Penang, Malaysia	Manufacturing, Research and Development, and Administration	Owned	439,000

San Jose, CA, United States	Administration, Research and Development and Sales and Marketing	Leased	183,000

Fort Collins, CO, United States	Manufacturing and Research and Development	Owned	883,000

Boeblingen, Germany	Administration, Research and Development and Sales and Marketing	Leased	21,000

Regensburg, Germany	Manufacturing, Research and Development and Marketing	Leased	21,000

Samorin, Slovakia	Manufacturing	Leased	31,000

Turin, Italy	Manufacturing and Research and Development	Leased	59,000

Environmental

Our research and development, and manufacturing operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws to our business will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. These laws are becoming more stringent and may in the future cause us to incur significant expenditures.

Legal Proceedings

From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third-party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third-party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of August 11, 2008.

Name	Age	Position
Hock E. Tan	56	President, Chief Executive Officer and Director
Douglas R. Bettinger	41	Senior Vice President and Chief Financial Officer
Bian-Ee Tan	61	Chief Operating Officer
Bryan Ingram	44	Senior Vice President and General Manager, Wireless Semiconductor Division
Fariba Danesh	50	Senior Vice President and General Manager, Fiber Optics Products Division
Jeffrey S. Henderson	49	Senior Vice President, Strategy & Business Development
Patricia H. McCall	53	Vice President, General Counsel
Dick M. Chang	68	Chairman of the Board of Directors
Adam H. Clammer(1)	37	Director
James A. Davidson(2)	49	Director
James Diller	73	Director
James H. Greene, Jr.(2)	57	Director
Kenneth Y. Hao(1)	39	Director
John R. Joyce(1)	54	Director
David Kerko	35	Director
J. F. Lien(1)	46	Director
Donald Macleod(1)	59	Director
Bock Seng Tan	65	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

Hock E. Tan has served as our President, Chief Executive Officer and a director since March 2006. From September 2005 to January 2008, he served as chairman of the board of Integrated Device Technology, Inc., or IDT. Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc., or ICS, from June 1999 to September 2005. Prior to ICS, Mr. Tan was Vice President of Finance with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.

Douglas R. Bettinger has served as our Senior Vice President and Chief Financial Officer since August 2008. From 2007 to 2008, Mr. Bettinger served as Vice President of Finance and Corporate Controller at Xilinx, Inc. From 2004 to 2007, he was Chief Financial Officer at 24/7 Customer, a privately-held company. Mr. Bettinger was at Intel Corporation from 1993 to 2004, where he served in several senior-level finance and manufacturing operations positions, including Corporate Planning and Reporting Controller, and Malaysia Site Operations Controller.

Bian-Ee Tan has served as our Chief Operating Officer since November 2007, overseeing Operations and Global Sales. He served as our President, Asia from December 2005 to October 2007. Prior to the closing of the SPG Acquisition, Mr. Tan was Vice President and

General Manager, Electronic Components Business Unit of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Singapore Components Operation, Managing Director of Hewlett-Packard Malaysia and Manufacturing Manager for the Semiconductor Products Business segment. Mr. Tan began his career with Hewlett-Packard Company in 1973.

Bryan Ingram has served as our Senior Vice President and General Manager, Wireless Semiconductor Division since November 2007 and prior to that as Vice President of that division since December 2005. Prior to the closing of the SPG Acquisition, Mr. Ingram was the Vice President and General Manager, Wireless Semiconductor Division of SPG. He has held various other positions with Hewlett-Packard Company and Agilent. Mr. Ingram joined Hewlett-Packard Company in 1990.

Fariba Danesh has served as our Senior Vice President and General Manager, Fiber Optics Products Division since November 2007, and prior to that as Vice President of that division since June 2006. From September 2004 to June 2006, Ms. Danesh served as Executive Vice President of Operations at Maxtor Corporation, and from April 2003 to September 2004 as Chief Operating Officer and Senior Vice President of Operations at Finisar Corporation. Ms. Danesh was with Genoa Corporation from 2000 to April 2003, initially as Senior Vice President, Operations and then as President and Chief Executive Officer, and prior to this held senior positions at Sanmina Corporation, Seagate Technology and Conner Peripherals Disk Division.

Jeffrey S. Henderson has served as our Senior Vice President, Strategy & Business Development since December 2006, and served as our Senior Vice President, Sales and Marketing from December 2005 to December 2006. Prior to the closing of the SPG Acquisition, Mr. Henderson was the Vice President, Sales and Marketing of SPG. He has held various other executive management positions with Hewlett-Packard Company and Agilent, including Personal Systems Business Unit Manager and ASIC Division General Manager. Mr. Henderson began his career with Hewlett-Packard Company in 1991.

Patricia H. McCall has served as our Vice President, General Counsel since March 2007. She served as Director of Litigation at Adobe Systems from 2006 to 2007. Prior to this, Ms. McCall served as Senior Vice President, General Counsel and Secretary of ChipPAC Inc. from January 2003 to August 2004, when ChipPac Inc. merged with ST Assembly Test Services Ltd. in August 2004. Ms. McCall served as the Senior Vice President Administration, General Counsel and Secretary of ChipPAC Inc. from November 2000 to January 2003. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel, and prior to that was a partner at the law firm of Pillsbury, Madison & Sutro, and a Barrister in England.

Dick M. Chang has been a director since December 2005, and served as our Chief Executive Officer from December 2005 until March 2006. He has served as our Chairman of the Board of Directors since March 2006. Prior to the closing of the SPG Acquisition, Mr. Chang was President of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Components organization, Manufacturing Manager for the Integrated Circuits Business division, Manufacturing and Marketing Manager for the Communications Semiconductor Solutions Division, or CSSD, General Manager of CSSD, General Manager for the Integrated Circuits Business division and Vice President of the Networking Solutions division. Mr. Chang began his career with Hewlett-Packard Company in 1967.

Adam H. Clammer has been a director since September 2005. Since January 2006, Mr. Clammer has been a Member of KKR & Co. L.L.C., which is the general partner of Kohlberg

Kravis Roberts & Co. L.P. He was a Director of Kohlberg Kravis Roberts & Co. L.P. from December 2003 to December 2005. Prior to that he was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 1998 and 2003, having begun his career at Kohlberg Kravis Roberts & Co. in 1995. From 1992 to 1995, Mr. Clammer was in the Mergers and Acquisitions Department at Morgan Stanley & Co. Mr. Clammer also serves as a director of Aricent Inc.

James A. Davidson has been a director since December 2005. Mr. Davidson is a Managing Director of Silver Lake, which he co-founded in 1999. From June 1990 to November 1998, he was an investment banker with Hambrecht & Quist LLC, most recently serving as a Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was an attorney in private practice with Pillsbury, Madison & Sutro. Mr. Davidson also serves as a director of Flextronics International Ltd.

James Diller has been a director since April 2006. Mr. Diller was a founder of PMC-Sierra, Inc., serving as PMC’s Chief Executive Officer from 1983 to July 1997 and President from 1983 to July 1993. Mr. Diller has been a director of PMC since its formation in 1983. Mr. Diller was Chairman of PMC’s board of directors from July 1993 until February 2000, when he became Vice Chairman. Mr. Diller also serves as a director of Intersil Corporation, and is the chairman of the board of Summit Microelectronics.

James H. Greene, Jr. has been a director since December 2005. Mr. Greene joined Kohlberg Kravis Roberts & Co. L.P. in 1986 and was General Partner of Kohlberg Kravis Roberts & Co. L.P. from 1993 until 1996, when he became a Member of KKR & Co. L.L.C., which is the General Partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Greene also serves as a director of SunGard Data Systems, Inc. and Zhone Technologies, Inc.

Kenneth Y. Hao has been a director since September 2005. Mr. Hao is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2000, Mr. Hao was an investment banker with Hambrecht & Quist for 10 years, most recently serving as a Managing Director in the Technology Investment Banking group. Mr. Hao also serves as a director of NetScout Systems, Inc.

John R. Joyce has been a director since December 2005. Mr. Joyce is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2006, he was the Senior Vice President and Group Executive of the IBM Global Services division. From 1999 to 2004, he was IBM’s Chief Financial Officer. Prior to that, he served in a variety of roles, including President of IBM Asia Pacific and Vice President and Controller of IBM’s global operations. Mr. Joyce also serves as a director of Gartner, Inc., Hewlett-Packard Company, Intelsat, Ltd. and Serena Software, Inc.

David Kerko has been a director since March 2008. Since December 2006, Mr. Kerko has been a Director of Kohlberg Kravis Roberts & Co. L.P. He was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 2002 and 2006, having begun his career at Kohlberg Kravis Roberts & Co. in 1998. Prior to joining KKR, Mr. Kerko was with Gleacher NatWest Inc.

J.F. Lien has been a director since June 2008. Ms. Lien was initially appointed to our board of directors in November 2007 and resigned in January 2008 for personal reasons. Ms. Lien served as the Chief Financial Officer, Vice President of Finance, Treasurer, and Secretary of Integrated Circuit Systems, Inc., or ICS, after the company’s recapitalization on May 11, 1999 and served in these capacities through September 2005 when ICS merged with Integrated Device Technologies, Inc. She joined ICS in 1993 holding titles including Director of Finance and Administration and Assistant Treasurer. She currently consults for companies in a financial capacity. Ms. Lien also serves as a director of Techwell, Inc.

Donald Macleod has been a director since November 2007. Mr. Macleod joined National Semiconductor Corporation in February 1978 and has served as its President and Chief Operating Officer since the beginning of 2005. Prior to that, he held various positions at National Semiconductor Corporation including Executive Vice President and Chief Operating Officer; Executive Vice President, Finance and Chief Financial Officer; Senior Vice President, Finance and Chief Financial Officer; Vice President, Finance and Chief Financial Officer; Vice President, Financial Projects; Vice President and General Manager, Volume Products—Europe; and Director of Finance and Management Services—Europe.

Bock Seng Tan has been a director since April 2006. Mr. Tan was the Chairman of ST Assembly and Test Services Ltd. (STATS) from 1998 until his retirement in 2003. Previously, Mr. Tan was the President and Chief Executive Officer of Chartered Semiconductor Manufacturing, Ltd. from 1993 to 1997. Mr. Tan was the Managing Director for Fairchild Semiconductor International, Inc. in Singapore from 1986 to 1988, and served as the Managing Director of National Semiconductor Corporation’s Singapore operations until 1992 after Fairchild’s merger with National Semiconductor. Mr. Tan started his career at Texas Instruments in Singapore in 1969.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board Composition

The composition of our board of directors is established by the terms of the shareholder agreement entered into between certain investors (other than management) and us in connection with the closing of the SPG Acquisition. Pursuant to the Shareholder Agreement, Messrs. Clammer, Greene and Kerko serve on our board as designees of investment funds affiliated with Kohlberg Kravis Roberts & Co., or KKR; Messrs. Davidson, Hao and Joyce serve on our board as designees of investment funds affiliated with Silver Lake Partners, or Silver Lake; and Mr. Bock Seng Tan serves on our board as the designee of Seletar. Please see “Certain Relationships and Related Party Transactions—Shareholder Agreement” elsewhere in this prospectus.

Bali Investments S.àr.l. owns more than 50% of our outstanding voting securities and we are therefore considered a “controlled company” within the meaning of the Nasdaq Stock Market rules. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under the Nasdaq Stock Market rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Stock Market rules, which require that our audit committee be comprised exclusively of independent directors within one year of an initial public offering. Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that                     , representing      of our twelve directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Board Committees

Our board of directors has an Audit Committee, a Compensation Committee and a Treasury Strategy Committee. The Audit Committee is currently comprised of Messrs. Clammer, Hao, Joyce and Macleod and Ms. Lien. The Compensation Committee is currently comprised of Messrs. Davidson and Greene. The Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable. Pursuant to the Shareholder Agreement, for as long as KKR or Silver Lake owns at least 5% of our outstanding ordinary shares, investment funds affiliated with KKR or Silver Lake, as applicable, shall have the right to designate a director to serve on any committee. Please see “Certain Relationships and Related Party Transactions—Shareholder Agreement” elsewhere in this prospectus.

Audit Committee

The Audit Committee is currently comprised of Messrs. Clammer, Hao, Joyce and Macleod and Ms. Lien. The Audit Committee is responsible for assisting our board of directors with its oversight responsibilities regarding the following:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	independent registered public accounting firm’s qualifications and independence; and

•	the performance of our internal audit function and independent registered public accounting firm.

The members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board has determined that Mr. Macleod is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Macleod and Ms. Lien are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq rules. We currently have two independent directors, we will have a majority of independent directors after 90 days of our initial public offering, and our audit committee will be comprised exclusively of independent directors within one year of our initial public offering. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Davidson and Greene. The Compensation Committee is responsible for determining executive base compensation and incentive compensation and approving the terms of stock option grants pursuant to our equity incentive plans. The Compensation Committee has the full authority to determine and approve the compensation of our chief executive officer in light of relevant corporate performance goals and objectives. We rely on the “controlled company” exemption from the requirement of having a fully independent Compensation Committee pursuant to the Nasdaq Stock Market rules. The Compensation Committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

On or before the completion of this offering, our board intends to form a Nominating and Corporate Governance Committee. The nominating and corporate governance committee will be responsible for evaluating and making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. We rely on the “controlled company” exemption from the requirement of having a fully independent Nominating and Corporate Governance Committee pursuant to the Nasdaq Stock Market rules.

Treasury Strategy Committee

Our Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. The Treasury Strategy Committee is responsible for the oversight of treasury strategy and operations, reporting to our board of directors on an as needed basis.

Code of Ethics and Business Conduct

Our board of directors has adopted a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is applicable to all members of the board, executive officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics and Business Conduct is available on our Investor Relations website (www.avagotech.com/investor_comms) under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to executive officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Director Compensation

We do not compensate our management directors for their service on the board of directors or any committee of the board of directors. Non-management directors (which are those directors not employed by us or any subsidiary) receive an annual fee of $50,000, with the exception of the chairman of the board who receives $75,000. Independent non-management directors (directors not associated with any institutional investor and otherwise considered independent) receive an additional $10,000 for serving on any committee of the board of directors. Non-management directors also receive a grant of options to purchase 50,000 ordinary shares upon election to the board of directors. The exercise price per share of director options is equal to the fair market value of an ordinary share on the grant date, and director options expire five years from the date of grant, or earlier if optionee ceases to be a director. Generally, director options become vested and exercisable with respect to 20% of the shares subject to the options nine months following the date of grant and on each anniversary of that date so that the options are completely vested and exercisable four years and nine months following the date of grant subject to continued service on the board of directors through each vesting date; however, options granted to our directors in April 2006 vest at a rate of 20% on each anniversary of December 1, 2005. Members of our board of directors are also reimbursed for travel and other out-of-pocket expenses.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended October 31, 2007.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)		Total ($)
Dick M. Chang	75,000	1,169,569	(3)	1,244,569
Adam H. Clammer	50,000	0		50,000
James A. Davidson	50,000	0		50,000
James Diller, Sr.	50,000	0		50,000
James H. Greene, Jr.	50,000	0		50,000
Kenneth Y. Hao	50,000	0		50,000
John R. Joyce	50,000	0		50,000
Michael Marks(4)	50,000	0		50,000
Bock Seng Tan	50,000	0		50,000

(1)	Mr. Macleod and Ms. Lien were appointed to our board of directors in November 2007. Ms. Lien resigned in January 2008 for personal reasons and rejoined the board in June 2008. Mr. Kerko was appointed to our board of directors in March 2008.

(2)	Represents expense recognized by us in fiscal year 2007 related to options determined in accordance with Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, or SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts. As of October 31, 2007, each of Messrs. Clammer, Davidson, Diller, Greene, Hao, Joyce and Tan had options to purchase an aggregate of 50,000 ordinary shares outstanding that were granted in April 2006 and vest with respect to 20% of the shares subject thereto on each anniversary of December 1, 2005. These options expire in April 2011.

(3)	In January 2007, in substitution for options held as an employee that expired in connection with his termination of employment with us, Mr. Chang was granted in-the-money options to purchase an aggregate of 1,033,332 ordinary shares, all of which remained outstanding as of October 31, 2007, under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, at exercise prices consistent with the expired options. This included options to purchase 266,666 with an exercise price of $1.25 per share and having a grant date fair value under SFAS No. 123R of $74,506, 216,666 with an exercise price of $5.00 per share and having a grant date fair value under SFAS No. 123R of $379,101 and 550,000 with an exercise price of $5.00 per share and having a grant date fair value under SFAS No. 123R of $3,831,575. Options to purchase 483,332 ordinary shares vested on January 31, 2007; the balance vest pro-rata annually over four years subject to Mr. Chang’s continued service on the board of directors. The options automatically exercise upon the earliest of the termination of Mr. Chang’s service on the board of directors, a change in control or the fifth anniversary of the date of grant. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts SFAS No. 123R.

(4)	Mr. Marks resigned from our board of directors effective July 31, 2007 in conjunction with his departure as an executive of KKR.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

Our Compensation Committee reviews and approves compensation for all our executives.

We have in place a compensation strategy for our executives which focuses on both individual and company performance. Compensation of our executives is structured around the achievement of near-term corporate targets (fiscal year metrics) as well as long-term business objectives and strategies. The Compensation Committee is responsible for evaluating and administering all compensation programs and practices to ensure that they properly compensate and reward and that they appropriately drive corporate performance while remaining competitive with comparable semiconductor companies competing in the same or similar markets. The Compensation Committee reviews and approves all compensation policies, including executive base salaries, bonuses and equity incentive compensation.

Our named executive officers, or NEOs, for fiscal year 2007 were Hock Tan, President and Chief Executive Officer, Mercedes Johnson, former Senior Vice President, Finance and Chief Financial Officer, Bian-Ee Tan, General Manager and President, Asia, Bryan Ingram, Vice President and General Manager, Wireless Semiconductor Division and James Stewart, former Vice President and General Manager ASIC Product Division. On November 1, 2007, Mr. Bian-Ee Tan was promoted to Chief Operating Officer and Mr. Bryan Ingram was promoted to Senior Vice President and General Manager, Wireless Semiconductor Division. Effective August 1, 2008, Ms. Johnson resigned from our company for personal reasons. Mr. Stewart resigned from our company for personal reasons in December 2007. In August 2008, Douglas R. Bettinger joined our company as Senior Vice President and Chief Financial Officer.

Objectives and Philosophy of Our Executive Compensation Program

Our Compensation Committee has adopted a compensation philosophy which is intended to keep total cash compensation (base salary plus cash incentive reward) of our executives between the fiftieth and sixtieth percentile of compensation at companies within our peer group. The Compensation Committee believes that setting cash compensation at the mid point of the market is a sufficient competitive position for attracting and retaining executives. When reviewing and setting compensation against market practices, the Compensation Committee uses industry based market salary survey data, to which we refer in this prospectus as Market Salary Surveys, from the following data sources:

•	Radford Executive Technology Survey (U.S);

•	Radford Benchmark Technology Survey (U.S);

•	Radford International Technology Survey;

•	Radford International Technology Survey (Germany);

•	Radford International Technology Survey (Italy); and

•	Mercer High Tech Salary Survey (Asia).

The companies the Compensation Committee used as a benchmark for reviewing and setting executive compensation, to which we refer in this prospectus as our Peer Group Companies, and those that participate in the Market Salary Surveys, are:

•	Altera Corporation;

•	Atmel Corporation;

•	Cypress Semiconductor Corporation;

•	Fairchild Semiconductor;

•	International Rectifier Corporation;

•	LSI Logic Corporation;

•	Marvell Semiconductor, Inc.;

•	Maxim Integrated Products Inc.;

•	Microchip Technology Inc.;

•	National Semiconductor Corporation;

•	ON Semiconductor Corporation;

•	Qimonda North America;

•	Sharp Microelectronics of the Americas;

•	Spansion Inc.;

•	STMicroelectronics;

•	Xilinx Inc.; and

•	Intersil Corporation.

Allocation of equity to executives in the form of the opportunity to purchase ordinary shares is not currently based strictly on the practice at Peer Group Companies. At the time of the SPG Acquisition, we granted significant equity awards to executives in order to attract and retain them. We have from time to time made additional grants of options to our executive officers, typically in connection with their commencement of employment with us, in connection with a promotion or in connection with the assignment of increased responsibilities. When allocating equity, the Compensation Committee looks at each executive, his or her level of experience and expertise and overall value to the company. Equity is a long term retention plan for key executives understanding their level of value and contribution to the company. Generally, vesting of options granted under the Executive Plan are both time and performance based (with equal weighting of fifty percent). The vesting of options granted under the Executive Plan generally occurs in equal annual installments over a period of five years. The Compensation Committee approves all grants made to executives.

Our compensation program for executives is designed to achieve the following:

•	attract and retain qualified, experienced and talented executives, understanding competitive pressures from our Peer Group Companies;

•	motivate and reward executives whose skills, knowledge and performance are critical to the on-going success of our company;

•

encourage executives to focus on the achievement of corporate and financial performance goals and metrics by aligning the incentive reward program to the achievement of both functional/divisional goals and corporate goals; and

•

aligning the interests of our executives with those of our shareholders. A significant portion of total compensation paid to our executives is in the form of equity. As such, this serves both as a long term retention strategy and aims to align the interests of our executives with shareholders by tying a significant portion of each executive’s compensation to returns realizable by our shareholders.

Our Compensation Committee did not retain a compensation consultant, either directly or through management, to advise on the compensation of our executive officers for fiscal years 2007 or 2008.

Components of Our Executive Compensation Program

The components of our executive compensation program are:

•	annual base salary;

•	annual (fiscal year) cash incentive program;

•	equity incentive (opportunities to purchase ordinary shares); and

•	perquisites.

Annual Cash Compensation

Base Salary

Our Compensation Committee believes that a competitive base salary is a necessary element of any compensation program designed to attract, engage and retain key executives. Base salaries provide fixed, baseline compensation and are set at levels which are intended to be within a competitive range with similar positions at our Peer Group Companies. The base salaries of all our executives are reviewed annually by the Compensation Committee against positions of similar size and scope in our Peer Group Companies. Annual adjustments to an executive’s base salary takes into account:

(i)	individual performance throughout the prior fiscal year (based on set targets);

(ii)	compa–ratio, which is the actual pay rate of our executives divided by market pay rates from the Market Salary Surveys; and

(iii)	internal equity.

The process for internal equity involves comparing executives in peer roles to ensure that base salaries are comparable based on function, scope and responsibilities of the role and taking into account the executive’s experience, technical knowledge and expertise.

In 2007, our chief executive officer, or CEO, proposed annual merit salary increases for each of our NEOs, except for the CEO, for the approval of the Compensation Committee. All increases were implemented February 1, 2007 following full review and approval by the Compensation Committee.

Name	Percentage Increase	Base Salary Effective February 1, 2007
Hock E. Tan, President and Chief Executive Officer	0	$600,000
Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	14	$400,008
Bian-Ee Tan, General Manager and President, Asia(1)	3	$514,828	(2)
Bryan Ingram, Vice President and General Manager, Wireless Semiconductor Division(3)	2	$321,732
James Stewart, Former Vice President and General Manager, ASIC Products Division	10	$287,052

(1)	Mr. Bian-Ee Tan was promoted to Chief Operating Officer on November 1, 2007.

(2)	Converted from Malaysian Ringgits using the January 2008 conversion ratio of 3.3402 Ringgits to the U.S. Dollar.

(3)	Mr. Bryan Ingram was promoted to Senior Vice President and General Manager, Wireless Semiconductor Division on November 1, 2007.

Ms. Johnson was given an above average increase (the company average being 3.5% per employee) based on her years of experience as a Chief Financial Officer, or CFO, and the Compensation Committee and the board’s view of her technical and strategic value to the company. Ms. Johnson’s level of responsibility had also increased substantially as she assumed direct control of the Global Human Resources Function and other support functions (Legal, Workplace Services/Facilities). Effective August 1, 2008, Ms. Johnson resigned from our company for personal reasons.

Similarly, Mr. Stewart received an above company average increase based on his tenure with Avago (and its predecessors) as well as the general management skills he brought to his role of heading up the specialized ASIC business. Mr. Stewart possessed a large amount of both intellectual and institutional information which the CEO and the Compensation Committee viewed as being important to the company. Mr. Stewart’s salary was also adjusted to bring him closer in line with his peers in the other product development divisions. Mr. Stewart left Avago in December 2007.

Mr. Ingram and Mr. Bian-Ee Tan received lower increases because their compa-ratios (as defined above) were already competitive and above the market midpoint.

Our Compensation Committee sets our CEO’s salary without input from our CEO. In fiscal year 2007, the Compensation Committee did not increase our CEO’s salary because the Compensation Committee felt that our CEO’s base salary was already comparable to the market mid-point.

Our CEO may recommend increasing the base salary of an executive at other times throughout the course of the year if a change in the scope of the executive’s role and responsibilities warrants an increase. In limited circumstances, our CEO may propose that an executive’s base salary be adjusted in response to a competitive threat or competitive labor market practice. We will revert to market data using the Market Salary Surveys to help determine the new base salary. Our Compensation Committee approves any salary adjustments that are done throughout the fiscal year for executive officers.

In February 2008, the Compensation Committee approved the following annual merit salary increases.

Name	Percentage Increase	Base Salary Effective February 1, 2008
Hock E. Tan, President and Chief Executive Officer	4	$625,000
Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	4	$416,008
Bian-Ee Tan, General Manager and President, Asia(1)	2	$521,874
Bryan Ingram, Vice President and General Manager, Wireless Semiconductor Division(2)	4	$334,601

(1)	Mr. Bian-Ee Tan was promoted to Chief Operating Officer on November 1, 2007.

(2)	Mr. Bryan Ingram was promoted to Senior Vice President and General Manager, Wireless Semiconductor Division on November 1, 2007.

On July 4, 2008, in connection with Mr. Bettinger’s commencement of employment with us, our Compensation Committee set Mr. Bettinger’s initial base salary at $350,000 based on our Compensation Committee’s review of average market data for CFO positions at our Peer Group Companies and taking into consideration Mr. Bettinger's experience along with the level and responsibility of the position.

Annual Cash Incentive Program

We have in place a performance based annual cash incentive bonus plan for all of our executive management, other than the CEO, whose bonus, while tied to his performance, is discretionary. The plan is reviewed and approved on a year-to-year basis by our Compensation Committee. Company goals and business metrics are also reviewed and approved by the Compensation Committee prior to allocation. Our performance based annual cash incentive plan is designed to encourage and motivate executives to achieve both corporate level and functional/divisional level goals, thereby positively contributing to the growth and performance of the company. In fiscal year 2007, the plan structure comprised corporate and divisional goals. The corporate goals for 2007 involved free cash flow and Adjusted EBITDA, and each carried a weighting of 20%. The targets for free cash flow and Adjusted EBITDA were set at levels which the Compensation Committee thought required substantial effort to obtain. Divisional goals (set subject to business requirements by the Compensation Committee and described in the table below) carried an aggregate 60% weighting of the target bonus amount.

For the purposes of our annual cash incentive bonus plan, EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior credit agreement. Free cash flow is calculated by subtracting total capital expenditures and changes in working capital from Adjusted EBITDA.

Except for our CEO, each of our employees, including our executive officers, participates in our performance based annual cash incentive bonus plan. Rates at which our employees participate in the performance based annual cash incentive bonus plan are expressed as a percent of base salary. Employees at the level of Vice President and below participate at rates set by a formula adopted by the Compensation Committee based on Market Salary Survey data for our Peer Group Companies, the levels and rates of participation used by Agilent and the Compensation Committee’s experience with similar programs. For executives at the level of Senior Vice President and above, the Compensation Committee sets the rate of participation based on its assessment of the executive’s experience, ability to influence corporate results and the competitive market data from the Market Salary Surveys for our Peer Group Companies. In particular, the Compensation Committee set the participation rates of Ms. Johnson and Mr. Bian-Ee Tan at 75% of base salary based on each executive’s experience in her or his role with the company, the level of responsibility held by each executive, which the Compensation Committee believes directly correlates to her or his ability to influence corporate results, and the target bonuses utilized by our Peer Group Companies for CFOs and divisional presidents, respectively. Our named executive officers can receive up to 100% of their target bonus amounts based on performance, and our Compensation Committee discretionarily rewards the over achievement of performance goals.

Our CEO proposes, and the Compensation Committee reviews and approves, attainment against the set goals and metrics. For fiscal year 2007, our corporate goals, Adjusted EBITDA and free cash flow, each carried a weight of 20% of the total bonus target amount and had a minimum threshold of 90% achievement to trigger 90% of the targeted bonus amount on this portion of the bonus. In fiscal year 2007, the Compensation Committee determined that we achieved our free cash flow goal at 112.6% of its target resulting in the payment to each executive of 22.5% of the executive’s total target bonus amount. The Compensation Committee determined that we achieved our Adjusted EBITDA goal at 83.6% of its target, which was less than the 90% threshold necessary for any payment with respect to the Adjusted EBITDA goal.

Our Compensation Committee awards our CEO a discretionary bonus each year based on its assessment of our CEO’s significant contributions to the company in the prior fiscal year. For fiscal year 2007, the Compensation Committee considered our CEO’s role in our achievement of the corporate goals described above as well as our role in our 2007 restructuring.

Our Compensation Committee supplements the performance based cash incentive plan awards of other NEOs from time to time based on our CEO’s recommendations and its assessment of individual contributions. For fiscal year 2007, our Compensation Committee determined that the individual contributions of each of Messrs. Bian-Ee Tan, Ingram and Stewart exceeded expectations and awarded each a discretionary bonus, the amount of which correlated to our Compensation Committee’s assessment of the value of each executive’s contributions less performance based awards otherwise earned by the executive. Mr. Ingram was paid an additional discretionary bonus in lieu of a mortgage subsidy to which he was entitled under an Agilent bonus program.

With respect to each NEO, divisional and corporate goals were set and achieved, and discretionary bonuses were paid, as follows:

Name	Participation Rate as a Percentage of Base Salary	Bonus Metric	2007 Weighting as a Percentage of Bonus Target	2007 Achieve- ment as a Percentage of Bonus Target	2007 Payout
Hock E. Tan,		Discretionary Award			$600,000
President and Chief Executive Officer		(as described above)

Mercedes Johnson,		Expense Budgets	30%	34.3%
Former Senior Vice President, Finance and Chief Financial Officer		Financial Systems and Controls	30%	30.0%
		Corporate Goals	40%	22.5%
	75%	Total Performance-Based Bonus	100%	86.8%	$260,405

Bian-Ee Tan,		Revenue	30%	27.7%
General Manager and President, Asia		Contribution Profit	30%	27.0%
		Corporate Goals	40%	22.5%
	75%	Total Performance-Based Bonus	100%	77.2%	$298,085
		Discretionary Award			$206,951

		Total Bonus			$505,036	(1)

Bryan Ingram,		Design Win Targets	30%	45.0%
Vice President and General Manager, Wireless Semiconductor Division		Gross Margin Budget	30%	31.7%
		Corporate Goals	40%	22.5%
	40%	Total Performance-Based Bonus	100%	99.2%	$127,662
		Discretionary Award			$122,338
		Additional Discretionary Award			$35,929

		Total Bonus			$285,929

James Stewart,		Design Win Milestones	20%	20.0%
Former Vice President and General Manager, ASIC Products Division		Design Win Targets	20%	25.7%
		Contribution Profit	20%	18.6%
		Corporate Goals	40%	22.5%
	40%	Total Performance-Based Bonus	100%	86.8%	$99,664
		Discretionary Award			$15,157

		Total Bonus			$114,821

(1)	The amount reported differs from that reported in the Summary Compensation Table below because of currency fluctuations. Mr. Bian-Ee Tan was awarded his bonus amount in U.S. dollars which was converted into Malaysian Ringgits at the time of payment. The Summary Compensation Table uses 3.3420 Malaysian Ringgits per U.S. dollar, which is the accounting rate for January 2008 as reported by Bloomberg L.P., to convert the amount paid in Malaysian Ringgits back into U.S. dollars.

Using market data from the Market Salary Surveys, our Compensation Committee has determined that our cash bonus plan for executives is competitive as percentage of base salary.

In April 2008, the Compensation Committee revised our performance based annual cash incentive bonus plan for our NEOs, other than our CEO, to better align the compensation of our executives with our corporate goals. Under the revised plan, the measurement of the corporate level and divisional/functional level goals was changed to be equally weighted for our NEOs, other than our CEO. This equal weighting encourages teamwork to further our corporate goals. In addition, the Compensation Committee increased Mr. Ingram’s participation in the performance based annual cash incentive bonus plan to 50% of his annual base salary as the result of his promotion to Senior Vice President and General Manager, Wireless Semiconductor Division.

On July 4, 2008, our Compensation Committee set Mr. Bettinger’s target bonus at 75% of his base salary, consistent with the target bonuses of certain other Senior Vice Presidents with similar levels of responsibility and experience, and Mercedes Johnson, our former Senior Vice President and Chief Financial Officer.

Equity Incentive Compensation

Our Compensation Committee believes that long term, sustainable growth and performance will be best facilitated through a culture of executive ownership that encourages long term investment and engagement by our executive management. The aim is also to align executive performance and behaviors to create a culture conducive to shareholder investment.

Our Compensation Committee approves options to purchase ordinary shares granted to executive officers. The size of initial (and any subsequent) grants for executives takes into account past equity grants, the executive’s position (level), compensation and the value the executive brings to the company based on their technical experience, expertise and leadership capabilities. The philosophy behind option grants is to provide the executive with a strong incentive to build value in the company over an extended period of time. While subsequent options may be proposed by our CEO and granted by the Compensation Committee, we do not have a set annual option grant program for executives.

Options to purchase ordinary shares are governed by the Executive Plan, which is administered by the Compensation Committee. Generally, options granted under the Executive Plan vest in equal annual installments over five years based 50% upon the passage of time and 50% on our financial performance, as measured using operating income, subject in each case to continued employment with us or our subsidiaries. The operating income targets have been set to require substantial effort on the part of our executives and the company in order to be attained. The performance vesting aims to ensure that the executive has a vested interest in driving positive and sustainable corporate financial results. Generally, the exercise price of options granted under the Executive Plan is equal to the fair market value of our ordinary shares on the date of grant as determined by our Compensation Committee or board of directors.

Termination-Based Compensation

Separation compensation is determined by company policy and any specific arrangements detailed in the executive’s employment agreement or contract. Severance payment typically comprises cash payment in lieu of salary, bonuses and coverage of health benefits for a limited period of time. In addition, the vesting of options granted under the Executive Plan accelerate with respect to 10% of the shares subject to the options if an executive is terminated in connection with the sale of his or her division. Our Compensation Committee must approve any exceptions to severance payments including any additional cash payments and any variance from the Executive Plan regarding the treatment of options. Executives who terminate from the company are required to sign a general release of all claims against us to receive any severance benefits.

Except as described below, each of our executives is eligible for severance under our policies if terminated without cause by us. Under our policies in effect in the United States at the end of fiscal year 2007, an employee would receive a minimum severance payment of two months base salary and two months COBRA plus any outstanding vacation in the absence of a general release of all claims against us. An additional severance payment of two weeks of base salary for every completed year of service (minimum of 5 months and maximum of 9 months) would require the employee to sign a release agreement. An employee would also receive any fiscal year cash bonus due if they were employed on the last day of the performance period, this being October 31. Changes were made to the U.S. severance policy effective January 1, 2008. Basic severance is given to the employee in a lump sum at time of termination and consists of two weeks of base salary (or two weeks of adjusted target annual pay for employees on a sales plan), and the greater of three months of COBRA premiums for medical, dental, vision and EAP or $2,000. In addition, in exchange for a release which is not thereafter revoked, employee is eligible for an enhanced severance payment equivalent to two weeks base salary (or two weeks of adjusted target annual pay for employees on a sales plan) for each full or partial year of service capped at 40 weeks with a minimum of no less than 8 weeks, and $1,000 lump sum for career transition services. All payments are subject to taxes and other withholdings.

Termination benefits for senior executives in Malaysia are decided on a case by case basis.

For some NEOs, we agreed to separation compensation terms reflective of the senior nature of the position and as a means of attracting the executives to work for Avago. Also in order to attract some NEOs to the company, our Compensation Committee provided a “change in control” clause in the executive’s employment contract or agreement. The following executives have severance benefits in their employment contracts which set out compensation payable in the event of termination by Avago without cause, by the executive for good reason, disability or death and in the event of a termination in connection with a change in control:

Name	Termination Benefit	Termination Benefit
	(Without cause or for good reason, death or disability)	(Without cause or for good reason, death or disability within 3 months prior to or 12 months following a change of control)

Hock E. Tan, President and Chief Executive Officer	Continued salary for 12 months paid in 12 monthly installments, and an amount equal to the lesser of his prior year’s bonus or prior year’s target bonus paid in 12 monthly installments	Continued salary for 24 months paid in 24 monthly installments, and an amount equal to 200% of the lesser of his prior year’s bonus or prior year’s target bonus paid in 24 monthly installments

12 months accelerated vesting for options held by him which would otherwise vest based upon the passage of time and his continued employment

Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	Continued salary for 6 months paid in 6 monthly installments, and an amount equal to the lesser of 50% of her prior year’s bonus or prior year’s target bonus paid in 6 monthly installments	Continued salary for 12 months paid in 12 monthly installments, and an amount equal to the lesser of her prior year’s bonus or prior year’s target bonus paid in 12 monthly installments

	Continuation of benefits (group health, dental and vision) for herself and any covered dependents for up to 6 months	12 months accelerated vesting for options held by her which would otherwise vest based upon the passage of time and her continued employment

Continuation of benefits (group health, dental and vision) for herself and any covered dependents for up to 12 months

Such agreements were entered into with Mr. Tan and Ms. Johnson on the basis of their level of seniority and as means to attract them to join the company.

In October 2007, we entered into an employment agreement effective fiscal year 2008 with a change of control clause with Bryan Ingram, Vice President and General Manager, Wireless Semiconductor Division. We did so with the intention of retaining and engaging Mr. Ingram through and beyond the period of a significant restructuring of our company. Mr. Ingram is considered by our Compensation Committee and our board to be valuable to the company in terms of his market experience and his technical expertise in his business division. Mr. Ingram’s employment agreement was proposed by our CEO and approved by our Compensation Committee. Please see “—Employment, Severance and Change of Control Agreements with Named Executive Officers—Bryan Ingram” below.

On July 4, 2008, in connection with Mr. Bettinger’s commencement of employment with us, we entered into an offer letter agreement with Mr. Bettinger that includes severance and a change of control provision because of the role Mr. Bettinger serves with our company and as a means to attract him to commence employment with us. Under Mr. Bettinger’s offer letter agreement, if he is terminated by us without cause or he resigns for good reason he is entitled to receive (a) 9 months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to the lesser of 50% of his prior year’s bonus or target bonus payable in nine monthly installments commencing on the sixtieth day following his separation from us, and (c) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for six months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer. If Mr. Bettinger is terminated by us without cause or resigns for good reason within 12 months of a change of control, he is entitled to receive (a) 12 months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to 100% of the lesser of Mr. Bettinger’s prior year’s bonus or target bonus payable in 12 monthly installments commencing on the sixtieth day following his separation from us, (c) 12 months accelerated vesting for those options held by Mr. Bettinger which would otherwise vest based upon the passage of time and his continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for 12 months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer. Mr. Bettinger must execute and not revoke a general release of claims against us and our affiliates in order to receive any severance.

Other Compensation

All of our executive officers are eligible to participate in certain benefits plans and arrangements offered to employees generally. Such benefits include health, dental, life and disability insurance and in the case of U.S. based executives, the 401(k) plan. We pay the full-monthly premium for each U.S. based employee, including each executive, for basic medical coverage. For other medical, dental and vision coverage, we pay a portion of the cost and the employees, including executives, pay a portion of the cost. We pay 100% of the premium for all employees, including executives, for Basic Life Insurance, Accidental Death and Dismemberment, Business Travel Accident Insurance and the Employee and Family Assistance Plan. We pay 100% of the premiums for all Colorado employees, including executives, for Short Term and Long Term Disability. Employees in California, including executives, contribute .08% of the first $86,698 in annual earnings to the California Voluntary Disability Plan for Short Term Disability and we pay 100% of the premium for Long Term Disability. We provide access to a Group Universal Life and Long-Term Care coverage but the entire cost is paid by the employee, including executives.

Consistent with our overall compensation philosophy, we intend to continue to maintain our current benefits plan for executives as well as other employees. Our Compensation Committee in its discretion may revise, amend or add to any executive’s benefits and perquisites if it deems necessary.

U.S. based executives may also participate in the Avago Technologies U.S. Inc. Deferred Compensation Plan which is a non-qualified plan offered to employees on the U.S. payroll who have an annual base salary plus targeted commissions of $175,000 or more. The plan was established in response to the Internal Revenue Code’s limitation on 401(k) Plan contributions. Participants defer compensation on a pre-tax basis in addition to the amounts deferred into the Avago 401(k) Plan. We may also make discretionary contributions to participant accounts. Contributions and earnings are tax deferred until the year in which they are paid to the participant or beneficiary. The amounts deferred may be paid in a lump sum upon death or total disability and in a lump sum or installments upon a participant’s separation from service with us. Investment options in the plan do not include ordinary shares or options to purchase ordinary shares and there are no employer matching contributions.

While we do not currently believe that compensation in the form of perquisites is a necessary form of attraction and retention for all of our executives, where it is deemed necessary and subject to approval by our Compensation Committee, we will pay certain items or expenses for an executive officer if this means attracting or retaining them. In fiscal year 2007, the following executives received the following perquisites:

Name	Perquisites
Hock E. Tan, President and Chief Executive Officer	Relocation expenses and reimbursement for travel to a residence in Pennsylvania

Bian-Ee Tan, General Manager and President, Asia	Housing allowance and club memberships

James Stewart, Former Vice President and General Manager, ASIC Products Division	Use of company car and car allowance

Tax Deductibility of Executive Compensation

The compensation committee and our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our Chief Executive Officer and each of the other named executive officers (other than our Chief Financial Officer), unless compensation is performance-based. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Our compensation committee, however, intends to adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m).

Fiscal Year 2007 Summary Compensation Table

The following table sets forth information about compensation earned by our CEO, our CFO, and each of our three other most highly compensated executive officers for the fiscal year ended October 31, 2007. We refer to these officers in this prospectus as our named executive officers or NEOs.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Option Awards ($)(2) (f)		Non-Equity Incentive Plan Compensation ($)(3) (g)	All Other Compensation ($) (i)		Total ($) (j)
Hock E. Tan President and Chief Executive Officer	2007	600,000	600,000	2,039,654		0	49,964	(4)	3,289,618

Mercedes Johnson Former Senior Vice President, Finance and Chief Financial Officer	2007	387,506		329,890		260,405	828	(5)	978,629

Bian-Ee Tan(6) General Manager and President, Asia	2007	488,899	220,221	1,288,203		291,500	34,987	(7)	2,323,810

Bryan Ingram Vice President and General Manager, Wireless Semiconductor Division	2007	320,154	158,267	229,611		127,662	20,319	(8)	856,013

James Stewart Former Vice President and General Manager, ASIC Products Division	2007	280,526	33,096	262,413	(9)	81,725	31,120	(10)	688,880

(1)	Represents discretionary bonuses paid based on the Compensation Committee’s determination that the executive provided significant contributions to our success. In the case of Mr. Ingram, $35,929 of the amount reported represents a cash bonus paid in lieu of a mortgage subsidy that Mr. Ingram was entitled to under an Agilent benefit program.

(2)	Represents expense recognized by us in fiscal year 2007 related to options determined in accordance with SFAS No. 123R. Please see Note 11 in the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts. During fiscal year 2007, we only expensed the performance vesting portion of options granted prior to our adoption of SFAS No. 123R on November 1, 2006. The expense reported in the table reflects the amount we accrued in fiscal year 2007. For all options granted on or subsequent to our adoption of SFAS No. 123R, we expensed both the time and performance vesting portions.

(3)	Represents amounts paid for fiscal year 2007 under our annual cash incentive program. Please see plan description in “—Compensation Discussion and Analysis – Annual Cash Compensation – Performance Based Annual Cash Incentive Program” above.

(4)	Represents $11,481 relocation expenses; $2,322 imputed income from Group Term Life Insurance, or GTL, premiums; $9,000 401(k) employer match; and $27,161 reimbursement for travel to a residence.

(5)	Imputed income from GTL premiums.

(6)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 accounting ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P., except as indicated in footnote 8 below.

(7)	Represents $15,807 housing allowance, $1,161 club memberships and $18,019 contribution to Mr. Bian-Ee Tan’s Malaysian Employee Provident Fund. The contribution to the Malaysian Employee Provident Fund is in addition to the $143,217 we were required by statute to contribute to Mr. Bian-Ee Tan’s Malaysian Employee Provident Fund. $838 of the club membership amount is converted from Singapore dollars using the January 2008 accounting ratio of 1.4541 Singapore Dollars per U.S. Dollar as reported by Bloomberg L.P.

(8)	Represents $319 imputed income from GTL premiums and $9,000 401(k) employer match. Also includes a one time $11,000 company contribution to 401(k), paid in January 2007 to employees who transitioned from Agilent to Avago as a pension replacement for calendar year 2006.

(9)	Pursuant to the terms of the Separation Agreement entered into with Mr. Stewart on August 16, 2007, Mr. Stewart was granted 100% vesting on the 36,667 performance options which vested on December 1, 2007.

(10)	Represents $380 imputed income from GTL premiums; $9,000 401(k) employer match; $3,140 personal use of company car; and $7,600 car allowance. Also includes a one time $11,000 company contribution to 401(k), paid in January 2007 to employees who transitioned from Agilent to Avago as a pension replacement for calendar year 2006.

Grants of Plan-Based Awards in Fiscal Year 2007 Table

The following table sets forth information regarding grants of incentive awards during the fiscal year ended October 31, 2007 to each of our NEOs.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying		Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Thres- hold ($)(1) (c)	Target ($) (d)	Maxi- mum ($) (e)	Thres- hold (#) (f)	Target (#) (g)		Maxi- mum (#) (h)	Options (#) (j)
Mercedes Johnson(2)	Aug. 30, 2007	—	—	—	—	92,500	(3)	—	92,500	(3)	10.22	969,123	(6)
	—	54,001	300,006	450,009	—	—		—	—		—	—
Bian-Ee Tan(2)(4)	—	66,414	377,277	565,915	—	—		—	—		—	—
Bryan Ingram(5)	—	23,165	128,692	193,038	—	—		—	—		—	—
James Stewart(5)	—	20,668	114,821	172,231	—	—		—	—		—	—

(1)	Minimum threshold is 18% of target, calculated based on the achievement of a single corporate goal at 90% of the target for such goal. Maximum threshold is 150% of target.

(2)	Bonus participation is at 75% of base salary.

(3)	These options were granted pursuant to the terms of the Executive Plan. The options covered an aggregate of 185,000 ordinary shares and vest 50% based upon the passage of time and the optionee’s continued employment with us or our subsidiaries and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the grant date. The term of the options was 10 years. These options terminated unexercised in connection with Ms. Johnson’s resignation effective August 1, 2008.

(4)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 accounting ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P.

(5)	Bonus participation is at 40% of base salary.

(6)	The grant date fair value of these options was determined in accordance with SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth grants of stock options outstanding on October 31, 2007, the last day of the fiscal year, to each of our NEOs.

	Option Awards
Name (a)	Vesting Reference Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Hock E. Tan	Dec. 1, 2005(1)	470,000		1,880,000			5.00	4/12/2016

Mercedes Johnson	Dec. 1, 2005(2)	83,000	(4)	332,000	(4)		5.00	11/30/2015
	Aug. 30, 2007(2)	0		185,000			10.22	8/29/2017

Bian-Ee Tan	Dec. 1, 2005(2)	360,000		1,440,000			5.00	11/30/2015

Bryan Ingram	Dec. 1, 2005(3)	66,666		0			1.25	1/23/2015
	Dec. 1, 2005(2)	51,666		206,668			5.00	11/30/2015
	Dec. 1, 2005(2)	12,500		50,000			5.00	4/23/2016

James Stewart	Dec. 1, 2005(3)	48,568	(5)	0			1.25	1/23/2015
	Dec. 1, 2005(3)	8,519	(5)	0			1.25	1/25/2014
	Dec. 1, 2005(3)	34,268	(5)	0			1.25	11/18/2012
	Dec. 1, 2005(3)	19,973	(5)	0			1.25	11/25/2011
	Dec. 1, 2005(3)	9,987	(5)	0			1.25	11/12/2010
	Dec. 1, 2005(3)	4,993	(5)	0			1.25	10/22/2010
	Dec. 1, 2005(3)	3,995	(5)	0			1.25	8/10/2010
	Dec. 1, 2005(3)	80	(5)	0			1.25	5/16/2010
	Dec. 1, 2005(3)	2,950	(5)	0			1.25	11/17/2009
	Dec. 1, 2005(2)	73,332	(6)	293,335	(6)		5.00	11/30/2015

(1)	Options to purchase 925,000 shares vest based upon the passage of time and Mr. Tan’s continued employment with us, and options to purchase 1,425,000 shares vest based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(2)	Options vest 50% based upon the passage of time and the optionee’s continued employment with us or our subsidiaries and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(3)	Fully vested as of the date of grant.

(4)	Ms. Johnson resigned from our company effective August 1, 2008. In connection with a Separation Agreement entered into with Ms. Johnson, the vesting of these options was accelerated so that options to purchase 249,000 ordinary shares were fully vested as of her termination date. In August 2008, we exercised our call right with respect to vested options to purchase 207,500 ordinary shares and made a payment of $1,178,600, less applicable withholding, to Ms. Johnson in exchange for the cancellation of the options.

(5)	Mr. Stewart resigned from our company in December 2007. In December 2007, we exercised our call right with respect to these options and made a payment of $1,195,997 to Mr. Stewart, less applicable withholding, in exchange for the cancellation of these options.

(6)	In connection with a Separation Agreement entered into with Mr. Stewart, the vesting of his options was accelerated so that options to purchase 146,666 ordinary shares were vested as of his termination date. In December 2007, we exercised our call right with respect to these vested options and made a payment of $765,597, less applicable withholding, to Mr. Stewart in exchange for the cancellation of these options.

2007 Non-Qualified Deferred Compensation

The following table sets forth information regarding contributions and earnings under the Avago Technologies U.S. Inc. Deferred Compensation Plan during fiscal year 2007.

Name (a)	Registrant Contributions in Fiscal Year 2007 ($)(1) (c)	Aggregate Earnings in Fiscal Year 2007 ($)(2) (d)	Aggregate Balance at October 31, 2007 ($) (f)
Bryan Ingram	16,400	2,307	18,707
James Stewart	3,300	416	3,716

(1)	Deferred Compensation is generally funded through employee payroll deductions. The above represents a one time company contribution for employees who transitioned from Agilent to Avago which was paid in January 2007 as a pension replacement for calendar year 2006.
(2)	Amounts reflected are not included in the “Summary Compensation Table” because the earnings are not “above-market.” These amounts include dividends, interest and change in market value.

Employment, Severance and Change of Control Agreements with Named Executive Officers

Hock E. Tan

We entered into an offer letter with Hock E. Tan on March 28, 2006. Mr. Tan’s offer letter provides that Mr. Tan will be our President and Chief Executive Officer commencing March 31, 2006 and that he will be a member of our board of directors. Mr. Tan’s offer letter entitles him to a base salary of $600,000 per year with a target bonus opportunity of 100% of his base salary. Mr. Tan’s offer letter also provides for the grant of an option to purchase 950,000 ordinary shares with 225,000 shares subject to the option vesting 20% per year based upon Mr. Tan’s continued employment and 725,000 shares subject to the option vesting 20% per year based upon us attaining specified performance targets. In accordance with his offer letter, Mr. Tan purchased $2 million in ordinary shares and was granted additional non-qualified options to purchase 1,400,000 ordinary shares. Mr. Tan’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into our standard agreement regarding confidential information and proprietary developments. Mr. Tan’s offer letter agreement entitled him to the payment of a relocation bonus in the amount of one month’s base salary which was paid in a single lump sum following his commencement of employment.

Mr. Tan’s offer letter provides Mr. Tan with severance in the event of the termination of his employment without cause or a resignation by him for good reason, provided that, in each case, Mr. Tan executes and does not revoke a general release of all claims against us and our affiliates. If the termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control, we must provide Mr. Tan with (a) continued salary payments for 24 months following his termination or resignation, (b) an amount equal to 200% of the lesser of Mr. Tan’s prior year’s bonus or target bonus, in both (a) and (b), payable in 24 monthly installments, and (c) 12 months accelerated vesting for those options held by Mr. Tan which would otherwise vest based upon the passage of time and his continued employment. If the termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control, Mr. Tan is entitled to (a) continued salary payments for 12 months following his termination or resignation and (b) an amount equal to the lesser of his prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments.

Douglas R. Bettinger

We entered into an offer letter with Douglas R. Bettinger on July 4, 2008. Mr. Bettinger’s offer letter provides that Mr. Bettinger will be our Senior Vice President and Chief Financial Officer. Mr. Bettinger’s offer letter entitles him to a base salary of $350,000 per year and a target bonus opportunity of 75% of his base salary. Mr. Bettinger’s offer letter also provides for the grant of an option to purchase 300,000 of our ordinary shares with 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon Mr. Bettinger’s continued employment and 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon us attaining specified performance targets and Mr. Bettinger’s continued employment. The offer letter also provides that Mr. Bettinger will be eligible for a $100,000 bonus, for which we will pay all income and employment taxes, provided that he invests at least $175,000 in our ordinary shares prior to October 4, 2008. Mr. Bettinger’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into the standard agreement regarding confidential information and proprietary developments.

Mr. Bettinger’s offer letter provides him with severance in the event of the termination of his employment without cause or a resignation by him for good reason, provided that, in each case, Mr. Bettinger executes and does not revoke a general release of all claims against us and our affiliates within 60 days of any such termination. If the termination of employment without cause or resignation for good reason takes place within 12 months following a change in control, we must provide Mr. Bettinger with (a) 12 months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to 100% of the lesser of Mr. Bettinger’s prior year’s bonus or target bonus payable in 12 monthly installments commencing on the sixtieth day following his separation from us, (c) 12 months accelerated vesting for those options held by Mr. Bettinger which would otherwise vest based upon the passage of time and his continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for 12 months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer. If Mr. Bettinger’s termination of employment without cause or resignation for good reason takes place prior to or more than 12 months following a change in control, Mr. Bettinger is entitled to (a) 9 months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to the lesser of 50% of his prior year’s bonus or target bonus payable in nine monthly installments commencing on the sixtieth day following his separation from us, and (c) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for six months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer.

Mercedes Johnson

We entered into a Severance Benefits Agreement with Mercedes Johnson effective June 14, 2006. Ms. Johnson’s Severance Benefits Agreement provides Ms. Johnson with severance in the event of her termination of employment without cause or a resignation by her for good reason, provided that, in each case, Ms. Johnson executes and does not revoke a general release of all claims against us and our affiliates. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control, we must provide Ms. Johnson with (a) continued salary payments for 12 months following her termination or resignation, (b) an amount equal to the lesser of Ms. Johnson’s prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments, (c) 12 months accelerated vesting for those options held by Ms. Johnson which would otherwise vest based upon the passage of time and her continued

employment, and (d) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for 12 months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control, Ms. Johnson is entitled to (a) continued salary payments for six months following her termination or resignation, (b) an amount equal to 50% of the lesser of her prior year’s bonus or target bonus, in both (a) and (b), payable in six monthly installments, and (c) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for six months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer.

Effective August 1, 2008, Ms. Johnson resigned as the Senior Vice President, Finance and Chief Financial Officer of Avago. In connection with Ms. Johnson’s resignation, we entered into a separation agreement with her effective August 1, 2008, or the Termination Date. Under the terms of the separation agreement, we accelerated the vesting of options to purchase 83,000 ordinary shares held by Ms. Johnson. In addition, we agreed to pay $1,819,400, less any applicable withholding, to Ms. Johnson to exercise our call right with respect to all ordinary shares and all vested and exercisable options held by Ms. Johnson as of the Termination Date.

Bian-Ee Tan

In November 2005, in anticipation of the SPG Acquisition, Avago Technologies (Malaysia) Sdn. Bhd. entered into an employment agreement with Mr. Bian-Ee Tan typical of those entered into with other management employees who would be joining Avago. Mr. Tan’s annual base salary was set at approximately $392,657 (using the January 2008 accounting ratio of 3.3402 Malaysian Ringgits per U.S. Dollar as reported by Bloomberg L.P.). The agreement gave either party the right to terminate employment on one month’s written notice or payment in lieu of notice. Benefits, tax and payroll conditions were determined at the close of the SPG Acquisition. In October 2006, because he would otherwise have had to retire pursuant to company practice, Mr. Tan’s employment was extended through December 2011 on the same terms and conditions.

Bryan Ingram

Avago Technologies U.S. Inc., our wholly owned subsidiary, entered into an employment agreement with Bryan Ingram on October 30, 2007, effective as of November 1, 2007. Mr. Ingram’s employment agreement provides that Mr. Ingram will be our Senior Vice President and General Manager, Wireless Division. Mr. Ingram’s employment agreement entitles him to a base salary of $321,732 per year (as adjusted from time to time) with a target bonus opportunity of 40% of his base salary. Mr. Ingram’s employment agreement also provides for the grant of an option to purchase 179,166 ordinary shares with 89,583 of the shares subject to the option vesting 20% per year based upon Mr. Ingram’s continued employment and 89,583 of the shares subject to the option vesting 20% per year based upon attaining specified performance targets, as determined by the board. Mr. Ingram’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to similarly situated employees.

Mr. Ingram’s employment agreement provides that in the event of the termination of his employment with us by us without cause, his death or disability, or a resignation by him for good reason prior to November 1, 2009, we must provide him with 12 months continued salary payments following such termination or resignation, and the accelerated vesting of options to purchase ordinary shares held by Mr. Ingram which would otherwise have vested had he continued his employment with us through November 1, 2009. If Mr. Ingram’s employment is terminated by us without cause, because of his death or disability, or he resigns for good reason after November 1, 2009 and within the three months prior to or 12 months following a change in control, Mr. Ingram is entitled to (a) 12 months continued salary payments, (b) an amount equal to the lesser of his prior year’s bonus or target bonus for the fiscal year in which the termination occurs, and (c) 12 months of accelerated vesting for those options to purchase ordinary shares held by Mr. Ingram which would otherwise vest based solely upon the passage of time and his continued employment. Under the employment agreement, Mr. Ingram must execute, and not revoke, a general release of all claims against us and our affiliates, and any continued salary payments are subject to Mr. Ingram continuing to abide by the noncompetition and nonsolicitation provisions of his employment agreement.

James Stewart

We entered into a Separation Agreement with James Stewart on August 16, 2007. The separation agreement provides that Mr. Stewart’s employment with us would terminate on December 1, 2007. In connection with the separation agreement, Mr. Stewart received a lump sum cash payment equal to his target bonus for fiscal year 2007. In addition, as of the date of Mr. Stewart’s termination of employment, he held options to purchase 133,333 ordinary shares for an exercise price of $1.25, which were fully vested and exercisable, and 366,667 ordinary shares for an exercise price of $5.00 per share, 146,665 of which were vested and exercisable. Of these 146,665 shares, Mr. Stewart was granted 100% vesting on the 36,667 performance options that vested on December 1, 2007. In exchange for the cancellation of all of Mr. Stewart’s options, and pursuant to the terms of the Executive Plan, we made a lump sum cash payment to Mr. Stewart in an amount equal to $1,961,588, which represents the aggregate fair market value of the ordinary shares subject to the options as of the date of Mr. Stewart’s termination of employment, as determined by our board, less the aggregate exercise price of Mr. Stewart’s options. As a condition to us making these payments, Mr. Stewart executed a general release of all claims against us and our affiliates on December 2, 2007.

Potential Severance Payments and Benefits Upon Involuntary Termination

The following table reflects the potential payments and benefits to which the NEOs would be entitled under their agreements or our company’s policies and practices as described under “Termination-Based Compensation” above in the event of an involuntary termination taking place not in connection with a change in control. The amounts presented in the table assume a termination date of October 31, 2007 and that all eligibility requirements contemplated by the NEO’s respective agreements or our company’s policies and practices, as applicable, were met.

	Cash Severance Base Salary ($)	Cash Severance Bonus ($)		Health Benefits Continuation Coverage and Outplacement Services ($)	Total ($)
Hock E. Tan	600,000	600,000			1,200,000
Mercedes Johnson(1)	200,004	130,196		2,585	332,785
Tan, Bian-Ee	(2)	551,323	(3)		551,323
Bryan Ingram	241,831	128,693		3,430	373,954
James Stewart	216,141	114,821		3,000	333,962

(1)	Ms. Johnson resigned effective August 1, 2008.

(2)	Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(3)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 conversion ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P. Includes $39,602 Malaysian Annual Wage Supplement.

Potential Severance Payments and Benefits Upon Involuntary Termination Following Change in Control

The following table reflects the potential payments and benefits to which the NEOs would be entitled under their employment agreements or our company’s policies and practices as described under “Termination-Based Compensation” above in the event of an involuntary termination taking place in connection with a change in control. The amounts presented in the table assume a termination date of October 31, 2007 and that all eligibility requirements contemplated by the NEO’s respective agreements and our company’s policies and practices, as applicable, were met.

	Cash Severance Base Salary ($)		Cash Severance Bonus ($)		Unexercisable Options that Vest (#)	Unexercisable Options that Vest ($)(1)	Health Benefits Continuation Coverage and Outplacement Services ($)	Total ($)
Hock E. Tan	1,200,000		1,200,000		185,000	965,700		3,365,700
Mercedes Johnson(2)	400,008		260,392		60,000	216,630	5,169	882,199
Tan, Bian-Ee		(3)	551,323	(4)	180,000	939,600		1,490,923
Bryan Ingram	241,831		128,693		32,083	167,473	3,430	573,510
James Stewart	216,141		114,821		36,667	191,400	3,000	525,362

(1)	Represents the difference between the exercise price of each unvested option that is accelerated and $10.22, which the Compensation Committee has determined equals the per share fair market value of our ordinary shares as of October 31, 2007.

(2)	Ms. Johnson resigned effective August 1, 2008.

(3)	Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(4)	All sums presented for Mr. Bian-Ee Tan are converted from Malaysian Ringgits using the January 2008 conversion ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P. Includes $39,602 Malaysian Annual Wage Supplement.

Employee Benefit and Stock Plans

2008 Equity Incentive Award Plan

We intend to adopt a 2008 Equity Incentive Award Plan, or the 2008 Plan. The principal purpose of the 2008 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The 2008 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2008 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2008 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve.    Under the 2008 Plan,                      of our ordinary shares will be initially reserved for issuance pursuant to a variety of share-based compensation awards, including options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalent awards, performance share awards, performance share unit awards, share payment awards, performance-based awards and other share-based awards, plus the number of ordinary shares remaining available for future awards under our Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and our Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan,

as of the completion of this offering, which will also be the effective date of the 2008 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2008 Plan will be increased by (i) the number of shares represented by awards outstanding under our Executive Plan and our Senior Management Plan that are forfeited or lapse unexercised and (ii) an annual increase on the first day of each calendar year beginning in 2009 and ending in 2018, equal to the least of (A)                      shares, (B)     % of the ordinary shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of ordinary shares as determined by the board; provided, however, no more than                      ordinary shares may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2008 Plan:

•	to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2008 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2008 Plan, such tendered or withheld shares will be available for future grants under the 2008 Plan;

•	to the extent any restricted shares are repurchased by us at the same price as paid by the holder, such shares will be available for future grants under the 2008 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2008 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2008 Plan.

Initially, there will be no limit on the number of shares that may be covered by share-based awards or the maximum aggregate dollar amount subject to cash-based performance awards granted to any individual during any calendar year. However, after a limited transition period, no individual may be granted share-based awards under the 2008 Plan covering more than              shares or more than $             in cash in any calendar year. The limited transition period will expire on the earliest of:

•	the first material modification of the 2008 Plan;

•	the issuance of all of our ordinary shares reserved for issuance under the 2008 Plan;

•	the expiration of the 2008 Plan;

•

the first meeting of our shareholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs; or

•	such earlier date as may be required by Section 162(m) of the Code.

Administration.    The compensation committee of our board of directors will administer the 2008 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, and a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The 2008 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers, but our compensation committee charter prohibits such delegation in the case of awards to our named executive officers and the equity awards policy we intend to adopt calls for the compensation committee to approve all equity awards, other than awards made to our non-employee directors, which must be approved by the full board.

Subject to the terms and conditions of the 2008 Plan, the administrator has the exclusive authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2008 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2008 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2008 Plan. The full board of directors will administer the 2008 Plan with respect to awards to non-employee directors.

Eligibility.    Options, SARs, restricted shares and all other share-based and cash-based awards under the 2008 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

Awards.    The 2008 Plan provides that the administrator may grant or issue options, SARs, restricted shares, restricted share units, deferred shares, dividend equivalents, performance awards, share payments and other share-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonqualified Options, or NQOs, will provide for the right to purchase our ordinary shares at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQOs may be granted for any term specified by the administrator, but may not exceed ten years.

•

Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of an ordinary share on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. To the extent ISOs having an aggregate exercise price in an amount greater than $100,000 become exercisable by an individual in any calendar year, the options in excess of $100,000 will be treated as NQOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our shares, the 2008 Plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted Shares may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted shares may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted shares, unlike recipients of options, generally will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted Share Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Share Awards represent the right to receive our ordinary shares on a future date. Deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares will not be issued until the deferred share award has vested, and recipients of deferred shares generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred share awards generally will be forfeited, and the underlying shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

•

Share Appreciation Rights may be granted in connection with options or other awards, or separately. SARs granted in connection with options or other awards typically will provide for payments to the holder based upon increases in the price of our ordinary shares over a set exercise price. The exercise price of any SAR granted under the 2008 Plan must be at least 100% of the fair market value of an ordinary share on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2008 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2008 Plan will be settled in cash or ordinary shares, or in a combination of both, at the election of the administrator.

•

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•

Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in ordinary shares or in a combination of both. Performance awards may include “phantom” share awards that provide for payments based upon the value of our ordinary shares. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in ordinary shares or in a combination of both.

•

Share Payments may be authorized by the administrator in the form of ordinary shares or an option or other right to purchase ordinary shares as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control.    In the event of a change in control where the acquiror does not assume or replace awards granted under the 2008 Plan, awards issued under the 2008 Plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2008 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2008 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2008 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our shareholders of more than 50% of our voting shares to a person or group;

•	a change in the composition of our board over a two-year period such that fifty percent or more of the members of the board were elected through one or more contested elections;

•

a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	shareholder approval of our liquidation or dissolution.

Non-Employee Director Awards.    The 2008 Plan permits our board to grant awards to our non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of our board has adopted a non-employee director equity award policy. For a further description of Non-Employee Director Awards see “Director Compensation.”

Adjustments of Awards.    In the event of any share dividend, share split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to shareholders (other than normal cash dividends) or any other corporate event affecting the number of our outstanding ordinary shares or the price of our ordinary shares that would require adjustments to the 2008 Plan or any awards under the 2008 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the committee will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2008 Plan and any other plan terms denominated in shares;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2008 Plan.

Amendment and Termination.    Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2008 Plan at any time and from time to time. However, we must generally obtain shareholder approval:

•	to increase the number of shares available under the 2008 Plan (other than in connection with certain corporate events, as described above);

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Options may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date without shareholder approval.

Expiration Date.    The 2008 Plan will expire on, and no option or other award may be granted pursuant to the 2008 Plan after ten years following the effective date of the 2008 Plan. Any award that is outstanding on the expiration date of the 2008 Plan will remain in force according to the terms of the 2008 Plan and the applicable award agreement.

Securities Laws and Federal Income Taxes.    The 2008 Plan is designed to comply with various securities and federal tax laws as follows:

•

Securities Laws.    The 2008 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2008 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•

Section 409A of the Code.    Certain awards under the 2008 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2008 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

•

Section 162(m) of the Code.    In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, shareholders. In particular, options and

SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2008 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the share price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the shares subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2008 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2008 Plan;

•	the issuance of all of the ordinary shares reserved for issuance under the 2008 Plan;

•	the expiration of the 2008 Plan; or

•

the first meeting of our shareholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2008 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2008 Plan in such a manner that, after the transition date the compensation attributable to options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the 2008 Plan.

Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries

Our board of directors initially adopted and our shareholders initially approved the Executive Plan on November 23, 2005. The Executive Plan was amended and restated by our board of directors on April 14, 2006 and January 25, 2007 and approved by our shareholders on April 11, 2007. The Executive Plan was also amended and restated by our board of directors on February 25, 2008.

Following the completion of this offering, we will not make any further grants under the Executive Plan. As discussed above, upon the completion of this offering, any ordinary shares that are available for issuance immediately prior to the completion of this offering under the Executive Plan and the Senior Management Plan will become available for issuance under the 2008 Plan.

Types of Awards.    The Executive Plan provides for the grant of non-qualified options and share purchase rights to employees, consultants and other persons having a unique relationship with us or our subsidiaries.

Share Reserve.    We have reserved an aggregate of 30,000,000 ordinary shares for issuance under the Executive Plan and the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan.

Administration.    Our Compensation Committee administers the Executive Plan. The Compensation Committee has the authority to select the employees to whom options and/or share purchase rights will be granted under the Executive Plan, the number of shares to be subject to those options or share purchase rights, and the terms and conditions of the options and share purchase rights. In addition, the Compensation Committee has the authority to construe and interpret the Executive Plan and to adopt rules for the administration, interpretation and application of the Executive Plan that are consistent with the terms of the Executive Plan.

Shareholder Agreements.    The options and shares acquired upon exercise of options and share purchase rights granted pursuant to the Executive Plan are subject to the terms and conditions of shareholder agreements entered into by the option and share purchase right holders. Please see “—Equity Plans—Management Shareholders Agreement.”

Amendment.    The Executive Plan may be amended or modified by the Compensation Committee, and may be terminated by our board of directors.

Exercise.    The exercise price of options and share purchase rights granted under the Executive Plan may be paid for in cash, or, with the consent of the Compensation Committee, with the ordinary shares, including ordinary shares acquired contemporaneously upon exercise.

Certain Events.    Under the Executive Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after the consummation of the merger or consolidation into another corporation, the exchange of all or substantially all of the assets for the securities of another corporation, the acquisition by another corporation of 80% or more of our then outstanding voting shares or our recapitalization, reclassification, liquidation or dissolution, or other adjustment or event which results in our ordinary shares being exchanged for or converted into cash, securities or other property, in which case the Compensation Committee may further provide that the options will become fully vested and exercisable prior to the completion of the change of control. The Compensation Committee may also provide that options remaining exercisable after such an event may only be exercised for the consideration received by shareholders in such event, or its cash equivalent. We shall in our discretion appropriately and equitably adjust the exercise price of an option in the event of a spin off or other substantial distribution of our assets.

Management Shareholders Agreement

Each participant in the Executive Plan, including each executive officer, has entered into a Management Shareholders Agreement with us and our controlling shareholder, Bali Investments S.àr.l., in connection with the executive’s purchase of shares pursuant to the Executive Plan. Each Management Shareholders Agreement provides the company with certain rights that effectively restrict the transfer of ordinary shares until a change of control transaction or the later of five years from the date of purchase, or in the case of options, the date of grant, absent our prior written consent. The restrictive rights provided to us include a right of first refusal whereby we may purchase any shares offered to a third-party, a call right whereby we may repurchase shares upon a termination of employment or upon certain other events and a bring along right whereby Bali Investments S.àr.l. can require participants to sell shares along side Bali Investments. Each executive holds a put right whereby the executive can require us to repurchase shares upon the executive’s death or permanent disability, a tag-along right whereby each executive may require Bali Investments S.àr.l. or its successor to allow the executive to sell along side Bali Investments in certain sales, and “piggyback” registration rights allowing the executive to sell along side Bali Investments in a public offering.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the Executive Plan.

Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries

Our board of directors initially adopted and our shareholders initially approved the Senior Management Plan on November 23, 2005. The Senior Management Plan was amended and restated by our board of directors on April 14, 2006 and approved by our shareholders on April 11, 2007. The Senior Management Plan was also amended and restated by our board of directors on February 25, 2008.

Following the completion of this offering, we will not make any further grants under the Senior Management Plan. As discussed above, upon the completion of this offering, any ordinary shares that are available for issuance immediately prior to the completion of this offering under the Executive Plan and the Senior Management Plan will become available for issuance under the 2008 Plan.

Types of Awards.    The Senior Management Plan provides for the grant of non-qualified options and share purchase rights to employees, consultants, other persons having a unique relationship with us or our subsidiaries and non-employee members of our board of directors.

Share Reserve.    We have reserved an aggregate of 30,000,000 ordinary shares for issuance under the Senior Management Plan and the Executive Plan.

Administration.    Our Compensation Committee administers the Senior Management Plan. The Compensation Committee has the authority to select the employees to whom options and/or share purchase rights will be granted under the Senior Management Plan, the number of shares to be subject to those options or share purchase rights, and the terms and conditions of the options and share purchase rights. In addition, the Compensation Committee has the authority to construe and interpret the Senior Management Plan and to adopt rules for the administration, interpretation and application of the Senior Management Plan that are consistent with the terms of the Senior Management Plan.

Restrictive Rights.    The options and shares acquired upon exercise of options and share purchase rights granted pursuant to the Senior Management Plan are subject to a call right, right of first refusal and bring along right in favor of us and our controlling shareholders and a put right in favor of the option holder or shareholder upon such individual’s death or permanent disability. The Senior Management Plan provides that, with limited exceptions, the option or share purchase right holder may not transfer, sell or otherwise dispose of any ordinary shares prior to the later of the fifth anniversary of the date of grant or our initial public offering.

Amendment.    The Senior Management Plan may be amended or modified by the Compensation Committee, and may be terminated by our board of directors.

Exercise.    The exercise price of options and share purchase rights granted under the Senior Management Plan may be paid for in cash, or, with the consent of the Compensation

Committee, with the ordinary shares, including ordinary shares acquired contemporaneously upon exercise.

Certain Events.    Under the Senior Management Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after the consummation of the merger or consolidation into another corporation, the exchange of all or substantially all of the assets for the securities of another corporation, the acquisition by another corporation of 80% or more of our then outstanding voting shares or our recapitalization, reclassification, liquidation or dissolution, or other adjustment or event which results in our ordinary shares being exchanged for or converted into cash, securities or other property, in which case the Compensation Committee may further provide that the options will become fully vested and exercisable prior to the completion of the change of control. The Compensation Committee may also provide that options remaining exercisable after such an event may only be exercised for the consideration received by shareholders in such event, or its cash equivalent. We shall in our discretion appropriately and equitably adjust the exercise price of an option in the event of a spin off or other substantial distribution of assets.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the Senior Management Plan.

Compensation Committee Interlocks and Insider Participation

Messrs. Davidson and Greene are not, and have never been, officers or employees of our company. None of our executive officers served on the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or our Compensation Committee. Messrs. Davidson and Greene have been designated by Silver Lake and KKR, respectively, to serve on our Compensation Committee. Messrs. Davidson and Greene are also affiliated with the Silver Lake and KKR entities that are parties to our Advisory Agreement. Please see “Certain Relationships and Related Party Transactions—Shareholder Agreement” elsewhere in this prospectus.

Limitations of Liability and Indemnification Matters

Our articles of association provide that, subject to the provisions of the Singapore Companies Act, every director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same happen through his or her own negligence, default, breach of duty or breach of trust.

We have entered into indemnity agreements with all directors and executive officers of the Company. The indemnity agreement provides, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, subject to and to the fullest extent permitted under the Singapore Companies Act, as amended, and our articles of association. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable

As of the date of this prospectus, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted, nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

401(k) Plan

Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan, or the 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our ordinary shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since inception, there has not been, nor is there any proposed transaction where the Company was or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than as set forth below and the compensation, employment and other agreements and transactions which are described in “Management” elsewhere in this prospectus.

Share Issuances

In connection with the SPG Acquisition, on December 1, 2005 we issued and sold an aggregate of 209,840,063 ordinary shares to certain investors at a per share price of $5 for an aggregate consideration of $1,050 million, and 250,000 redeemable convertible preference shares at a per share price of $1,000 for an aggregate consideration of $250 million. The table below sets forth the shares purchased by these investors on December 1, 2005:

Name	Number of Ordinary Shares	Number of Redeemable Convertible Preference Shares	Aggregate Purchase Price ($million)
5% Shareholders(1):
Bali Investments S.àr.l(2)	172,096,872	205,033	1,066
Seletar Investments Pte. Ltd.	22,645,955	26,980	140
Geyser Investment Pte Ltd	15,097,236	17,987	94

(1)	Certain of our directors are associated with our shareholders or has been designated as a director by the shareholders pursuant to the Shareholder Agreement, as described in “Certain Relationships and Related Party Transactions—Shareholder Agreement” elsewhere in this prospectus, as follows:

Director	Equity Investor
Adam H. Clammer	Entities affiliated with KKR

James A. Davidson	Entities affiliated with Silver Lake

James H. Greene, Jr.	Entities affiliated with KKR

Kenneth Y. Hao	Entities affiliated with Silver Lake

John R. Joyce	Entities affiliated with Silver Lake

David Kerko	Entities affiliated with KKR

Bock Seng Tan	Seletar Investments Pte. Ltd.

(2)	Bali Investments S.àr.l. is a Luxembourg corporation, the shareholders of which include overseas investment funds affiliated with KKR and Silver Lake. See “Principal Shareholders” elsewhere in this prospectus for shares deemed indirectly held by funds affiliated with KKR and funds affiliated with Silver Lake.

In January 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility. These funds were used to redeem the redeemable convertible preference shares at a per share price of $1,000 plus accrued dividends at 3% per year payable up to the redemption date. 248,848 redeemable convertible preference shares were redeemed for cash, 1,152 redeemable convertible preference shares were exchanged for 230,400 ordinary shares (each redeemable convertible preference share was valued at $1,000 and each ordinary share was valued at $5). In addition, the investors subscribed for an additional 1,500 ordinary shares at a per share price of $5 for an aggregate consideration of $7,500. The table below sets forth the aggregate number of shares redeemed, exchanged and issued in January 2006:

Name	Number of Ordinary Shares Purchased	Aggregate Purchase Price	Number of Redeemable Convertible Preference Shares Redeemed	Aggregate Redemption Amount	Number of Redeemable Convertible Preference Shares Exchanged for Ordinary Shares	Number of Ordinary Shares Issued in the Exchange
		($million)		($million)
5% Shareholders:
Bali Investments S.àr.l	1,230	0	204,088	205	945	189,000
Seletar Investments Pte. Ltd.	162	0	26,856	27	124	24,800
Geyser Investment Pte Ltd	108	0	17,904	18	83	16,600

In connection with the SPG Acquisition, we entered into a management consulting agreement for post-acquisition support activities with KKR Capstone, or Capstone, a consulting company that works exclusively with KKR and its portfolio companies. In connection with the investment by an affiliate of Capstone in Bali Investments S.àr.l, Bali Investments subscribed for an additional 389,300 ordinary shares on February 3, 2006, at a per share price of $5 for an aggregate consideration of $2 million.

The table below sets forth ordinary shares purchased by all of our former and current executive officers under the Executive Plan for an aggregate consideration of $5,224,998, and by our directors under the Senior Management Plan for an aggregate consideration of $750,000.

Date of Purchase	Name	Number of Ordinary Shares	Per Share Purchase Price ($)	Aggregate Purchase Price ($)
Executive Officers:
1/17/06	Mercedes Johnson	60,000	$5.00	300,000
1/18/06	Bian-Ee Tan	400,000	$5.00	2,000,000
4/26/06	Rex Jackson	100,000	$5.00	500,000
4/29/06	Bryan Ingram	25,000	$5.00	125,000
4/29/06	Hock E. Tan	200,000	$5.00	1,000,000
5/2/06	Hock E. Tan	200,000	$5.00	1,000,000
9/28/06	Fariba Danesh	46,296	$6.48	299,998

Directors:
5/10/06	James Diller	150,000	$5.00	750,000

	TOTAL	1,181,296		5,974,998

Each participant in the Executive Plan must enter into a Management Shareholders Agreement, which provides us with a call right whereby we may repurchase shares upon a termination of employment or upon certain other events. Mr. Jackson, our former Senior Vice President, General Counsel, left Avago in February 2007. In connection with his departure, we exercised our right to repurchase the full amount of shares owned by Mr. Jackson at a per share price of $10.22, or the fair market value of the ordinary shares at the time, for an aggregate consideration of $1,022,000.

Amended and Restated Shareholder Agreement

Investors, to which we refer in this prospectus as the Equity Investors, invested approximately $1,300 million in our business as part of the SPG Acquisition. In connection with the closing of the SPG Acquisition, we entered into a shareholder agreement with the Equity Investors, other than members of management, who are party to separate agreements. In anticipation of this offering, the Equity Investors have agreed to amend and restate the shareholder agreement, which will become effective upon the closing of this offering. Set forth below is a description of the Second Amended and Restated Shareholder Agreement, which we refer to in this prospectus as the Shareholder Agreement.

Board Composition.    The Shareholder Agreement provides that our board of directors shall be comprised as follows:

•

three designees of KKR for so long as KKR and its affiliates either continue to own, directly or indirectly, at least 24% of our outstanding ordinary shares or have not transferred any shares to an unaffiliated third-party, provided that KKR has the right to designate two directors for so long as KKR and its affiliates continue to own, directly or indirectly, at least 15% of our outstanding ordinary shares and one director for so long as KKR and its affiliates continue to own, directly or indirectly, at least 5% of our outstanding ordinary shares;

•

three designees of Silver Lake for so long as Silver Lake and its affiliates either continue to own, directly or indirectly, at least 24% of our outstanding ordinary shares or have not transferred any shares to an unaffiliated third-party, provided that Silver Lake has the right to designate two directors for so long as Silver Lake and its affiliates continue to own, directly or indirectly, at least 15% of our outstanding ordinary shares and one director for so long as Silver Lake and its affiliates continue to own, directly or indirectly, at least 5% of our outstanding ordinary shares;

•

one designee of Seletar, an affiliate of Temasek Capital (Private) Limited, so long as it either continues to own, directly or indirectly, 2.5% of our outstanding shares and has not sold any of its shares, or continues to own, directly or indirectly, 5% of our outstanding shares;

•	our Chief Executive Officer; and

•	directors mutually agreeable to KKR and Silver Lake, to which we refer collectively in this prospectus as the Sponsors.

Each of KKR, Silver Lake and Seletar has the right to remove and replace its director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. If the number of directors that an Equity Investor is entitled to designate is reduced, any vacant seats on our board of directors will be filled by the board of directors acting in accordance with its nomination and governance procedures.

Sponsor Approval.    The Shareholder Agreement provides that the following actions by us or any of our subsidiaries require approval of the Sponsors for so long as the Sponsors own 50% or more of our outstanding ordinary shares:

•	changing the size or composition of our board of directors;

•	entering into a change of control transaction;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $300 million;

•	incurring indebtedness in excess of $300 million;

•	filing for voluntary liquidation, dissolution, receivership, bankruptcy or similar insolvency proceeding;

•	entering into certain transactions with the Sponsors or any of their affiliates;

•	making material changes in the nature of the our business or our subsidiaries’ business; and

•	amending, waiving or otherwise modifying certain shareholder agreements.

The Sponsors consented to the board of directors’ appointment of Mr. Macleod and Ms. Lien to the board in November 2007. Ms. Lien resigned in January 2008 for personal reasons and rejoined the board in June 2008.

Co-Investor Protections.    The Shareholder Agreement provides that, other than actions specifically set forth therein, we will not take any action in respect of any class of our shares that has a materially disproportionate effect on the specified Co-Investors, as compared to the Sponsors, in their capacity as shareholders of such class of shares, without first obtaining the prior written consent of the Co-Investors holding a majority of such class of shares then held by the Co-Investors.

Transfer Restrictions.    Neither KKR nor Silver Lake may transfer its shares prior to an initial public offering, or within 2 years after our initial public offering, without the approval of the other Sponsor, subject to certain permitted transfers. No Co-Investor may transfer its shares without the approval of the Sponsors, except (i) to permitted transferees, (ii) in a transfer in connection with a sale pursuant to the Registration Rights Agreement or (iii) if either Sponsor has reduced the number of shares it holds relative to the number of shares initially held by it, each Co-Investor may sell up to the number of shares as would cause such Co-Investor to reduce the number of shares it holds in the same proportion as that of such Sponsor. These transfer restrictions will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

Tag Along Right.    Prior to making any transfer of shares (other than certain customary permitted transfers, transfers in connection with sales pursuant to the Registration Rights Agreement, transfers pursuant to Rule 144 and certain distributions and charitable contributions), any prospective selling Sponsor must provide written notice to each Co-Investor setting forth the terms of such proposed transfer. Each Co-Investor may elect to sell up to its pro rata portion of the shares (based upon the ownership of such shares by the transferring Sponsor and all persons entitled to participate in such transfer) to be sold in such transfer. This tag along right will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

Drag Along Right.    If the Sponsors approve a change of control transaction, each Co-Investor will be required to vote in favor of and not oppose such transaction and, if structured as a sale of shares, sell its shares to a prospective buyer on the same terms that are applicable to the Sponsors. This drag along right will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

Advisory Agreement

In December 2005, in connection with the closing of the SPG Acquisition, we and our indirect subsidiary Avago Technologies International Sales Pte. Limited, a Singapore private limited company, entered into an Advisory Agreement with KKR and Silver Lake, pursuant to which we retained KKR and Silver Lake to provide general executive, management and other services as mutually agreed by us and KKR and Silver Lake, for which we pay each of them advisory fees of $625,000 per quarter, which is subject to a 5% increase each fiscal year during the agreement’s term (beginning in December 2005) and reimburses them for their out-of-pocket expenses. For the years ended October 31, 2006 and 2007 and the six months ended April 30, 2007 and May 4, 2008 we recorded $5 million, $5 million, $3 million and $3 million of expenses, respectively, in connection with the Advisory Agreement.

In connection with the closing of the SPG Acquisition, we paid each of KKR and Silver Lake an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the SPG Acquisition. In connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of KKR and Silver Lake a fee of 0.5% based on the aggregate value of such transaction. In connection with the closing of the sale of our Storage Business and the Printer ASICs Business, we paid each of KKR and Silver Lake $3.0 million and $3.0 million, respectively. For the sale of our Image Sensor operations, we paid less than $1 million to the Sponsors.

The Advisory Agreement has a 12-year term that is thereafter automatically extended on an annual basis subject to our right to terminate the agreement in connection with a change of control transaction or an initial public offering. We intend to terminate the Advisory Agreement upon the completion of this offering and to make the required termination payment of approximately $             million in accordance with the termination provisions of the agreement. See “Use of Proceeds” elsewhere in this prospectus.

Indemnification; Costs and Fees

We provide customary indemnification to the Equity Investors for liabilities arising from their ownership of our ordinary shares and from the SPG Acquisition. We will pay all reasonable fees and expenses incurred by the Equity Investors from and after the closing of the SPG Acquisition in connection with the Equity Investors’ enforcement of their rights under the Shareholder Agreement, Registration Rights Agreement and our articles of association.

We have entered into indemnity agreements with all our directors and executive officers and intend to continue doing so in the future. The indemnity agreement provides, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, subject to and to the fullest extent permitted under the Singapore Companies Act, as amended, and our articles of association.

Registration Rights Agreement

We are party to a Registration Rights Agreement that provides the Sponsors the right to demand that we file a registration statement and the Sponsors and the Co-Investors the right to request that their shares be covered by a registration statement that we are otherwise filing, subject to certain limitations. During the first two years after an initial public offering, upon the request of both Sponsors, we may be required to initiate an unlimited number of registrations under the Securities Act in order to register the resale of their ordinary shares with an anticipated aggregate offering price of at least $50 million in the case of a “long-form registration” and $20 million in the case of a “short-form registration.” After the second anniversary of an initial public offering, each Sponsor may require us to initiate three “long-form registrations,” provided that each has an aggregate offering price of at least $50 million, and an unlimited number of “short-form registrations,” provided that each has an aggregate offering price of at least $20 million, under the Securities Act in order to register the resale of their ordinary shares. The minimum offering amounts may be reduced with the approval of the Sponsors. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the Sponsors and Co-Investors are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing them to include their ordinary shares in such registration, subject to certain marketing and other limitations. We may, in certain circumstances, defer such registrations. In an initial public offering, we and the Sponsor may agree to limit the number of registrable securities that may be included by the Sponsors and Co-Investors. In addition, in an underwritten offering, including an underwritten initial public offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Any such limitations on the number of registrable securities that may be included by such holders must be on a pro rata basis.

Participants in our Executive Plan are party to a Management Shareholder Agreement that provides them “piggyback” registration rights alongside with the Sponsors and Co-Investors. For more information, see “Management—Employee Benefit and Stock Plans—Management Shareholders Agreement.”

Other Relationships

In connection with the SPG Acquisition, we entered into a management consulting agreement for post-acquisition support activities with KKR Capstone, a consulting company that works exclusively with KKR and its portfolio companies. Under this agreement, we paid $1 million to Capstone during the year ended October 31, 2006. An affiliate of Capstone has been granted an option to purchase 800,000 ordinary shares with an exercise price of $5 per share. One half of these options vests over four years, and the other half vests upon the achievement of certain company financial performance metrics. These options are subject to variable accounting and we recorded a charge of $1 million, $1 million, $1 million and $2 million for the six months ended May 4, 2008 and April 30, 2007 and the years ended October 31, 2007 and 2006, respectively, related to the issuance of these options.

Investment funds affiliated with Silver Lake are investors in Flextronics International Ltd. and Mr. James Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which during the six months ended May 4, 2008 accounted for $80 million of revenue from continuing operations. Trade accounts receivable due from Flextronics as of May 4, 2008 was $25 million. In the years ended October 31, 2007 and 2006, sales to Flextronics accounted for $144 million and $191 million of net revenue from continuing operations, respectively, and the trade accounts receivable due from Flextronics as of October 31, 2007 and 2006 was $23 million and $8 million, respectively. Flextronics continued to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter, which payment was completed in the first quarter of fiscal year 2008.

Mr. John Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the year ended October 31, 2007 and six months ended April 30, 2007 and May 4, 2008 accounted for $20 million, $10 million and $14 million of net revenue from continuing operations, respectively, and trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007 and May 4, 2008, was $7 million and $5 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the year ended October 31, 2007 and the six months ended April 30, 2007 and May 4, 2008, operating expenses include $35 million, $22 million and $17 million, respectively, for services provided by Hewlett-Packard Company.

Ms. Mercedes Johnson, our former Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. In December 2006, we completed the sale of our Image Sensor operations to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction.

Mr. James Diller, a director, is also a director of PMC-Sierra, Inc. In February 2006, prior to Mr. Diller becoming a director of Avago, we completed the sale of our Storage Business to PMC for net proceeds of $420 million.

All executive officers and certain key employees have executed a Management Shareholders Agreement with us and Bali Investments S.àr.l. Please see “Management—Equity Plans—Management Shareholders Agreement” elsewhere in this prospectus.

Procedures for Approval of Related Person Transactions

As provided by the written Audit Committee Charter, the Audit Committee must review all related party transactions required to be disclosed in our financial statements, and approve any such related party transaction, unless the transaction is approved by another independent committee of our board. In approving or rejecting the proposed agreement, our Audit Committee shall consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our written Code of Ethics and Business Conduct requires that directors, officers and employees make appropriate disclosure of potential conflicts of interest situations to the Audit Committee, in the case of directors and officers, and the supervisor who will then seek authorization from the compliance officer, in the case of employees.

PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our ordinary shares at August 3, 2008 as adjusted to reflect the sale of the ordinary shares in this offering for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of August 3, 2008 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 213,566,566 ordinary shares outstanding on August 3, 2008.

We have based our calculation of the percentage of beneficial ownership after the offering on ordinary shares outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

	Ordinary Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Prior to the Offering	Prior to the Offering	After the Offering
5% Shareholders:
Bali Investments S.àr.l(2) 59, rue de Rollingergrund L-2440 Luxembourg	172,676,402	80.9%
Funds affiliated with KKR(3) Suite 500, 603 - 7th Avenue S.W. Calgary, Canada	172,676,402	80.9%
Funds affiliated with Silver Lake(4) Walker House, PO Box 908GT Mary Street, George Town Grand Cayman, Cayman Islands	172,676,402	80.9%
Seletar Investments Pte. Ltd. 60B Orchard Road #60-18, Tower 2 The Atrium @ Orchard Singapore 238891	22,670,917	10.6%
Geyser Investment Pte Ltd c/o GIC 168 Robinson Road #37-01 Capital Tower Singapore 068912	15,113,944	7.1%

Directors and Named Executive Officers:
Hock E. Tan(5)	1,240,000	*
Douglas R. Bettinger(6)	18,726	*
Mercedes Johnson(7)	267,500	*
Bian-Ee Tan(8)	1,120,000	*
Bryan Ingram(9)	219,998	*
Dick M. Chang(10)	620,832	*
Adam H. Clammer(11)	20,000	*
James A. Davidson(12)	172,696,402	80.9%
James Diller, Sr.(13)	170,000	*
James H. Greene Jr.(14)	172,696,402	80.9%
Kenneth Y. Hao(15)	172,696,402	80.9%
John R. Joyce(16)	172,696,402	80.9%
David Kerko(17)	—	—
J. F. Lien	—	—
Donald Macleod	—	—
Bock Seng Tan(18)	20,000	*
All 18 directors and executive officers as a group(19)	176,592,252	82.7%

*	Represents beneficial ownership of less than 1%.

(1)	Shares shown in the table above includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Bali Investments S.àr.l. is a Luxembourg corporation, the shareholders of which include overseas investment funds affiliated with KKR (such funds, as more specifically defined below, the KKR Funds) and funds affiliated with Silver Lake (such funds, as more specifically defined below, the Silver Lake Funds). Messrs. Adam Clammer, James A. Davidson, Kenneth Y. Hao, John R. Joyce and William J. Janetschek and Dr. Wolfgang Zettel, in their capacities as directors of Bali, may be deemed to have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership.

(3)

Shares shown in the table above includes 172,676,402 shares beneficially owned by Bali Investments S.àr.l., over which the KKR Funds may be deemed, as a result of their ownership of 46.4% of Bali’s outstanding shares, to have shared voting or dispositive power. The KKR Funds disclaim this beneficial ownership except for the shares that are deemed to be held indirectly by the KKR Funds in which such funds have a pecuniary interest, which consist of their 46.4% ownership of Bali, or 80,083,035 ordinary shares.

Shares deemed held indirectly by the KKR Funds in which such funds have a pecuniary interest include (a) 17,782,701 shares held by KKR Millennium Fund (Overseas), Limited Partnership, or KKR Millennium Overseas Fund, the general partner of which is KKR Associates Millennium (Overseas), Limited Partnership, the general partner of which is KKR Millennium Limited, (b) 35,407,740 shares held by KKR European Fund, Limited Partnership, or KKR Europe, the general partner of which is KKR Associates Europe, Limited Partnership, the general partner of which is KKR Europe Limited, (c) 23,748,545 shares held by KKR European Fund II, Limited Partnership, or KKR Europe II, the general partner of which is KKR Associates Europe II, Limited Partnership, the general partner of which is KKR Europe II Limited, and (d) 3,144,049 shares held by KKR Partners (International), Limited Partnership, or KKR International, the general partner of which is KKR 1996 Overseas, Limited. We refer to KKR Millennium Overseas Fund, KKR Europe, KKR Europe II and KKR International collectively as the KKR Funds. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Joseph Y. Bae, Brian F. Carroll, John K. Saer, Jr., Scott C. Nuttall, Michael M. Calbert and William J. Janetschek as directors of one or more of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited, and KKR 1996 Overseas Limited, may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively, but disclaim such beneficial ownership. Mr Greene is a member of our board of directors. The above referenced shares are indirectly owned through the KKR Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited.

(4)	Shares shown in the table above includes 172,676,402 shares beneficially owned by Bali Investments S.àr.l., over which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. The Silver Lake Funds disclaim this beneficial ownership except for the shares that are deemed to be held indirectly by the Silver Lake Funds in which such funds have a pecuniary interest, which consist of their 45.6% ownership of Bali, or 78,733,338 ordinary shares.

Shares deemed held indirectly by the Silver Lake Funds in which such funds have a pecuniary interest include (a) 78,510,144 shares held by Silver Lake Partners II Cayman, L.P., or Silver Lake II, the general partner of which is Silver Lake Technology Associate II Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd., and (b) 223,194 shares held by Silver Lake Technology Investors II Cayman, L.P., or Silver Lake Technology II, the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd. We refer to Silver Lake II and Silver Lake Technology II collectively as the Silver Lake Funds. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, John R. Joyce, Michael J. Bingle, Egon Durban, Greg Mondre and Kenneth Y. Hao, as Directors of Silver Lake (Offshore) AIV GP II, Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by the Silver Lake Funds, but disclaim such beneficial ownership. Messrs. Davidson, Hao and Joyce are members of our board of directors. The above referenced shares are indirectly owned through the Silver Lake Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited.

(5)	Shares shown in the table above includes 940,000 shares that Mr. Tan has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(6)	Mr. Bettinger was appointed as our Senior Vice President and Chief Financial Officer effective August 2008. Shares shown in the table above includes 18,726 shares that Mr. Bettinger has the right to acquire within 60 days after August 3, 2008 upon the exercise of share purchase rights.

(7)	Effective August 1, 2008, Ms. Johnson resigned from the Company. Shares shown in the table above include 207,500 shares that, pursuant to her termination agreement, effective August 1, 2008, Ms. Johnson has a right to acquire within 60 days after August 3, 2008 upon the exercise of share options. Under the terms of her separation agreement, all ordinary shares and all vested and exercisable options held by Ms. Johnson are subject to the exercise of Avago’s call right.

(8)	Shares shown in the table above includes 720,000 shares that Mr. Tan has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(9)	Shares shown in the table above includes 194,998 shares that Mr. Ingram has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(10)	Shares shown in the table above includes 620,832 shares that Mr. Chang has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(11)	Mr. Clammer is a member of KKR & Co. L.L.C. which is the general partner of Kohlberg Kravis Roberts & Co. L.P., which is an affiliate of the KKR Funds. Mr. Clammer disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds. See notes (2) and (3) above. Shares shown in the table above includes 20,000 shares that Mr. Clammer has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(12)

Mr. Davidson is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Davidson include shares beneficially owned by Bali Investments S.àr.l., to which funds affiliated with Silver Lake may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Davidson disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above includes 20,000 shares that Mr. Davidson has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(13)	Shares shown in the table above includes 20,000 shares that Mr. Diller has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(14)	Mr. Greene is a director of each of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited and KKR 1996 Overseas Limited, and in such capacities may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively. Mr. Greene disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds. See notes (2) and (3) above. Shares shown in the table above includes 20,000 shares that Mr. Greene has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(15)	Mr. Hao is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Hao include shares beneficially owned by Bali Investments S.àr.l., to which funds affiliated with Silver Lake may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Hao disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above includes 20,000 shares that Mr. Hao has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(16)	Mr. Joyce is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Joyce include shares beneficially owned by Bali Investments S.àr.l., to which funds affiliated with Silver Lake may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Joyce disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above includes 20,000 shares that Mr. Joyce has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(17)	Mr. Kerko is an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Kerko disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds. See notes (2) and (3) above.

(18)	Shares shown in the table above includes 20,000 shares that Mr. Tan has the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

(19)	Shares shown in the table above includes 2,975,828 shares that directors and officers have the right to acquire within 60 days after August 3, 2008 upon the exercise of share options.

DESCRIPTION OF INDEBTEDNESS

We have a substantial amount of indebtedness. As of May 4, 2008, we had $710 million outstanding in aggregate long-term indebtedness and capital lease obligations, with an additional $375 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $16 million at May 4, 2008, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). Our liquidity requirements are significant, primarily due to debt service requirements.

Our senior credit facilities and other borrowings as of October 31, 2007 and May 4, 2008 consist of the following (in millions):

	October 31, 2007	May 4, 2008
Senior credit facilities:
Revolving credit facility ($359 million available)	$—	$—
Notes:
10 1/8% senior notes due 2013	$403	$403
Senior floating rate notes due 2013	250	50
11 7/8% senior subordinated notes due 2015	250	250
Other borrowing	—	2

	$903	$705

During the year ended October 31, 2007, we repurchased $77 million in principal amounts of our 10 1/8% senior notes, or senior fixed rate notes, and paid $7 million in early tender premium in a tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses. Additionally, we also repurchased $20 million in principal amounts of the senior fixed rate notes from the open market, resulting in a loss on extinguishment of debt of $2 million for the period.

During the quarter ended February 3, 2008, we redeemed $200 million in principal amounts of our senior floating rate notes, or senior floating rate notes. We redeemed the senior floating rate notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

In fiscal year 2006, we used $420 million of net proceeds from the sale of our Storage Business and $245 million of net proceeds from the sale of our Printer ASICs Business to permanently repay borrowings under our term loan facility.

Senior Credit Facilities

In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of May 4, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $16 million of letters of credits outstanding under the facility. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.

Interest Rate and Fees:    Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At October 31, 2007, the lender’s base rate was 7.50% and the one-month LIBOR rate was 4.71%. At May 4, 2008, the lender’s base rate was 5.00% and the one-month LIBOR rate was 2.70%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.

We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At October 31, 2007 and May 4, 2008, the commitment fee on the revolving credit facility was 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.

Maturity:    Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of October 31, 2007 and May 4, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $16 million of letters of credit each outstanding under the facility, which reduce the amount available on a dollar-for-dollar basis.

Certain Covenants and Events of Default:    The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, repurchase our share capital or make other restricted payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the 11 7/8 % senior subordinated notes, or senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our direct wholly owned subsidiary, Avago Technologies Holdings Pte. Ltd., as a passive holding company.

All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and that of each guarantor subsidiary, subject to certain exceptions.

In addition, the senior credit agreement requires us to maintain senior secured leverage ratios not exceeding levels set forth in the senior credit agreement. The senior credit agreement also contains certain customary affirmative covenants and events of default. We were in compliance with all our covenants under the senior credit agreement at May 4, 2008.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013, or senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to in this prospectus as our outstanding notes. We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.

Interest is payable on the senior fixed rate notes and the senior subordinated notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the senior floating rate notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the senior floating rate notes was 11.12% and 8.58% at October 31, 2007 and May 4, 2008, respectively.

We may redeem all or any part of the senior fixed rate notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date. We can redeem the senior floating rate notes on or after December 1, 2007 and the senior fixed rate notes on or after December 1, 2009 at fixed redemption prices set forth in the indenture governing the senior notes plus accrued but unpaid interest through the redemption date. The senior notes indenture also provides that until December 1, 2008, we may use the proceeds of qualifying asset sales or equity offerings, including this offering, to redeem up to 35% of the aggregate principal amount of our senior fixed rate notes at 110.125% of the principal amount plus accrued but unpaid interest through the redemption date, provided that at least $250 million of the senior fixed rate notes remain outstanding after the redemption. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date. See “Use of Proceeds” elsewhere in this prospectus.

We may redeem all or any part of the senior subordinated notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after December 1, 2010 at fixed redemption prices set forth in the indenture governing the senior subordinated notes plus accrued but unpaid interest through the redemption date. The senior subordinated notes indenture also provides that until December 1, 2008, we may use the proceeds of qualifying asset sales or equity offerings, including this offering, to redeem up to 35% of the aggregate principal amount of our senior subordinated notes at 111.875% of the principal amount plus accrued but unpaid interest through the redemption date, provided that at least $150 million of the senior subordinated notes remain outstanding after the redemption. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior subordinated notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

The senior notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit agreement), to the extent of the value of the assets securing such debt. The senior subordinated notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit agreement and the senior notes.

Certain of our subsidiaries have guaranteed the obligations under the senior credit agreement, have guaranteed the obligations under the senior notes on a senior unsecured basis, and have guaranteed the obligations under the senior subordinated notes on a senior subordinated unsecured basis.

The indentures governing our outstanding notes limit our and our subsidiaries’ ability to:

•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our share capital or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

Subject to certain exceptions, the indentures governing our outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness. We were in compliance with all our covenants under the indentures at May 4, 2008.

DESCRIPTION OF SHARE CAPITAL

General

As of May 4, 2008, there were outstanding:

•	213,564,783 ordinary shares held by approximately 122 shareholders; and

•	21,058,011 ordinary shares issuable upon exercise of outstanding stock options;

The following description of our share capital and provisions of our memorandum and articles of association are summaries and are qualified by reference to the memorandum and articles of association that will be in effect on or before the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the ordinary shares reflect changes to our capital structure that will occur upon the closing of this offering.

Ordinary Shares

As of the date of this prospectus, our issued share capital consists of                      ordinary shares. We currently have only one class of issued shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our articles of association to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our articles of association. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 15 months from the last annual general meeting); or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly noticed and convened meeting.

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2009 Annual General Meeting. Subject to this and the provisions of the Singapore Companies Act and our articles of association, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our articles of association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine. Under Singapore law, our preference shareholders will have the right to attend any general meeting and in a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company;

•	upon any resolution which varies the rights attached to such preference shares; or

•	when the dividends to be paid on our preference shares are more than twelve months in arrears, for the period they remain unpaid.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the statement with the Singapore Registrar of Companies.

Further, the shares must be fully paid-up before they are redeemed.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our articles of association, our ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form approved by the directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Election and Re-election of Directors

Under our articles of association, at each annual general meeting, our directors are required to retire from office. Retiring directors are eligible for re-election.

Under our articles of association, no person other than a director retiring at a general meeting is eligible for appointment as a director at any general meeting, without the recommendation of the Board for election, unless (a) in the case of a member or members who in aggregate hold(s) more than fifty percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than ten days, or (b) in the case of a member or members who in aggregate hold(s) more than five percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than 120 days, before the date of the notice provided to members in connection with the general meeting, a written notice signed by such member or members (other than the person to be proposed for appointment) who (i) are qualified to attend and vote at the meeting for which such notice is given, and (ii) have held shares representing the prescribed threshold in (a) or (b) above, for a continuous period of at least one year prior to the date on which such notice is given, is lodged with us. Such a notice must also include the consent of the person nominated.

Shareholders’ Meetings

We are required to hold an annual general meeting each year and not more than 15 months after the holding of the last preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders.

Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our articles of association.

Voting Rights

Voting at any meeting of shareholders is by poll. On a poll every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder.

Dividends

The directors may declare a dividend. No dividend may be paid except out of our profits. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future. See “Dividend Policy” elsewhere in this prospectus.

Bonus and Rights Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings.

Takeovers

The Singapore Code on Take-overs and Mergers regulates, among other things, the acquisition of ordinary shares of Singapore-incorporated public companies. Any person acquiring an interest, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•

a company and its related companies, the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company and its pension funds and employee share schemes;

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis;

•

a financial or other professional adviser and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•

directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•

an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

We may submit an application to the Securities Industry Council of Singapore for a waiver from the Singapore Code on Take-overs and Mergers so that the Singapore Code on Take-overs and Mergers will not apply to our company for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if we submit the application and when the result of the application is known.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Ordinary Shares

Except as discussed above under “—Takeovers,” there are no limitations imposed by the laws of Singapore or by our articles of association on the right of non-resident shareholders to hold or vote ordinary shares.

Shareholder Agreement

Pursuant to our Shareholder Agreement, we will not take certain actions specified in the Shareholder Agreement without the consent of our Sponsors. In addition, KKR, Silver Lake and Seletar will have the right to designate members of our board of directors so long as they continue to own certain percentages of our outstanding ordinary shares. Please see “Certain Relationships and Related Party Transactions—Shareholder Agreement” elsewhere in this prospectus.

Limitations of Liability and Indemnification Matters

Our articles of association provide that, subject to the provisions of the Singapore Companies Act, every director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same happen through his or her own negligence, default, breach of duty or breach of trust.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable

The Nasdaq Global Select Market Listing

We have applied to have our ordinary shares approved for listing on the Nasdaq Global Select Market under the symbol “AVGO.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is             .

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Singapore. The following discussion summarizes certain material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Singapore Companies Act contains the default articles that apply to a Singapore-incorporated company to the extent they are not excluded or modified by a company’s articles of association. They provide examples of the common provisions adopted by companies in their memorandum and articles of association. However, as is the usual practice for companies incorporated in Singapore, we have specifically excluded the application of these provisions in our articles of association, which we refer to below as our articles.

Delaware	Singapore—Avago Technologies Limited
Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Typically under Singapore law, the memorandum and articles of association of companies will state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in our articles and the Singapore Companies Act, respectively. Our articles provide that the maximum number of directors will be .

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of	Pursuant to the Singapore Companies Act, any provision (whether in the articles of association, contract or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust will be void. Nevertheless, a director can be released by the shareholders of a company for breaches of duty to a company except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

Delaware	Singapore—Avago Technologies Limited
directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.	Our articles provide that subject to the provisions of the Singapore Companies Act, every director, managing director, secretary and other officer of the Company and its subsidiaries and affiliates, will be indemnified against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in which relief is granted to such person by the court unless the same should happen through their own negligence, default, breach of duty or breach of trust.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Delaware	Singapore—Avago Technologies Limited
Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The articles of a Singapore company typically provide that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the articles. Any newly elected director usually holds office until the next following annual general meeting, where such director will then be eligible for re-election. Our articles provide that the directors may appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed will only hold office until the next annual general meeting, and will then be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General

Alteration to memorandum and articles of association

Our memorandum and articles may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote,

Delaware	Singapore—Avago Technologies Limited
Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	present in person or by proxy at a meeting for which not less than 21 days written notice is given). The board of directors has no right to amend the memorandum or articles.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting must be held within 18 months of the company’s incorporation and subsequently, not more than 15 months may elapse between annual general meetings.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total number of issued shares (excluding treasury shares) may call a general meeting. In addition, the articles usually also provide that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the articles, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the paid-up capital of the company carrying voting rights.

Our articles provide that the directors may, whenever they think fit, convene an extraordinary general meeting.

Quorum Requirements Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares	Quorum Requirements Our articles provide that shareholders holding a majority of the number of our issued and paid-up shares, present in person

Delaware	Singapore—Avago Technologies Limited
which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week. When reconvened, the quorum for the meeting will be shareholders holding between them not less than a majority of the number of our issued and paid-up shares, present in person or by proxy at such meeting.

Indemnification of Officers, Directors and Employees.

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•        acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•        in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or

The Singapore Companies Act specifically provides that a company is allowed to:

•        purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to the company; or

•        indemnify such officer or auditor against any liability incurred by such officer or auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such officer’s favor or in which such officer is acquitted; or

•        indemnify such officer or auditor against any liability incurred by such officer or auditor in connection with any application under specified portions of the Singapore Companies Act in which relief is granted to such officer or auditor by a court.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

Delaware	Singapore—Avago Technologies Limited

suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Our articles provide that subject to the provisions of the Singapore Companies Act, every director, managing director, secretary and other officer for the time being of our company and our subsidiaries and affiliates, will be indemnified by the company against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relates to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in which relief is granted to such person by the court unless the same shall happen through their own negligence, default, breach of duty or breach of trust.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “— Interested Stockholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•        notwithstanding anything in the company’s memorandum or articles, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•        subject to the memorandum of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•        notwithstanding anything in the company’s memorandum or articles, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Delaware	Singapore—Avago Technologies Limited
Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions in respect of public companies which are not listed in Singapore.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Derivative actions

The Singapore Companies Act has a provision, which is limited in its scope to companies that are not listed on the securities exchange in Singapore, which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of the company.

Applications are generally made by shareholders of the company or individual directors, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action qua shareholders, does not exist in Singapore.

Delaware	Singapore—Avago Technologies Limited
Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to the shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our articles provide that no dividend can be paid otherwise than out of the profits.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its articles and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•        redeem redeemable preference shares out of profits or out of a fresh issue of shares (the redemption of these shares will not reduce the capital of the company). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

•        whether listed on a securities exchange or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•        if it is not listed on a securities exchange, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

Delaware	Singapore—Avago Technologies Limited

•        whether listed on a securities exchange or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company in a relevant period may not exceed 10% of the total number of ordinary shares in that class as of the date of the last annual general meeting of the company or as of the date of the resolution to acquire the shares, whichever is higher. Where, however, a company has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares in any class shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of the company’s distributable profits or capital, provided that the company is solvent.

Financial assistance for the acquisition of shares

A company may not give financial assistance to any person whether directly or indirectly for the purpose of:

•        the acquisition or proposed acquisition of shares in the company or units of such shares; or

•        the acquisition or proposed acquisition of shares in its holding company or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its

Delaware	Singapore—Avago Technologies Limited

holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

Our articles provide that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon practicable after the relevant facts have come to such director’s knowledge, declare the nature of such director’s interest at a board of directors’ meeting.

In addition, a director who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s duties as director is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors.

The Singapore Companies Act extends the scope of this statutory duty of a director to disclose any interests by pronouncing that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

Delaware	Singapore—Avago Technologies Limited

There is however no requirement for disclosure where the interest of the director consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company and that the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to the company, no disclosure need be made where the director has only guaranteed the repayment of such loan, unless the articles of association provide otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director is also a director of that corporation, unless the articles of association provide otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company from making a loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan. Companies are also prohibited from making loans to its directors’ spouse or children (whether adopted or naturally or step-children), or giving a guarantee or security in connection with such a loan.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of ordinary shares outstanding as of                     , 2008, upon completion of this offering,              ordinary shares will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All of the ordinary shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining              ordinary shares outstanding after this offering, based on shares outstanding as of                     , 2008, will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market subject to compliance with applicable securities laws or upon expiration of these lock-up agreements or other contractual restrictions.

Following the expiration of these lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of ordinary shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding ( shares immediately after this offering or shares if the underwriters’ option to purchase additional shares is exercised in full); or

•

the average weekly trading volume of our ordinary shares on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other security holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain extensions, we or they will not directly or indirectly, offer for sale, sell, contract to sell, transfer the economic risk of ownership in, grant any option for the sale of (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of any ordinary shares or options to acquire ordinary shares or any security or instrument related to such ordinary shares or options, whether now owned or hereafter acquired, or publicly announce the holder’s intention to do any of the foregoing, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Deutsche Bank Securities Inc. and Lehman Brothers Inc. on behalf of the underwriters.

In addition, shares acquired upon exercise of options and share purchase rights granted pursuant to our Senior Management Plan are subject to a restriction on transfer, subject to certain exceptions, until the later of the fifth anniversary of the date of grant or date of this prospectus.

Registration Rights

We are party to a Registration Rights Agreement that provides the Sponsors the right to demand that we file a registration statement and the Sponsors and the Co-Investors the right to request that their shares be covered by a registration statement that we are otherwise filing, subject to certain limitations. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” elsewhere in this prospectus. In addition, each participant in our Executive Plan, including each executive officer, must enter into a Management Shareholders Agreement with us and our controlling shareholder, Bali Investments S.àr.l., in connection with the executive’s purchase of shares pursuant to the Executive Plan. The Management Shareholders Agreement grants “piggyback” registration rights allowing the executive to sell along side Bali Investments S.àr.l. or its successor in a public offering.

After this offering, the holders of approximately              ordinary shares, or     % based on shares outstanding as of                     , 2008 assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants, will be entitled to rights with respect to registration of such shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register our ordinary shares subject to options outstanding or reserved for issuance under our Amended and Restated Equity Incentive Plan for Executive Employees for Avago Technologies Limited and Subsidiaries, Amended and Restated Equity Incentive Plan for Senior Management Employees for Avago Technologies Limited and Subsidiaries, and 2008 Equity Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management—Employee Benefit and Stock Plans.”

Shareholder Agreement

The Shareholder Agreement among us and certain of our investors also provides for certain transfer restrictions which survive after the initial public offering. See “Certain Relationships and Related Party Transactions—Shareholder Agreement” elsewhere in this prospectus.

TAX CONSIDERATIONS

The following discussion of the material U.S. federal income tax and Singapore tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of WongPartnership LLP, our Singapore counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption“—U.S. Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ordinary shares.

U.S. Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ordinary shares. This discussion applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding our ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor.

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the U.S. dollar amount of the gross amount of any distribution we make to you with respect to our ordinary shares will generally be includible in your gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of your tax basis in the ordinary shares you hold, and then, to the extent such excess exceeds your tax basis in the ordinary shares, as capital gain. If we do not calculate our earnings and profits under U.S. federal income tax principles, you should expect that any distribution we make to you will be treated as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as the ordinary shares are expected to be. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the ordinary shares.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay to you will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Dispositions of the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2008 taxable year. However, the application of the PFIC rules is subject to ambiguity in several respects. In addition, our actual PFIC status for the current taxable year or any future taxable year will not be determinable until after the close of each such year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations set forth in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares, our PFIC status will depend in large part on the market price of the ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in this and any future offering. If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC during such holding period, you could avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any period in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for our ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions we make, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the Ordinary Shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, we expect that, provided the ordinary shares are regularly traded and you are a holder of the ordinary shares, the mark-to-market election would be available to you if we are or we become a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above or any other elections that may be available to you.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares will generally be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Singapore Tax Considerations

The following discussion is a summary of Singapore tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all Avago shareholders, some of which (such as dealers in securities) may be subject to different rules. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances.

Income Taxation Under Singapore Law

Distributions with Respect to Ordinary Shares.    Singapore does not impose withholding tax on dividends. Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares.    Under current Singapore tax laws, there is no tax on capital gains. As such, any profits from the disposal of our ordinary shares would not ordinarily be taxable in Singapore. However, if the gains from the disposal of ordinary shares are construed to be of an income nature (which could be the case if, for instance, the gains arise from the carrying on of a trade or business in Singapore), the disposal profits would be taxable as income rather than capital gains.

Stamp Duty

There is no stamp duty payable in respect of the issuance or holding of our ordinary shares. Stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis. Where shares evidenced in certificated form are transferred and an instrument of transfer is executed between the parties, stamp duty is payable on an instrument of transfer of the shares at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.

Estate Duty

Under the 2008 Singapore Budget announcement, Singapore estate duty was abolished with effect from February 15, 2008 in relation to the estate of any person whose death has occurred on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives and the Joint Book-Running Managers for this offering, Deutsche Bank Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., have severally agreed to purchase from us the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
KKR Capital Markets LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the underwriters’ option to purchase additional shares described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase in whole or in part up to                      additional ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to the extent the underwriters sell more than                      ordinary shares in this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

	Fee per share	Total Fees
		Without Exercise of Underwriters’ Option	With Full Exercise of Underwriters’ Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed that, without the prior written consent of each of Deutsche Bank Securities Inc. and Lehman Brothers Inc., they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. The consent of Deutsche Bank Securities Inc. and Lehman Brothers Inc. may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. Subject to the occurrence of certain events as more fully described herein under the heading “Shares Eligible for Future Sale—Lock-up Agreements,” the lock-up period under these agreements may be extended beyond 180 days.

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them. KKR Capital Markets LLC will not confirm sales to any accounts over which it exercises discretionary authority without prior written approval of the customer.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Relationships/FINRA Rules

Under Rule 2720 of the NASD Conduct Rules of the Financial Industry Regulatory Authority (FINRA, the successor to the National Association of Securities Dealers, Inc., or NASD), when a member of FINRA participates in the distribution of an affiliated company’s equity securities for which a bona fide independent market does not exist, the price at which equity securities are distributed to the public can be no higher than that recommended by a “qualified independent underwriter” within the meaning of Rule 2720. KKR Capital Markets LLC, an affiliate of ours and a member of FINRA, will participate in the underwriting of shares of our ordinary shares offered pursuant to this prospectus. KKR, which is one of our principal shareholders and has appointed three members of our board of directors, has a 98% economic interest in KKR Capital Markets Holdings L.P. which owns 100% of the equity interests of KKR Capital Markets LLC. Because of our relationship with KKR Capital Markets LLC, the offering of the securities will be conducted in accordance with NASD Conduct Rule 2720.              has agreed to act as a “qualified independent underwriter” within the meaning of Rule 2720 with respect to this offering. Accordingly, the price per share of our ordinary shares set forth on the cover page of this prospectus is not higher than that recommended by              in its capacity as a “qualified independent underwriter.”

KKR Capital Markets LLC was registered as a broker-dealer in September 2007. Since September 2007, KKR Capital Markets LLC has acted as an underwriter in two public equity offerings.

Pursuant to the terms of the Shareholder Agreement, KKR has designated Adam H. Clammer, James H. Greene, Jr. and David Kerko as members of our board of directors.

Pursuant to the terms of the Advisory Agreement, upon the closing of this offering KKR and Silver Lake are each entitled to a fee equal to 0.5% of the aggregate value of this offering. KKR is an affiliate of KKR Capital Markets LLC.

Lehman Brothers Inc. is a joint lead arranger and joint lead bookrunner under our senior credit agreement. Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is a syndication agent and lender under our senior credit agreement.

Citigroup Global Markets Inc. is a joint lead arranger and joint lead bookrunner under our senior credit agreement. Citicorp International Limited (Hong Kong), an affiliate of Citigroup Global Markets Inc., is the Asian administrative agent under our senior credit agreement. Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent for our Tranche B-1 term loan and the collateral agent under our senior credit agreement. Citibank N.A., Singapore Branch and Citibank N.A., Berhad, both affiliates of Citigroup Global Markets Inc., are lenders under our senior credit agreement.

Credit Suisse, an affiliate of Credit Suisse Securities (USA) LLC is the documentation agent and a lender under our senior credit agreement.

Lehman Brothers Inc., Citigroup Global Markets Singapore Pte. Ltd., an affiliate of Citigroup Global Markets Inc., and Credit Suisse First Boston (Singapore) Limited, an affiliate of Credit Suisse Securities (USA) LLC, acted as the initial purchasers of our 10 1/8% senior notes due 2013, senior floating rate notes due 2013 and 11 7/8% senior subordinated notes due 2015 and, in connection with those purchases received compensation in the form of a discount on the purchase price, below the face value of the notes.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the ordinary shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the ordinary shares for resale in Australia within 12 months of those ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of

Hong Kong) other than with respect to the ordinary shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the ordinary shares. The ordinary shares are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the ordinary shares in this offer may not transfer or resell those shares except to other QIIs.

Korea

The ordinary shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ordinary shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ordinary shares may not be resold to Korean residents unless the purchaser of the ordinary shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ordinary shares.

Singapore

This prospectus has not been and will not be lodged with or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor, as defined under Section 4A(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), under

Section 274 of the SFA, (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor, the sole purpose of which is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA or to a person, acquiring as principal pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights or interests in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of our ordinary shares offered by this prospectus will be passed upon for us by WongPartnership LLP, Singapore with respect to Singapore law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California, and Allen & Gledhill LLP, Singapore with respect to Singapore Law. Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR and Silver Lake, in less than 1% of our ordinary shares. Certain partners of Latham & Watkins LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR, in less than 1% of our ordinary shares.

EXPERTS

The consolidated financial statements of Avago Technologies Limited as of October 31, 2007 (Successor) and 2006 (Successor) and for the years then ended (Successor) and the combined financial statements of the Semiconductor Products Business, a business segment of Agilent Technologies, Inc. as of October 31, 2005 (Predecessor), for the one month period ended November 30, 2005 (Predecessor) and for the year ended October 31, 2005 (Predecessor), included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the ordinary shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Avago Technologies Finance Pte. Ltd., or Avago Finance, our wholly owned subsidiary, has been filing periodic reports and complying with other information requirements of the Exchange Act. You may read or request any reports filed by Avago Finance at the public reference room and website of the SEC referred to above. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.avagotech.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

AVAGO TECHNOLOGIES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avago Technologies Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Avago Technologies Limited, and its subsidiaries at October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on page F-65 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal year 2007. As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for retirement plans and post retirement benefits.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of invested equity and cash flows present fairly, in all material respects, the financial position of the Semiconductor Products Business (SPG or the Business), a business segment of Agilent Technologies, Inc., at October 31, 2005, and the results of its operations and its cash flows for the period November 1, 2005 to November 30, 2005 and for the year ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4, the Business and its parent, Agilent Technologies, Inc., engage in extensive intercompany transactions, and the Business relies on its parent for substantially all of its operational and administrative support for which it is allocated costs on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had the Business been an entity operated independently of the parent.

As discussed in Note 3, on December 1, 2005 Agilent Technologies, Inc. sold substantially all of the assets and transferred certain liabilities of the Business to Avago Technologies Limited (formerly known as Argos Acquisition Pte. Ltd.) pursuant to an Asset Purchase Agreement dated August 14, 2005.

As discussed in Note 21, the Business changed its method of accounting for share-based payments as of November 1, 2005.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 5, 2006, except for the effects of discontinued operations discussed in Note 17,

as to which the date is December 12, 2007

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts)

	October 31,		May 4, 2008
	2006	2007
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$272	$309	$83
Trade accounts receivable, net	187	218	213
Inventory	169	140	166
Assets of discontinued operation	—	25	—
Other current assets	34	25	32

Total current assets	662	717	494
Property, plant and equipment, net	417	292	289
Goodwill	116	122	156
Intangible assets, net	973	777	752
Other long-term assets	49	43	50

Total assets	$2,217	$1,951	$1,741

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$165	$194	$154
Employee compensation and benefits	68	56	54
Accrued interest	38	34	31
Capital lease obligations—current	3	2	2
Other current liabilities	66	35	21

Total current liabilities	340	321	262

Long-term liabilities:
Long-term debt	1,000	903	705
Capital lease obligations—non-current	4	4	5
Other long-term liabilities	31	30	60

Total liabilities	1,375	1,258	1,032

Commitments and contingencies (Note 20)

Shareholders’ equity:
Redeemable convertible preference shares, no par value; none issued and outstanding on October 31, 2006 and 2007 and May 4, 2008	—	—	—
Ordinary shares, no par value; 214,269,783 and 213,959,783 and 213,564,783 (unaudited) shares issued and outstanding on October 31, 2006 and 2007 and May 4, 2008	1,069	1,075	1,079
Accumulated deficit	(227)	(386)	(374)
Accumulated other comprehensive income	—	4	4

Total shareholders’ equity	842	693	709

Total liabilities and shareholders’ equity	$2,217	$1,951	$1,741

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Net revenue	$1,410	$114	$1,399	$1,527	$755	$813
Costs and expenses:
Cost of products sold:
Cost of products sold	935	87	926	936	464	467
Amortization of intangible assets	—	—	55	60	30	28
Asset impairment charges	2	—	—	140	—	—
Restructuring charges	2	—	2	29	15	2

Total cost of products sold	939	87	983	1,165	509	497
Research and development	203	22	187	205	101	128
Selling, general and administrative	245	27	243	193	104	98
Amortization of intangible assets	—	—	56	28	14	14
Asset impairment charges	1	—	—	18	—	—
Restructuring charges	15	1	3	22	11	3
Litigation settlement	—	—	21	—	—	—
Acquired in-process research and development	—	—	—	1	—	—

Total costs and expenses	1,403	137	1,493	1,632	739	740

Income (loss) from operations	7	(23)	(94)	(105)	16	73
Interest expense	—	—	(143)	(109)	(57)	(45)
Loss on extinguishment of debt	—	—	—	(12)	(10)	(10)
Other income, net	7	—	12	14	6	2

Income (loss) from continuing operations before income taxes	14	(23)	(225)	(212)	(45)	20
Provision for income taxes	5	2	3	8	3	7

Income (loss) from continuing operations	9	(25)	(228)	(220)	(48)	13
Income from and gain on discontinued operations, net of income taxes	22	1	1	61	58	8

Net income (loss)	$31	$(24)	$(227)	$(159)	$10	$21

Net income (loss) per share:
Basic:
Income (loss) from continuing operations			$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes			—	0.29	0.27	0.04

Net income (loss)			$(1.07)	$(0.74)	$0.05	$0.10

Diluted:
Income (loss) from continuing operations			$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes			—	0.29	0.27	0.04

Net income (loss)			$(1.07)	$(0.74)	$0.05	$0.10

Weighted average shares:
Basic			213	214	214	214

Diluted			213	214	214	219

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Cash flows from operating activities:
Net income (loss)	$31	$(24)	$(227)	$(159)	$10	$21
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	63	6	210	176	89	77
Amortization of debt issuance costs	—	—	22	4	2	2
Asset impairment charges	3	—	—	158	—	—
Gain on discontinued operations	—	—	—	(61)	(58)	(9)
Loss on extinguishment of debt	—	—	—	12	10	5
Loss on sale of property, plant and equipment	(13)	—	5	2	2	—
Non-cash portion of restructuring charges	6	—	—	4	—	—
Acquired in-process research and development	—	—	2	1	—	—
Goodwill adjustment charge	1	—	—	—		—
Share-based compensation	8	4	3	12	13	9
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	37	1	136	(31)	(19)	9
Inventory	39	(3)	28	28	26	(25)
Accounts payable	(11)	(6)	32	29	(39)	(41)
Employee compensation and benefits	—	—	53	(12)	(21)	(2)
Other current assets and current liabilities	42	(19)	84	(26)	(56)	(28)
Other long-term assets and long-term liabilities	5	2	22	9	9	16

Net cash (used in) provided by operating activities	211	(39)	370	146	(32)	34

Cash flows from investing activities:
Purchase of property, plant and equipment	(59)	(6)	(59)	(37)	(19)	(28)
Acquisitions and investment, net of cash acquired	(9)	—	(2,707)	(27)	—	(46)
Purchase of intangible assets	—	—	—	—	—	(6)
Proceeds from sale of property, plant and equipment	14	—	1	—	—
Proceeds from sale of discontinued operations	3	—	665	69	65	25

Net cash (used in) provided by investing activities	(51)	(6)	(2,100)	5	46	(55)

Cash flows from financing activities:
Proceeds from borrowings, net of financing costs	—	—	1,666	—	—	—
Debt repayments	—	—	(725)	(107)	(85)	(200)
Issuance of ordinary shares, net of issuance costs	—	—	1,062	—	—	—
Repurchase of ordinary shares			—	(2)	—	(4)
Tax benefits of share-based compensation	—	—	—	1	—	—
Cash settlement of equity awards	—	—	—	(5)	—	(1)
Issuance of redeemable convertible preference shares, net of issuance cost	—	—	250	—	—	—
Redemption of redeemable convertible preference shares, net	—	—	(249)	—	—	—
Dividend paid on redeemable convertible preference shares	—	—	(1)	—	—	—
Payment on capital lease obligation	—	—	(1)	(1)	(1)	—
Net invested equity—Predecessor	(160)	45	—	—	—	—

Net cash (used in) provided by financing activities	(160)	45	2,002	(114)	(86)	(205)

Net increase (decrease) in cash and cash equivalents	—	—	272	37	(72)	(226)
Cash and cash equivalents at the beginning of period	—	—	—	272	272	309

Cash and cash equivalents at end of period	$—	$—	$272	$309	$200	$83

Supplemental schedule of non-cash investing and financing activities:
Cash paid for interest	$—	$—	$83	$109

Cash paid for income taxes	$—	$—	$1	$23

Acquisition of property, plant and equipment under capital leases	$—	$—	$8	$—

Issuance of share options in connection with the Acquisition	$—	$—	$4	$—

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in millions, except share amounts)

	Redeemable Convertible Cumulative Preference Shares		Ordinary Shares		Accumu- lated Deficit	Accumu- lated Other Compre- hensive Income	Total Share- holders’ Equity	Compre- hensive Income (Loss)

	Shares	Amount	Shares	Amount
Balance as of November 1, 2005	—	$—	—	$—	$—	$—	$—	$—
Issuance of ordinary shares	—	—	2	—	—	—	—
Issuance of redeemable convertible cumulative preference shares	250,000	250	—	—	—	—	250
Issuance of ordinary shares, net of issuance costs	—	—	210,229,361	1,043	—	—	1,043
Redemption of redeemable convertible cumulative preference shares and issuance of ordinary shares	(248,848)	(249)	1,500	—	—	—	(249)
Dividend on redeemable convertible cumulative preference shares	—	—	—	(1)	—	—	(1)
Conversion of redeemable convertible cumulative preference shares to ordinary shares	(1,152)	(1)	230,400	1	—	—	—
Issuance of options in connection with the Acquisition	—	—	—	4	—	—	4
Issuance of ordinary shares to employees	—	—	3,810,854	19	—	—	19
Repurchase of ordinary shares	—	—	(29,000)	—	—	—	—
Exercise of options	—	—	26,666	—	—	—	—
Share-based compensation	—	—	—	3	—	—	3
Net loss	—	—	—	—	(227)	—	(227)	(227)

Balance as of October 31, 2006	—	—	214,269,783	1,069	(227)	—	842	$(227)

Repurchase of ordinary shares	—	—	(310,000)	(2)	—	—	(2)
Cash settlement of equity awards	—	—	—	(5)	—	—	(5)
Share-based compensation	—	—	—	12	—	—	12
Tax benefits of share-based compensation	—	—	—	1	—	—	1
Accumulated other comprehensive income on pension liability, net of taxes	—	—	—	—	—	4	4
Net loss	—	—	—	—	(159)	—	(159)	(159)

Balance as of October 31, 2007	—	—	213,959,783	1,075	(386)	4	693	(159)
Cumulative effect of adopting FIN 48 (unaudited)					(9)		(9)
Repurchase of ordinary shares (unaudited)	—	—	(395,000)	(4)	—	—	(4)
Cash settlement of equity awards (unaudited)	—	—	—	(1)	—	—	(1)
Share-based compensation (unaudited)	—	—	—	9	—	—	9
Net income (unaudited)	—	—	—	—	21	—	21	21

Balance as of May 4, 2008 (unaudited)	—	$—	213,564,783	$1,079	$(374)	$4	$709	$21

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF INVESTED EQUITY—PREDECESSOR

(in millions)

	Agilent’s Net Investment	Accumulated Other Comprehensive Income/(Loss)	Total
Invested equity as of October 31, 2004	$631	$19	$650
Components of comprehensive income:
Net income	31	—	31
Foreign currency translation, net of taxes	—	(9)	(9)
Unrealized gain on derivatives, net of taxes	—	1	1

Total comprehensive income			23
Stock-based compensation, net of taxes	8	—	8
Net book value of assets transferred by Agilent	8	—	8
Net return of investment of Agilent	(160)	—	(160)

Invested equity as of October 31, 2005	518	11	529
Components of comprehensive income:
Net income	(24)	—	(24)
Foreign currency translation, net of taxes	—	(2)	(2)

Total comprehensive income			(26)
Stock-based compensation, net of taxes	4	—	4
Net return of investments of Agilent	45	—	45

Invested equity as of November 30, 2005	$543	$9	$552

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

1.	Overview and Basis of Presentation

Overview

Avago Technologies Limited, or the Company, Avago, we or Successor, was organized under the laws of the Republic of Singapore in August 2005. We are the successor to the Semiconductor Products Group, or SPG or Predecessor, of Agilent Technologies, Inc., or Agilent. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion, or the SPG Acquisition. See Note 3. “Acquisitions.”

We are a designer, developer and global supplier of analog semiconductor devices with a focus on III-V based products. We offer products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

Basis of Presentation

The Company

The accompanying financial statements are presented as Predecessor and Company, which relate to the period preceding the SPG Acquisition and the period after the SPG Acquisition, respectively.

We did not have any significant operating activity prior to December 1, 2005. The fiscal year ended on October 31, 2005 and the one month period ended November 30, 2005 represent solely the activities of the Predecessor. As such, the Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement, or the MSA. Over the course of the fiscal year ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing service providers. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the acquisition date rather than their historical cost. See Note 3. “Acquisitions.”

The Subsidiary Guarantors

We and our material subsidiaries are issuers or guarantors of our outstanding notes and our senior credit agreement. See Note 9. “Senior Credit Facilities and Borrowings.” Financial statements of our material subsidiaries have not been separately presented as they have no independent assets, liabilities or operations and the guarantees are full and unconditional and joint and several. Financial statements of the subsidiaries excluded from the guarantee have not been separately presented because they are minor. Each of the subsidiary co-issuers and subsidiary guarantors of our outstanding notes is a 100% owned direct or indirect subsidiary of Avago. There are no significant contractual restrictions on the ability of Avago or any subsidiary co-issuer or guarantor to obtain funds from its subsidiaries by dividend or loan, and the only other significant limitations on any such transfers are those customarily imposed by statutory capital, fraudulent conveyance, fraudulent transfer and similar insolvency laws, which we do not believe are material to our ability to service our debt obligations.

Fiscal Periods

Agilent operated with a fiscal year ending on each October 31, and we retained that annual fiscal period. Accordingly our fiscal quarters ended on January 31, April 30, July 31 and October 31 in fiscal years 2006 and 2007.

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008 and the fourth quarter will end on November 2, 2008.

Principles of Consolidation—Successor

Our consolidated financial statements include the accounts of Avago and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Principles of Combination—Predecessor

Predecessor’s financial statements include the global historical assets, liabilities and operations for which Predecessor management was responsible. All intra-company transactions within Predecessor have been eliminated in preparing and reporting the combined results. Certain assets and liabilities of Predecessor, which were included in Predecessor’s financial statements, may, or may not, be indicative of Predecessor on a stand-alone basis.

For presentation purposes, the Predecessor’s combined financial statements are referred to as consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Unaudited Financial Information

The accompanying consolidated balance sheet as of May 4, 2008, the consolidated statements of operations and cash flows for the six months ended April 30, 2007 and May 4, 2008 and the consolidated statements of shareholders’ equity and comprehensive income (loss) for the six months ended May 4, 2008 are unaudited. Interim information presented in the unaudited condensed consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair statement of the financial position, results of operations and cash flows for the periods shown, and is in accordance with generally accepted accounting principles in the United States, or GAAP.

The operating results for the six months ended May 4, 2008 are not necessarily indicative of the results that may be expected for the year ending November 2, 2008 or for any other future period.

2.	Summary of Significant Accounting Policies

Use of estimates.    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Revenue recognition.    We recognize revenue, net of trade discounts and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of products to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claim activity has been materially consistent with the provisions we have made based on our historical estimates.

Cash and cash equivalents.    We consider all highly liquid investment securities with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. We determine the appropriate classification of our cash and cash equivalents at the time of purchase. As of October 31, 2006, 2007 and May 4, 2008, $3 million, $2 million and $3 million (unaudited), respectively, of our cash and cash equivalents were restricted, primarily for collateral under certain of our letter of credit arrangements.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Trade accounts receivable, net.    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable have been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of sales returns and distributor allowances. These amounts are recorded when it is both probable and estimable that discounts will be granted or products will be returned. Aggregate accounts receivable allowances at October 31, 2006, 2007 and May 4, 2008 were $23 million, $20 million and $21 million (unaudited), respectively.

Share-based compensation.    Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our ordinary shares and our estimate of vesting probability of unvested options.

For the year ended October 31, 2007, we recorded $12 million of compensation expense resulting from the application of SFAS No. 123R, compared to $3 million during the prior-year period resulting from the application of APB No. 25. We also recorded $13 million (unaudited) and $9 million (unaudited) of compensation expense, respectively, resulting from the application of SFAS No. 123R during the six months ended April 30, 2007 and May 4, 2008.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Had we recognized compensation expense using the fair value method as prescribed under the provisions of SFAS No. 123, our net loss for the year ended October 31, 2006 would have been adjusted to the pro forma amounts below (in millions, except per share data):

Company Year Ended October 31, 2006
Net loss—as reported	$(227)
APB 25 share-based compensation, net of tax	2
SFAS 123 compensation expense, net of tax	(2)

Net loss—pro forma	$(227)

Net loss per share—basic and diluted
As reported	$(1.07)
Pro forma	$(1.07)

See Note 21. “Predecessor Change in Accounting Policies” of accounting for share-based compensation by Predecessor.

Shipping and handling costs.    Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.

Goodwill and purchased intangible assets.    Our accounting complies with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. Goodwill is not amortized but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the respective assets, generally six months to 20 years for the Company and generally 5 to 20 years for Predecessor. On a quarterly basis, we monitor factors and changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill and intangible assets, may not be recoverable. Factors we consider important which could trigger an impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use and eventual disposition of the asset (or asset group) is less than the net book value of the asset (or asset group). The amount of the impairment loss will generally be measured as the difference between the net book value of the asset (or asset group) and their estimated fair value. We perform an annual impairment review of goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist. No impairment of goodwill resulted from our most recent evaluation of goodwill for impairment, which occurred in the fourth quarter of fiscal year 2007. No impairment of goodwill resulted in any of the periods presented.

Advertising.    Business specific advertising costs are expensed as incurred and amounted to $1 million, less than $1 million, $2 million, $1 million, less than $1 million (unaudited) and

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

$1 million (unaudited) for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006, 2007 and the six months ended April 30, 2007 and May 4, 2008, respectively. Some corporate advertising expenses were allocated to Predecessor by Agilent as part of corporate allocations described in Note 4. “Transactions with Agilent” but are not separately identifiable.

Research and development.    Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Taxes on income.    We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment would be charged to earnings in the period such determination is made.

In July 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 13. “Income Taxes” for additional information, including the effects of adoption on our unaudited consolidated financial statements.

Concentration of credit risk.    We sell our products through our direct sales force and distributors. Three of our customers accounted for 14%, 13% and 10%, respectively, of the net accounts receivable balance at October 31, 2006, two of our customers accounted for 15% and 11%, respectively, of the net accounts receivable balance at October 31, 2007, and one of our customers accounted for 12% (unaudited) of our net accounts receivable balance at May 4, 2008.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

For the year ended October 31, 2005, two customers represented 13% and 12%, respectively, of net revenue from continuing operations. For the one month ended November 30, 2005, two customers represented 12% and 10%, respectively, of net revenue from continuing operations. For the year ended October 31, 2006, two customers represented 14% each of our net revenue from continuing operations. For the year ended October 31, 2007, one customer represented 13% of net revenue from continuing operations. For the six months ended April 30, 2007, two of our customers accounted for 14% (unaudited) and 10% (unaudited), respectively, of net revenue from continuing operations. For the six months ended May 4, 2008, two of our customers each accounted for 10% (unaudited) of net revenue from continuing operations.

Derivative instruments.    We are subject to foreign currency risks for transactions denominated in foreign currencies, primarily Singapore Dollar, Malaysian Ringgit, Euro and Japanese Yen. Therefore, we enter into foreign exchange forward contracts to manage financial exposures resulting from the changes in the exchange rates of these foreign currencies. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the functional currency of the subsidiary which has the exposure. We exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes.

We designated our forward contracts as either cash flow or fair value hedges. All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period. Such hedges are recorded in net income (loss) and are offset by the changes in fair value of the underlying assets or liabilities being hedged. For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in accumulated comprehensive income (loss), a component of shareholders’ equity. These amounts are then reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period, which have not been significant to date.

Inventory.    We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, with cost being determined under the first-in, first-out method. We record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. The excess balance

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

determined by this analysis becomes the basis for our excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Investments.    Investments consist of non-marketable equity securities accounted for using the cost method. Investments are evaluated for impairment quarterly. Such analysis requires significant judgment to identify events or circumstances that would likely have a significant other than temporary adverse effect on the carrying value of the investment.

Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our records and the resulting gain or loss is reflected in the statement of operations. Buildings and leasehold improvements are generally depreciated over 15 to 40 years, or over the lease period, whichever is shorter, and machinery and equipment are generally depreciated over 3 to 10 years. We use the straight-line method of depreciation for all property, plant and equipment.

Net income (loss) per share.    Basic net income (loss) per share is computed by dividing net income (loss)—the numerator—by the weighted average number of shares outstanding—the denominator—during the period excluding the dilutive effect of options and other employee plans. Diluted net income (loss) per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period. In computing diluted net income (loss) per share under the treasury stock method, the average share price for the period is used in determining the number of shares assumed to be purchased from the proceeds of option exercises.

For the fiscal years 2006 and 2007 and the six months ended April 30, 2007 and May 4, 2008, the number of shares assumed to be purchased also considered the amount of unrecognized compensation cost for future service as required under APB No. 25 for fiscal year 2006 and SFAS No. 123R subsequent to fiscal year 2006. Diluted net income per share for fiscal years 2006 and 2007 and the six months ended April 30, 2007 and May 4, 2008 excluded the potentially dilutive effect of weighted average options to purchase 14 million, 18 million, 17 million and 5 million ordinary shares, respectively, as their effect was antidilutive.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented (in millions, except per share data):

	Company
	Year Ended October 31,		Six Months Ended
	2006	2007	April 30, 2007	May 4, 2008
			(unaudited)
Net income (loss) (Numerator):
Income (loss) from continuing operations	$(228)	$(220)	$(48)	$13
Income from and gain on discontinued operations, net of income taxes	1	61	58	8

Net income (loss)	$(227)	$(159)	$10	$21

Shares (Denominator):
Basic weighted average ordinary shares outstanding	213	214	214	214
Add: Incremental shares for:
Dilutive effect of share options	—	—	—	5

Shares used in diluted computation	213	214	214	219

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes	—	0.29	0.27	0.04

Net income (loss)	$(1.07)	$(0.74)	$0.05	$0.10

Diluted:
Income (loss) from continuing operations	$(1.07)	$(1.03)	$(0.22)	$0.06
Income from and gain on discontinued operations, net of income taxes	—	0.29	0.27	0.04

Net income (loss)	$(1.07)	$(0.74)	$0.05	$0.10

Foreign currency translation.    We operate in a U.S. dollar functional currency environment. As such, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory and property, plant and equipment, which are remeasured at historical exchange rates.

Capitalized software development costs.    We capitalize eligible costs related to the application development phase of software developed internally or obtained for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” During the year ended October 31, 2006, we capitalized $22 million, including $6 million of qualifying employee payroll and related benefits costs, in connection with the implementation of an enterprise resource planning system which

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

is included in property, plant and equipment. The capitalization for the year ended October 31, 2007 and six months ended May 4, 2008 was not material. We begin amortizing the costs associated with software developed for internal use at the time the software is ready for its intended use over its estimated useful life of three to five years.

Warranty.    We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon our historical experience and specific identification of the products requirements, which may fluctuate based on product mix.

The following table summarizes the changes in accrued warranty (in millions):

Balance as of October 31, 2007	$—
Charged to cost of products sold (unaudited)	4

Balance as of May 4, 2008 (unaudited)—included in other current liabilities	$4

The changes to accrued warranty for the years ended October 31, 2006 and 2007 and six months ended April 30, 2007 were not significant.

Accumulated other comprehensive income.    Other comprehensive income includes certain transactions that have generally been reported in the consolidated statements of shareholders’ equity and comprehensive income (loss). The components of accumulated other comprehensive income at October 31, 2007 and May 4, 2008 consisted of net unrecognized prior service credit and actuarial gain on retirement plans and post-retirement benefits.

Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In February 2008, the FASB issued FSP No. FAS 157-2. This FSP delays the effective date of SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In February 2008, the FASB issued FSP No. FAS 157-1. This FSP amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” or SFAS No. 13, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP No. FAS 157-1 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141R. SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

No. 159. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact of the adoption of SFAS No. 157.

3.	Acquisitions

SPG Acquisition

On August 14, 2005, we entered into an Asset Purchase Agreement with Agilent, providing for the purchase of substantially all of the assets and certain liabilities of SPG. The SPG Acquisition closed on December 1, 2005. The purchase price was $2,715 million and was determined as follows (in millions):

Cash	$2,660
Transaction costs	51
Options assumed	4

$2,715

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The SPG Acquisition was accounted for by the purchase method of accounting for business combinations. Under the purchase method of accounting, the acquisition cost of $2,715 million was allocated to the net assets acquired based on estimates of their respective fair values as of the date of acquisition as follows (in millions):

Current and other tangible assets:
Cash	$4
Trade accounts receivable, net	323
Inventory	214
Property, plant and equipment, net	452
Other assets	72
Goodwill	193
Assets held for sale—Storage Business, including purchased intangibles and goodwill of $404 million	421
Amortizable intangible assets:
Purchased technology	843
Customer relationships	323
Distributor relationships	24
Order Backlog	43

Total assets acquired	2,912
Liabilities assumed	(196)
Liabilities held for sale	(1)

Net assets acquired	$2,715

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill.

The identified intangible assets acquired were assigned fair values in accordance with the guidelines established in SFAS No. 141, “Business Combinations,” FIN No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” and other relevant guidance.

Amortizable Acquired Intangible Assets

Purchased Technology:    Existing technology comprises core and developed technology. This represents technical processes, intellectual property and products that have been completed and that will aid in the development of future products as well as the technology that currently exists in our current product offering. We valued the technology assets utilizing a discounted cash flow, or DCF, model, which uses forecasts of future revenues and expenses related to the intangible asset. We utilized a discount rate ranging from 14% to 20% for technology. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 5 to 20 years.

Customer Relationships:    The customer relationships asset relates to the ability to sell existing and future versions of products to existing customers and has been estimated using the

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

income method. We valued customer relationships utilizing a DCF model and discount rates ranging from 14% to 20%. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 3 to 15 years.

Distributor Relationships:    The distributor relationships asset relates to the ability to sell existing and future versions of products to existing distributors and has been estimated using the income method. We valued customer relationships utilizing a DCF model and discount rates ranging from 14% to 20%. We are amortizing these intangible assets on a straight-line basis over their estimated useful life of three years.

Order Backlog:    The order backlog asset represents the value of the sales and marketing costs required to establish the order backlog and was valued using the income method. We valued order backlog utilizing the DCF model and discount rates ranging from 11% to 15%. These orders were delivered and billed within three to six months of the SPG Acquisition. Consequently, the order backlog was fully amortized as of October 31, 2006.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill resulting from business combinations is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. See Note 6. “Goodwill.”

Pro Forma Financial Information

The following table summarizes the unaudited pro forma financial information, assuming the SPG Acquisition had occurred at the beginning of the period presented, after giving effect to certain purchase accounting adjustments (in millions):

	Year Ended October 31,
	2005	2006
Pro forma net revenue	$1,410	$1,513
Pro forma loss from continuing operations	(283)	(153)

These results are presented for illustrative purposes only and are not necessarily indicative of the actual operating results that would have occurred if the transactions had been consummated on November 1, 2004.

Other Acquisitions

During fiscal year 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG for $27 million in cash, or the POF Acquisition. The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

of $30 million, including intangible assets of $17 million and goodwill of $6 million, and total liabilities of $3 million.

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt. The purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $51 million, including intangible assets of $11 million, goodwill of $27 million, and total liabilities of $11 million (which includes a $2 million loan secured by land and building in Italy). The intangible assets are being amortized over their useful lives ranging from 1 to 7 years.

During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million. The initial purchase consideration of $6 million was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $7 million (primarily goodwill), and total liabilities of $1 million. In connection with the acquisition, we agreed to pay certain additional amounts in cash contingent upon the achievement of certain development, product, or other milestones, and upon the continued employment with the Company of certain employees of the acquired entity. As of May 4, 2008, we may be required to recognize future compensation expense pursuant to these agreements of up to $2 million relating to this acquisition.

Because each of these acquisitions was accounted for as a purchase transaction, the consolidated financial statements include the results of operations of the acquired companies commencing on their respective acquisition dates. Pro forma results of operations for the acquisitions completed during the six months ended May 4, 2008 and year ended October 31, 2007 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our financial results.

During the second quarter of fiscal year 2008, we made an investment of $2 million in a privately-held company. This investment is accounted for under the cost method and is included on the balance sheet in other long-term assets. We record at cost non-marketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment.

4.	Transactions with Agilent

As a business segment within Agilent, Predecessor shared and operated under numerous agreements executed by Agilent with third parties, including but not limited to purchasing, manufacturing, supply, and distribution agreements; use of facilities owned, leased, and managed by Agilent; and software, technology and other intellectual property agreements. In conjunction with the SPG Acquisition, Agilent cooperated with us to novate, convey, transfer, assign or sublease certain specific agreements to us.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Allocated costs included in the accompanying Predecessor statement of operations are as follows (in millions):

	Year Ended October 31, 2005	One Month Ended November 30, 2005
Cost of products sold	$80	$8
Research and development	80	8
Selling, general and administrative	146	15
Other income, net	—	—

Total allocated costs	$306	$31

Predecessor Accounting

Predecessor derived revenue from the sales of products to other Agilent businesses of $6 million and $1 million for the year ended October 31, 2005 and the one month ended November 30, 2005, respectively. The revenue was recorded using a cost-plus methodology and may not necessarily represent a price an unrelated third-party would pay.

Predecessor purchased materials from other Agilent businesses of $10 million and $1 million for the year ended October 31, 2005 and the one month ended November 30, 2005, respectively. All purchases were at cost and were recorded in cost of products sold or inventory for the respective periods.

Allocated Costs

The Predecessor statement of operations includes direct expenses for cost of products sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Agilent. These allocated expenses include costs of centralized research and development, legal and accounting services, employee benefits, real estate and facilities, corporate advertising, insurance services, information technology, treasury and other corporate and infrastructure services. These expenses were allocated using estimates that Predecessor considered to be a reasonable reflection of the utilization of services provided to or benefits received by Predecessor relative to Agilent’s total costs. The allocation methods included headcount, square footage, actual consumption and usage of services, adjusted invested capital and others.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

5.	Balance Sheet Components

Inventory

Inventory consists of the following (in millions):

	Company
	October 31, 2006	October 31, 2007	May 4, 2008
			(unaudited)
Finished goods	$50	$44	$56
Work-in-process	109	78	89
Raw materials	10	18	21

Total inventory	$169	$140	$166

Other Current Assets

Other current assets consist of the following (in millions):

	Company
	October 31, 2006	October 31, 2007
Non-U.S. transaction tax receivable	$3	$6
Prepayments	12	10
Other	19	9

Total other current assets	$34	$25

Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following (in millions):

	Company
	October 31, 2006	October 31, 2007
Land	$12	$11
Buildings and leasehold improvements	165	123
Machinery and equipment	321	320

Total property, plant and equipment	498	454
Accumulated depreciation and amortization	(81)	(162)

Total property, plant and equipment, net	$417	$292

Depreciation expense was $55 million, $5 million, $81 million and $85 million, for the year ended October 31, 2005, the one month ended November 30, 2005 and the years ended October 31, 2006 and 2007, respectively.

At October 31, 2006 and 2007, we had $30 million and $22 million of unamortized software costs, respectively, net of accumulated amortization of $6 million and $16 million, respectively.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

At October 31, 2006 and 2007, we had $7 million and $6 million of assets under capital leases, respectively, net of accumulated amortization of $1 million and $2 million, respectively.

At October 31, 2007, property, plant and equipment with the gross carrying amount of $1 million and accumulated amortization of $0 million were classified as assets of discontinued operation.

Other Current Liabilities

Other current liabilities consist of the following (in millions):

	Company
	October 31, 2006	October 31, 2007
Deferred revenue	$5	$7
Supplier liabilities	3	3
Customer deposit	12	1
Litigation settlements	24	—
Income taxes payable	15	9
Restructuring charges	—	5
Other	7	10

Total other current liabilities	$66	$35

6.	Goodwill

The following table summarizes changes in goodwill (in millions):

Company
Balance as of October 31, 2005	$—
2006 acquisitions:
Semiconductor Products Group (Note 3. “Acquisitions”)	348
2006 divestitures:
Storage Business	(155)
Printer ASICs Business	(77)

Balance as of October 31, 2006	$116
2007 acquisition (Note 3. “Acquisitions”)	6

Balance as of October 31, 2007	$122
2008 acquisitions (unaudited) (Note 3. “Acquisitions”)	34

Balance as of May 4, 2008 (unaudited)	$156

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

7.	Intangible Assets

Amortizable purchased intangibles consist of the following (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
As of October 31, 2006:
Purchased technology	$796	$(57)	$739
Customer and distributor relationships	266	(33)	233
Order backlog	31	(31)	—
Other	2	(1)	1

Total	$1,095	$(122)	$973

As of October 31, 2007:
Purchased technology	$714	$(117)	$597
Customer and distributor relationships	230	(50)	180
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$975	$(198)	$777

As of May 4, 2008 (unaudited):
Purchased technology	$720	$(145)	$575
Customer and distributor relationships	241	(64)	177
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$992	$(240)	$752

Amortization of intangible assets included in continuing operations was $0 million, $0 million, $111 million, $88 million, $44 million (unaudited) and $42 million (unaudited) for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006 and 2007 and the six months ended April 30, 2007 and May 4, 2008, respectively. At October 31, 2007, intangibles assets with the gross carrying amount of $28 million and accumulated amortization of $7 million were classified as assets of discontinued operation related to the pending sale of our Infra-red operation. See Note 17. “Discontinued Operations.”

During the year ended October 31, 2007, in connection with the POF Acquisition we recorded $17 million of intangible assets with weighted-average amortization period of 14 years. See Note 3. “Acquisitions.” During the six months ended May 4, 2008, we recorded $11 million of intangible assets with weighted average amortization period of 6.8 years, in connection with acquisitions in 2008. During the same period, we also acquired $6 million of intangible assets from a third-party with weighted-average amortization period of 18 years.

During the year ended October 31, 2007, intangible assets with a gross carrying amount of $21 million were sold as part of the Image Sensor operations, net of accumulated amortization of $8 million. See Note 17. “Discontinued Operations.”

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

As discussed in Note 12. “Restructuring and Asset Impairment Charges,” during the year ended October 31, 2007 we recorded an impairment charge pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” of $88 million for intangible assets (purchased technology and customer and distributor relationships), $72 million of which was recorded in cost of products sold and the remaining $16 million was recorded in operating expenses in the consolidated statement of operations.

Based on the amount of intangible assets subject to amortization at October 31, 2007, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2008	$83
2009	76
2010	75
2011	73
2012	73
Thereafter	397

$777

Based on the amount of intangible assets subject to amortization at May 4, 2008, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
(unaudited)
2008 (remaining)	$43
2009	78
2010	77
2011	75
2012	75
2013	74
Thereafter	330

$752

The weighted average amortization periods remaining by intangible asset category at October 31, 2007 and May 4, 2008 were as follows (in years):

	October 31, 2007	May 4, 2008
		(unaudited)
Amortizable intangible assets:
Purchased technology	12	11
Customer and distributor relationships	9	9

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

8.	Retirement Plans and Post-Retirement Benefits

Company

Effective October 31, 2007, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” or SFAS No. 158, which requires an employer to record non-cash adjustments to recognize the funded status of each of its defined benefit and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Additionally, SFAS No. 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This additional provision becomes effective for us in fiscal year 2009. The incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet as of October 31, 2007 was as follows (in millions):

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Non-current deferred income tax liability	$2	$3	$5
Accumulated other comprehensive income	$—	$4	$4

Assumed Plans.    Under the Asset Purchase Agreement with Agilent, the only defined benefit plans we were required to assume were for certain employees located in Taiwan, Korea, Germany, Italy and France. Generally, for each defined benefit plan we assumed, Agilent was required to transfer assets equal to the aggregate Accumulated Benefit Obligation, or ABO, of such plan on the acquisition date. We did not assume any other Agilent plans. These plans covered approximately 12% of our total employees as of October 31, 2007.

401(k) Defined Contribution Plan.    Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan, or the 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense is included in the corporate employee overhead rate allocation.

U.S. Post-Retirement Medical Benefit Plans.    Substantially all U.S. employees who meet retirement eligibility requirements as of their termination dates and who did not elect to receive retiree medical benefits from Agilent may receive post-retirement medical benefits under our retiree medical account program. Under our retiree medical account program, eligible retirees are allocated a spending account of either $40,000 or $55,000, depending on the retiree’s age at January 1, 2005, from which the retiree can receive reimbursement for premiums paid for medical coverage to age 65. U.S. employees who were age 50 or over on January 1, 2005 but did not satisfy Agilent’s eligibility requirements for its traditional retiree medical plan when they terminated employment with Agilent pursuant to the SPG Acquisition may be eligible for our traditional retiree medical plan upon meeting certain eligibility requirements and completing at least 2 years of Avago service. Once participating in the traditional retiree medical plan, retirees are provided with access to both pre-65 medical coverage and supplemental Medicare coverage

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

with medical premiums based on the type of coverage chosen and the retiree’s combined length of service with us, Agilent and Hewlett-Packard Company. Retirees in this group are also given the option to choose the $55,000 retiree medical account program instead of the traditional retiree medical plan. The actuarial obligation for retiree medical benefits of $20 million was recorded as part of the SPG Acquisition.

Non-U.S Retirement Benefit Plans.    In addition to the defined benefit plan for certain employees in Taiwan, Korea, Japan, France, Italy and Germany, other eligible employees outside of the U.S. receive retirement benefits under various defined contribution retirement plans. Eligibility is generally determined based on the terms of our plans and local statutory requirements.

The net pension plan costs of our non-U.S defined benefit plans for the years ended October 31, 2006, 2007 and the six months ended April 30, 2007 and May 4, 2008 were $2 million, $2 million, $1 million (unaudited) and $1 million (unaudited), respectively. The net pension plan costs of our post-retirement medical plan for the years ended October 31, 2006, 2007 and the six months ended April 30, 2007 and May 4, 2008 were $1 million, $1 million, $1 million (unaudited) and $1 million (unaudited) respectively.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Funded Status.    The funded status of the non-U.S. defined benefit plans was as follows (in millions):

	Company
	Non-U.S. Defined Benefit Plans		U.S. Post Retirement Medical Plans
	2006	2007	2006	2007
Change in plan assets:
Fair value—beginning of period	$—	$9	$—	$—
Fair value of assets transferred on December 1, 2005	8	—	—	—
Currency impact	1	1	—	—
Employer contributions	—	1	—	—

Fair value of plan assets—end of period	$9	$11	$—	$—

Change in benefit obligation:
Benefit obligation—beginning of period	$—	$16	$—	$17
Obligations acquired on December 1, 2005	12	—	20	—
Addition to Plan	—	1	—	—
Service cost	2	2	1	1
Interest cost	—	1	1	1
Amendment	—	—	—	(1)
Actuarial (gain)/loss	1	(2)	(5)	(2)
Currency impact	1	1	—	—

Benefit obligation—end of period	$16	$19	$17	$16

Net accrued costs:
Plan assets less than benefit obligation	$(7)	$(8)	$(17)	$(16)
Unrecognized net actuarial (gain)/loss and net prior service credit	2	—	(5)	(7)
Accumulated other comprehensive income	—	—	—	7

	$(5)	$(8)	$(22)	$(16)

It is expected that various benefit plans will make payments over the next ten years as follows (in millions):

	Non-U.S. Defined Benefit Plans	U.S. Post Retirement Medical Plans
2008	$—	$—
2009	—	1
2010	—	1
2011	—	1
2012	1	1
2013-2017	5	4

Assumptions.    The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the table below. The

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

expected long-term return on assets below represents an estimate of long-term returns on investment portfolios primarily consisting of fixed income investments. We consider long-term rates of return, which are weighted, based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans, which is September 30 and October 31 for the defined benefit and post retirement plans, respectively. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

	Assumptions for Benefit Obligation Company Year Ended October 31,		Assumptions for Expense Company Year Ended October 31,
	2006	2007	2006	2007
Non-U.S. Defined Benefit Plans:
Discount rate	2.25%-4.75%	2.25%-5.25%	2.00%-4.25%	2.25%-5.25%
Average increase in compensation levels	3.00%-4.00%	3.00%-5.00%	2.50%-4.50%	3.00%-4.00%
Expected long-term return on assets	2.75%-5.60%	2.75%-5.60%	3.50%-6.75%	2.75%-5.60%

	Assumptions for Benefit Obligation Company Year Ended October 31,		Assumptions for Expense Company Year Ended October 31,
	2006	2007	2006	2007
U.S. Post-Retirement Medical Plan:
Discount rate	6.000%	6.250%	5.250%	6.000%
Current medical cost trend rate	9.000%	9.000%	9.000%	9.000%
Ultimate medical cost trend rate	5.000%	5.000%	5.000%	5.000%
Medical cost trend rate decreases to ultimate trend rate in year	2011	2012	2010	2011

Assumed healthcare trend rates could have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2007 would have the following effects:

	1% Increase	1% Decrease
Effect on post-retirement benefit obligation (in millions)	$1	$(1)
Percentage effect on post-retirement benefit obligation	8.4%	(7.0)%

A one percentage point increase or decrease in our healthcare cost trend rates would have increased or decreased the service and interest cost components of the net periodic benefit cost by less than $1 million.

Predecessor

General.    Substantially all of Predecessor’s employees were covered under various defined benefit and/or defined contribution plans. Additionally, the Predecessor sponsored post-retirement health care benefit plans for Predecessor’s eligible U.S. employees.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

U.S. Retirement-Related Plans.    Predecessor provided U.S. employees who met eligibility criteria under the retirement and deferred profit-sharing plans, which were generally based on an employee’s highest five consecutive years’ average pay during the years of employment and on length of service.

401(k) Defined Contribution Plan.    Predecessor’s U.S. eligible employees participated in Agilent’s 401(k) Plan, or the Predecessor’s 401(k) Plan. Under the Predecessor’s 401(k) Plan, Predecessor provided matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The Predecessor’s 401(k) Plan expense is included in the corporate employee overhead rate allocation for Predecessor and not separately identifiable.

Post-Retirement Benefit Plans.    U.S. employees who met retirement eligibility requirements as of their termination dates may have participated in Agilent’s Non-Medicare Medical or Medicare Medical Plans under Agilent’s traditional retiree medical plan.

Medicare Prescription Drug, Improvement and Modernization Act of 2003.     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Act, was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government provided a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are “actuarially equivalent” to Medicare Part D benefits. Agilent determined that the prescription drug benefits offered under the plans qualify for this subsidy. Effective in fourth quarter 2004, assuming that Agilent would continue to offer these benefits, Agilent reflected the expected subsidy according to the guidance in FSP 106-2 prospectively in Agilent’s financial statements. The adoption of FSP 106-2 had no material impact on accumulated post-retirement benefit obligation of net plan costs.

Non-U.S. Retirement Benefit Plans.     Eligible Predecessor employees outside the U.S. generally received retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility was generally determined in accordance with local statutory requirements.

For the year ended October 31, 2005, and the one month ended November 30, 2005, the net pension costs of non-U.S. defined benefit plans transferred to Avago were $1 million and $0 million, respectively.

Assumptions.    The assumptions used to determine the expense for Predecessor’s defined benefit and post-retirement benefit plans are presented in the table below. The expected long- term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of the plans. Predecessor considered long-term rates of return, which are weighted based, on the asset classes (both historical and forecasted) in which Predecessor expected its pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

based on the measurement dates of the plans (October 31). Both U.S. and non-U.S. rates are generally based on published rates for high-quality corporate bonds. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

Predecessor Year Ended October 31, 2005
Non-U.S. defined benefit plans:
Discount rate	2.25-6.0%
Average increase in compensation levels	0-5.0%
Expected long-term return on assets	4.75-7.0%
U.S. post-retirement benefits plans:
Discount rate	5.75%
Expected long-term return on assets	8.50%
Current medical cost trend rate	10.00%
Ultimate medical cost trend rate	5.00%
Medical cost trend rate decrease to ultimate rate in year	2010

9.	Senior Credit Facilities and Borrowings

Our senior credit facilities and borrowings as of October 31, 2006 and 2007 and May 4, 2008 consist of the following (in millions):

	October 31, 2006	October 31, 2007	May 4, 2008
			(unaudited)
Senior credit facilities:
Term loan facility	$—	$—	$—
Revolving credit facility	—	—	—
Notes:
10 1/8% senior notes due 2013	$500	$403	$403
Senior floating rate notes due 2013	250	250	50
11 7/8% senior subordinated notes due 2015	250	250	250
Other borrowing	—	—	2

	$1,000	$903	$705

Senior Credit Facilities

In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

us and certain of our subsidiaries in U.S. dollars and other currencies. As of May 4, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $16 million of letters of credits outstanding under the facility. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.

Interest Rate and Fees:    Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At October 31, 2007, the lender’s base rate was 7.50% and the one-month LIBOR rate was 4.71%. At May 4, 2008, the lender’s base rate was 5.00% and the one-month LIBOR rate was 2.70%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.

We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At October 31, 2007 and May 4, 2008, the commitment fee on the revolving credit facility was 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.

Maturity:    Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of October 31, 2007 and May 4, 2008, we had no borrowings outstanding under the revolving credit facility, although we had $16 million of letters of credit each outstanding under the facility, which reduce the amount available on a dollar-for-dollar basis.

Certain Covenants and Events of Default:    The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, repurchase our capital stock or make other restricted payments;

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the 11 7/8 % senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our direct wholly owned subsidiary, Avago Technologies Holdings Pte. Ltd., as a passive holding company.

All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and that of each guarantor subsidiary, subject to certain exceptions.

In addition, the senior credit agreement requires us to maintain senior secured leverage ratios not exceeding levels set forth in the senior credit agreement. The senior credit agreement also contains certain customary affirmative covenants and events of default.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8 % senior notes due December 1, 2013, or senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to as our outstanding notes. We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.

Interest is payable on the senior fixed rate notes and the senior subordinated notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the senior floating rate notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the senior floating rate notes was 11.12% and 8.58% at October 31, 2007 and May 4, 2008, respectively.

We may redeem all or any part of the senior fixed rate notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date. We can redeem the senior floating rate notes on or after December 1, 2007 and the senior fixed rate notes on or after December 1, 2009 at fixed redemption prices set forth in the indenture governing the senior notes plus accrued but unpaid interest through the redemption date. The senior notes indenture also provides that until December 1, 2008, we may use the

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

proceeds of qualifying asset sales or equity offerings to redeem up to 35% of the aggregate principal amount of our senior fixed rate notes at 110.125% of the principal amount plus accrued but unpaid interest through the redemption date, provided that at least $250 million of the senior fixed rate notes remain outstanding after the redemption. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

We may redeem all or any part of the senior subordinated notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after December 1, 2010 at fixed redemption prices set forth in the indenture governing the senior subordinated notes plus accrued but unpaid interest through the redemption date. The senior subordinated notes indenture also provides that until December 1, 2008, we may use the proceeds of qualifying asset sales or equity offerings to redeem up to 35% of the aggregate principal amount of our senior subordinated notes at 111.875% of the principal amount plus accrued but unpaid interest through the redemption date, provided that at least $150 million of the senior subordinated notes remain outstanding after the redemption. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior subordinated notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

The senior notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit agreement), to the extent of the value of the assets securing such debt. The senior subordinated notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit agreement and the senior notes.

Certain of our subsidiaries have guaranteed the obligations under the senior credit agreement, have guaranteed the obligations under the senior notes on a senior unsecured basis, and have guaranteed the obligations under the senior subordinated notes on a senior subordinated unsecured basis.

The indentures governing our outstanding notes limit our and our subsidiaries’ ability to:

•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

Subject to certain exceptions, the indentures governing our outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Debt Repayments

During fiscal year 2007, we repurchased $77 million in principal amounts of the senior fixed rate notes and paid $7 million in early tender premium in the tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses. Additionally, we also repurchased $20 million in principal amounts of the senior fixed rate notes from the open market, resulting in a loss on extinguishment of debt of $2 million for the period.

During the six months ended May 4, 2008, we redeemed $200 million in principal amounts of the senior floating rate notes. We redeemed the senior floating rate notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

Debt Issuance Costs

Unamortized debt issuance costs associated with the notes and the secured senior credit facility were $30 million and $23 million (unaudited) at October 31, 2007 and May 4, 2008, respectively, and are included in other assets on the balance sheet. Amortization of debt issuance costs is classified as interest expense in the consolidated statement of operations.

Other Borrowing

In connection with an acquisition in the first quarter of fiscal 2008, we assumed a $2 million loan secured by land and building. The loan has a variable interest rate at 5.69% on May 4, 2008 and is payable in equal quarterly installments until fiscal year 2022. See also Note 3. “Acquisitions.”

Predecessor

The Predecessor had no borrowings during any period presented.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

10.	Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of financial instruments as of October 31, 2006 and 2007 (in millions):

	Company
	October 31, 2006		October 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Variable rate debt	$250	$263	$250	$257
Fixed rate debt	750	806	653	722

The fair values of cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments. The fair value of our long-term debt is based on quoted market rates.

11.	Shareholders’ Equity

Company

Effective January 30, 2006, the Singapore Companies Act was amended to, among other things, allow Singapore companies to repurchase outstanding ordinary shares subject to certain requirements and eliminate the concepts of par value, additional paid-in capital and authorized share capital. As a result of the Singapore Companies Act amendments, effective January 30, 2006, our outstanding shares have no par value, and we have combined the par value of our ordinary shares together with additional paid-in-capital into one ordinary shares account for all periods presented.

Ordinary and Redeemable Convertible Preference Shares

In December 2005, we issued 210,229,361 ordinary shares for proceeds of $1,043 million and 250,000 shares of redeemable convertible cumulative preference shares, or preference shares, for $250 million. In January 2006, we redeemed 248,848 shares of preference shares for cash and the remaining balance was converted into 230,400 ordinary shares. A pro-rata dividend at a rate of 3% per annum was paid on the shares redeemed in accordance with the terms of the preference shares. During fiscal 2006, we issued 3,810,854 ordinary shares for proceeds of $19 million to employees of the Company. During fiscal years 2006 and 2007 and the six months ended May 4, 2008, we repurchased a total of 734,000 shares from terminated employees for $6 million.

At October 31, 2006 and 2007 and May 4, 2008, 3,808,520, 3,498,520 and 3,103,520 (unaudited) ordinary shares issued to employees, respectively, are considered temporary equity under the provisions of SEC Accounting Series Release No. 268, “Presentation in Financial Statements of ‘Redeemable Preferred Stocks‘,” due to having a contingent cash-settlement feature upon the death or disability of the shareholder for a period of five years from the issuance of such shares. As such, approximately $19 million, $17 million and $13 million (unaudited) recognized in ordinary shares should be considered temporary equity of the Company at October 31, 2006 and 2007 and May 4, 2008, respectively.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Share Option Plans

Effective December 1, 2005, we adopted two equity-based compensation plans, the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and the Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan and, together with the Executive Plan, the Equity Incentive Plans, which have been amended, to authorize the grant of options and share purchase rights covering up to 30 million ordinary shares.

Under the Executive Plan, options generally vest at a rate of 20% per year based on the passage of time, and the passage of time and attaining certain performance criteria, in each case subject to continued employment. Those options subject to vesting based on the passage of time may accelerate by one year upon certain terminations of employment. Under the Senior Management Plan, options generally vest at a rate of 20% per year based on the passage of time and continued employment.

Under the Equity Incentive Plans, awards generally expire ten years following the date of grant unless granted to a non-employee, in which case the awards generally expire five years following the date of grant and are granted at a price equal to the fair market value.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

A summary of award activity follows (in millions, except per share amounts).

	Awards Outstanding
	Awards Available for Grant	Number Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of October 31, 2005	—	—	$—
Shares authorized	30	—	—
Issued as part of the SPG Acquisition (see Note 3. “Acquisitions”)	(1)	1	1.25
Granted	(24)	24	5.06
Exercised	—	(4)	5.01
Cancelled	3	(3)	4.87

Outstanding as of October 31, 2006	8	18	$4.87
Granted	(6)	6	8.98
Cancelled	4	(4)	4.91

Outstanding as of October 31, 2007	6	20	$6.07	7.82	$84
Granted (unaudited)	(3)	3	10.22
Cancelled (unaudited)	3	(3)	5.54

Outstanding as of May 4, 2008 (unaudited)	6	20	$6.64	7.80	$72

Vested as of October 31, 2007		4	4.31	6.82	23
Vested and expected to vest as of October 31, 2007		15	5.87	7.71	64
Vested as of May 4, 2008 (unaudited)		6	5.24	7.03	32
Vested and expected to vest as of May 4, 2008 (unaudited)		15	6.41	7.68	57

The following table summarizes significant ranges of outstanding and exercisable awards as of October 31, 2007 (in millions, except per share amounts):

	Awards Outstanding			Awards Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$ 1.25	1	4.79	$1.25	1	$1.25
5.00	14	7.42	5.00	3	5.00
6.48	1	8.75	6.48	—	—
10.22	4	9.40	10.22	—	—

Total	20	7.82	6.07	4	4.31

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following table summarizes significant ranges of outstanding and exercisable awards as of May 4, 2008 (unaudited) (in millions, except per share amounts):

	Awards Outstanding			Awards Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$ 1.25	1	4.41	$1.25	—	$1.25
5.00	12	7.24	5.00	5	5.00
6.48	1	8.30	6.48	—	6.48
10.22	6	9.09	10.22	1	10.22

Total	20	7.80	6.64	6	5.24

Share-Based Compensation

Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our ordinary shares.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The impact on our results for share-based compensation for the year ended October 31, 2007 and the six months ended April 30, 2007 and May 4, 2008 was as follows (in millions):

	Company
	Year Ended October 31, 2007	Six Months Ended
		April 30, 2007	May 4, 2008
		(unaudited)
Cost of products sold	$1	$1	$—
Research and development	—	—	1
Selling, general and administrative	11	12	8

Total share-based compensation expense	$12	$13	$9

The weighted-average assumptions utilized for our Black-Scholes valuation model for options granted during the year ended October 31, 2007 and the six months ended April 30, 2007 and May 4, 2008 are as follows:

	Company
	Year Ended October 31, 2007	Six Months Ended
		April 30, 2007	May 4, 2008
		(unaudited)
Risk-free interest rate	4.6%	4.6%	3.2%
Dividend yield	0.0%	0.0%	0.0%
Volatility	47.0%	48.0%	44.0%
Expected term (in years)	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 110 “Year-End Help For Expensing Employee Stock Options.”

Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the year ended October 31, 2007 and the six months ended April 30, 2007 and May 4, 2008 was $5.07, $5.02 (unaudited) and $4.91(unaudited), respectively.

Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Total compensation cost of options granted but not yet vested, as of October 31, 2007 and May 4, 2008, was $23 million and $25 million (unaudited), respectively, which are each expected to be recognized over the weighted average period of 3 years.

For the year ended October 31, 2006, total share-based compensation expense was $2 million, which was recorded in accordance with APB No. 25.

12.	Restructuring and Asset Impairment Charges

Company

During the year ended October 31, 2006, we initiated new restructuring plans to reduce our workforce by approximately 80 employees related to certain product line rationalizations. In addition, we continued to incur charges related to the Predecessor restructuring plans assumed by us as part of the SPG Acquisition. Total charges incurred during this period were $5 million, $2 million of which were recorded under cost of products sold and the remainder of which were recorded under research and development. As of October 31, 2006, we had paid $5 million in cash in conjunction with the new restructuring plans, and substantially completed the Predecessor restructuring plan.

In the first quarter of fiscal year 2007, we began to increase the use of outsourced service providers in our manufacturing operations, particularly our assembly and test operations, to lower our costs and reduce the capital deployed in these activities. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. Consequently, during the six months ended May 4, 2008 and the year ended October 31, 2007, we incurred total restructuring charges of $5 million (unaudited) and $51 million, respectively, predominantly representing one-time employee termination benefits.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The significant activity within and components of the restructuring charges during the year ended October 31, 2007 and the six months ended May 4, 2008 are as follows (in millions):

	Employee Termination Costs	Asset Abandonment Costs	Excess Lease	Total
Beginning balance as of October 31, 2006	$—	$—	$—	$—
Charges to cost of products sold	28	1	—	29
Charges to research and development	3	—	—	3
Charges to selling, general and administrative	15	3	1	19
Cash payments	(41)	—	(1)	(42)
Non-cash portion	—	(4)	—	(4)

Accrued restructuring as of October 31, 2007—included in other current liabilities	5	—	—	5
Charges to cost of products sold (unaudited)	2	—	—	2
Charges to research and development (unaudited)	1	—	—	1
Charges to selling, general and administrative (unaudited)	1	—	1	2
Cash payments (unaudited)	(9)	—	(1)	(10)

Accrued restructuring as of May 4, 2008 (unaudited)	$—	$—	$—	$—

During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with SFAS No. 144 of the recoverability of the carrying value of certain manufacturing facilities.

SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter of fiscal year 2007 we assessed whether there had been a material impairment in certain long-lived assets, pursuant to SFAS No. 144. Based on such assessment, we recorded impairment charges of $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.

The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.

Predecessor

Agilent had several restructuring plans that have affected SPG. These plans were designed to reduce costs and expenses in order to return Agilent to profitability. The three main components of these plans were workforce reductions, consolidation of excess facilities and

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

evaluating and restructuring property, plant and equipment, which included recording the impairment of some assets.

Overall, Agilent reduced SPG’s workforce through attrition and involuntary terminations. Agilent also consolidated excess facilities resulting in charges for lease termination fees and losses anticipated from sub-lease agreements. In addition, Agilent closed production, research and development and support and sales facilities in the United States, the United Kingdom and other countries. As a result of these site closures, significant asset impairment charges were incurred.

In the first half of 2005, Predecessor continued to incur charges related to the actions that were taken to scale back the Fort Collins facility. In the second half of 2005, Predecessor shut down its existing research and development site at the Ipswich facility and the San Jose production facility in order to continue to reduce our overall cost structure. Predecessor incurred approximately $7 million in work force management charges and $2 million for asset impairment charges related to these actions for the year ended October 31, 2005. Total additional costs allocated to Predecessor by Agilent were approximately $7 million for work force management and $4 million for asset impairment and consolidation of excess facilities.

A summary of the restructuring activity (including restructuring costs allocated by Agilent) by period is shown below (in millions):

	Predecessor
	Year Ended October 31, 2005	One Month Ended November 30, 2005
Workforce management	$14	$1
Asset impairment	3	—
Consolidation of facilities	3	—

Total restructuring and asset impairment charges	$20	$1

A summary of the statement of operations impact of the charges resulting from all Predecessor restructuring plans is shown below (in millions):

	Predecessor
	Year Ended October 31, 2005	One Month Ended November 30, 2005
Cost of products	$4	$—
Research and development	7	—
Selling, general and administrative	9	1

Total restructuring and asset impairment charges	$20	$1

As described above, in addition to the actions that directly impacted Predecessor, Agilent allocated certain restructuring costs to Predecessor for their actions to reduce their costs

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

associated with its support services such as finance, information technology, and workplace services. These cost reductions were achieved by moving global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing their workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Portions of these costs were allocated to Predecessor by Agilent and are included in the Predecessor financial statements. The costs were paid directly by Agilent so they are not included in Predecessor’s accrued liability for restructuring.

The restructuring costs allocated to Predecessor by Agilent that are included in the table above are shown separately below (in millions):

	Predecessor
	Year Ended October 31, 2005	One Month Ended November 30, 2005
Cost of products	$—	$—
Research and development	4	—
Selling, general and administrative	7	—

Total restructuring and asset impairment charges	$11	$—

13.	Income Taxes

Company

Consequent to the incorporation of Avago in Singapore, domestic operations reflect the results of operations based in Singapore.

Predecessor

Predecessor operating results were historically included in Agilent’s consolidated U.S. federal and state income tax returns and non-U.S. jurisdiction tax returns. Provision for income taxes in the financial statements has been determined on a separate return basis. Predecessor is required to assess the realization of its net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by Agilent. This assessment requires that Predecessor’s management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to the cumulative losses incurred in the U.S. and certain non-U.S. locations, Predecessor recorded a valuation allowance against any deferred assets in these jurisdictions as of October 31, 2005. All tax return attributes Predecessor generated, as calculated on a separate return methodology not used by Agilent historically, were retained by Agilent.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Components of Income Before Taxes from Continuing Operations

For financial reporting purposes, “Income (loss) from continuing operations before income taxes” included the following components (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,
			2006	2007
Company
Domestic loss			$(249)	$(125)
Foreign income (loss)			24	(87)

Predecessor
Domestic loss	$(307)	$(17)
Foreign income (loss)	321	(6)

Income (loss) from continuing operations before income taxes	$14	$(23)	$(225)	$(212)

Components of Provision for Income Taxes

Company

We have negotiated tax incentives with the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. In order to retain these tax benefits, we must meet certain operating conditions relating to, among other things, the activities we conduct in Singapore and the nature and level of our employment there. Some of these operating conditions are subject to phase-in periods through 2010. The tax incentive arrangements are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. For the years ended October 31, 2007 and 2006, the effect of these tax incentives was to reduce the overall provision for income taxes and reduce net loss from what it otherwise would have been in such year by approximately $19 million and $19 million, respectively, and reduce diluted net loss per share by $0.09 and $0.09, respectively.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Significant components of the provision for income taxes from continuing operations are as follows (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,
			2006	2007
Current tax expense:
Domestic	$3	$—	$2	$2
Foreign	2	2	6	9

	$5	$2	$8	$11

Deferred tax expense (benefit)
Domestic	$—	$—	$(1)	$3
Foreign	—	—	(4)	(6)

	$—	$—	$(5)	$(3)

Total provision for income taxes	$5	$2	$3	$8

Predecessor

Agilent had negotiated tax holidays on earnings in certain foreign jurisdictions in which Predecessor operated which expire in various fiscal years beginning in 2008. The tax holidays provide lower rates of taxation on certain classes of income and were conditional upon Agilent meeting certain employment and investment thresholds.

Rate Reconciliation

A reconciliation of the expected statutory tax rate (computed at the Predecessor’s U.S. statutory income tax rate of 35% and the Company’s Singapore statutory tax rate of 20%) to the actual tax rate on income from continuing operations is as follows:

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,
			2006	2007
Expected statutory tax rate	35.0%	(35.0)%	(20.0)%	(18.0)%
Homeland Investment Act Dividend Repatriation	14.3%	0.0%	0.0%	0.0%
Foreign income taxed at different rates	(71.4)%	14.9%	(0.2)%	8.0%
Nondeductible goodwill	4.3%	0.3%	0.0%	0.0%
U.S. R&D credits	(17.7)%	(1.3)%	0.0%	(0.3)%
Tax Holidays and Concessions	0.0%	0.0%	21.5%	11.5%
Other, net	(0.2)%	(0.4)%	0.0%	2.6%
Valuation Allowance	71.4%	30.2%	0.0%	0.0%

Actual tax rate on income from continuing operations	35.7%	8.7%	1.3%	3.8%

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

Summary of Deferred Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carry forwards. The significant components of deferred tax assets and deferred tax liabilities included on the balance sheets were as follows (in millions):

	Company
	Year Ended October 31,
	2006	2007
Deferred income tax assets:
Depreciation and amortization	$5	$22
Inventory	—	1
Receivables	—	2
Employee benefits	3	2
Stock options	—	4
Net operating loss carryovers and credit carryovers	12	30
Other deferred income tax assets	2	4

Gross deferred tax assets	$22	$65
Less valuation allowance	(16)	(51)

Deferred income tax assets	$6	$14

Deferred income tax liabilities
Depreciation and amortization	$1	$—
Inventory	—	1
Employee benefits	—	3
Other deferred income tax liabilities	—	2
Foreign earnings not permanently reinvested	—	2

Deferred income tax liabilities	$1	$8

Net deferred income tax asset	$5	$6

The above net deferred income tax asset has been reflected in the accompanying balance sheets as follows (in millions):

	Company
	Year Ended October 31,
	2006	2007
Current asset	$—	$2
Current liability	—	(3)

Net current income liability	$—	$(1)

Non-current asset	$6	$12
Non-current liability	(1)	(5)

Net non-current income tax asset	$5	$7

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

As of October 31, 2007, we had Singapore net operating loss carryforwards of $28 million, foreign net operating loss carryforwards of $58 million, and the United States state net operating loss carryforwards of $21 million. The Singapore net operating losses have no limitation on utilization. For foreign net operating losses, $26 million of the losses have no limitation on utilization and the remaining balance of the losses expire in various fiscal years beginning in 2008. United States state net operating loss carryforwards expire beginning in fiscal year 2016.

We consider all operating income of foreign subsidiaries not to be permanently reinvested outside Singapore. We have provided $2 million for foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, the cumulative amount of which is estimated to be $39 million and $85 million as of October 31, 2006 and 2007, respectively.

We adopted the provisions of FIN No. 48 on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $22 million (unaudited) at date of adoption, for which we recognized approximately a $10 million (unaudited) increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the November 1, 2007 balance of accumulated deficit of approximately $8 million (unaudited) and an increase to deferred tax assets of $2 million (unaudited).

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

During the years ended October 31, 2007 and 2006, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million (unaudited), which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. There were no significant changes to this amount during the first half of fiscal year 2008.

The federal, state, and foreign net operating loss carryforwards per the income tax returns filed included uncertain tax positions taken in prior years. Due to the application of FIN No. 48, they are larger than the net operating loss deferred tax asset recognized for financial statement purposes.

Included in the balance of unrecognized tax benefits at November 1, 2007 are approximately $17 million (unaudited) of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at November 1, 2007 are approximately $5 million (unaudited) of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes. There were no significant changes to the unrecognized tax benefits during the first half of fiscal year 2008.

We are subject to examination by the tax authorities with respect to the periods subsequent to the SPG Acquisition.

For the six months ended April 30, 2007, we recorded an estimated income tax provision of $3 million (unaudited) in continuing operations compared to $7 million (unaudited) for the six months ended May 4, 2008.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

We plan to maintain a full valuation allowance in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.

14.	Interest Expense

Interest expense of $143 million, $109 million, $57 million (unaudited) and $45 million (unaudited) for the years ended October 31, 2006 and 2007 and the six months ended April 30, 2007 and May 4, 2008, respectively, consisted primarily of (i) interest expense of $121 million, $105 million, $55 million (unaudited) and $43 million (unaudited), respectively, with respect to the senior notes, senior subordinated notes, and previously outstanding debt under the senior secured credit facilities, all issued or incurred in connection with the SPG Acquisition, including commitment fees for expired credit facilities; and (ii) amortization of debt issuance costs of $22 million, $4 million, $2 million (unaudited) and $2 million (unaudited), respectively.

15.	Other Income, net

The following table presents the detail of other income, net (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Other income	$18	$—	$6	$4	$1	$1
Interest income	—	—	6	10	5	2
Other expense	(11)	—	—	—	—	(1)

Other income, net	$7	$—	$12	$14	$6	$2

Predecessor other income for the year ended October 31, 2005, net included a gain of $12 million on the sale of the Camera Module Division (see Note 16. “Sale of the Camera Module Business”), and a charge of $6 million for impairment of an investment.

16.	Sale of the Camera Module Business

On February 3, 2005, Predecessor completed the sale of the Camera Module Business to Flextronics International Ltd. pursuant to an Asset Purchase Agreement dated October 27, 2004 as amended. Flextronics agreed to purchase the fixed assets, inventory and intellectual property and assume operating liabilities. Flextronics paid approximately $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments) each fiscal quarter following the sale closing date, which was recorded as receivable by us as part of purchase accounting. For the year ended October 31, 2005, Predecessor recognized a gain of $12 million related to this sale which was recorded in other income, net.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following table shows the results of operations of Predecessor’s Camera Module Business for the year ended October 31, 2005. Because the sale was on February 3, 2005, the results for the year ended October 31, 2005 includes operations for only one quarter. The table below includes direct expenses for costs of products sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Agilent to the Camera Module Business. The amounts allocated to the Camera Module Business by Agilent were $6 million for the year ended October 31, 2005. In addition, also included was $8 million of charges for the year ended October 31, 2005 for the write-down of inventory, goodwill adjustment and recording of other accruals related to the sale of this business.

Predecessor Year Ended October 31, 2005

Net revenue	$69
Costs of products	(66)
Total operating expenses	(10)

Operating loss	$(7)

Certain Camera Module Business resources and business expenses remained in Predecessor’s cost structure after the sale and have not been included in the table above. These resources and costs were redeployed within SPG and included resources and costs related to sales and marketing, general finance and administration and order management and logistics functions. These expenses were $2 million for the year ended October 31, 2005.

17.	Discontinued Operations

Storage Business

In October 2005, we entered into a definitive agreement to sell our Storage Business to PMC-Sierra Inc. subject to certain conditions, including our completion of the SPG Acquisition from Agilent. This transaction closed on February 28, 2006, resulting in $420 million of net proceeds to us. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in the purchase price allocation (see Note 3. “Acquisitions”) and no gain or loss was recorded on the sale. In March 2006, we used the net proceeds from this sale to permanently repay a portion of the term loan facility described in Note 9. “Senior Credit Facilities and Borrowings.”

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following table summarizes the results of operations of the Storage Business, included in discontinued operations in our consolidated statements of operations for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006 and 2007, and the six months ended April 30, 2007 and May 4, 2008 respectively (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Net revenue	$112	$8	$28	$—	$—	$—
Costs, expenses and other income, net	(102)	(6)	(26)	1	1	—

Income and gain from discontinued operations, net of taxes	$10	$2	$2	$1	$1	$—

The following table presents the Storage Business’ assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$5
Other current assets	4
Property, plant and equipment, net	8
Goodwill and intangible assets, net	404

Total assets of discontinued operation	421

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$420

Printer ASICs Business

In February, 2006, we entered into a definitive agreement to sell our Printer ASICs Business to Marvell International Technology Ltd. Our agreement with Marvell also provided for up to $35 million in additional performance-based payments by Marvell to us upon the achievement of certain revenue targets by the acquired business. This transaction closed on May 1, 2006 resulting in $245 million of net proceeds to us. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. In May 2006, we used the net proceeds, together with other available cash, to permanently repay a portion of the term loan facility described in Note 9. “Senior Credit Facilities and Borrowings.”

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following table summarizes the results of operations of the Printer ASICs Business, included in discontinued operations in our consolidated statements of operations for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006 and 2007, and the six months ended April 30, 2007 and May 4, 2008, respectively (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Net revenue	$131	$10	$71	$—	$—	$—
Costs, expenses and other income, net	(132)	(11)	(70)	—	—	—
Gain on sale of business	—	—	—	10	10	—

Income (loss) and gain from discontinued operations, net of taxes	$(1)	$(1)	$1	$10	$10	$—

During fiscal 2007, we received earnout payments of $10 million from Marvell, and we received $25 million (unaudited) in earn-out payments in the quarter ended August 3, 2008. See Note 22. “Subsequent Events.”

The following table presents the Printer ASICs Business’ assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$17
Other current assets	10
Property, plant and equipment, net	15
Goodwill and intangible assets, net	207

Total assets of discontinued operation	249

Liabilities:
Current liabilities	4

Net assets of discontinued operation	$245

Image Sensor Operations

In November 2006, we entered into a definitive agreement to sell our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006,

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded a gain on the sale of approximately $50 million for both of these transactions, which was reported as income and gain from discontinued operations.

The following table summarizes the results of operations of the Image Sensor operations, included in discontinued operations in our consolidated statements of operations for the year ended October 31, 2005, and the one month ended November 30, 2005, the years ended October 31, 2006 and 2007, and the six months ended April 30, 2007 and May 4, 2008 respectively (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Net revenue	$91	$6	$41	$9	$7	$—
Costs, expenses and other income, net	(79)	(7)	(50)	(8)	(6)	—
Gain on sale of business	—	—	—	50	48	6

Income (loss) and gain from discontinued operations, net of taxes	$12	$(1)	$(9)	$51	$49	$6

During fiscal 2007, we received earnout payments of $4 million from Micron, and during the six months ended May 4, 2008 we received $6 million from Micron in earn-out payments.

The following table presents the Image Sensor operations’ assets and liabilities that were sold (in millions):

Company
Assets:
Property, plant and equipment, net	$4
Intangible assets, net	13

Total assets of discontinued operation	17

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$16

Infra-red Operations

In October 2007, we entered into a definitive agreement to sell our Infra-red operations to Lite-On Technology Corporation for $19 million in cash, $2 million payable upon receipt of local

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

regulatory approvals, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On (which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed in January 2008 resulting in a gain of $3 million, which was reported within income from and gain on discontinued operations in the consolidated statement of operations. The transaction is subject to certain post closing adjustments in accordance with the agreement. In addition, during the quarter ended May 4, 2008, we notified Lite-On that we have received the necessary local regulatory approvals and requested that Lite-On fulfill its obligation to render payment of the $2 million.

The following table summarizes the results of operations of the Infra-red operations, included in discontinued operations in our consolidated statements of operations for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006 and 2007, and the six months ended April 30, 2007 and May 4, 2008 respectively (in millions):

	Predecessor		Company
	Year Ended October 31, 2005	One Month Ended November 30, 2005	Year Ended October 31,		Six Months Ended
			2006	2007	April 30, 2007	May 4, 2008
					(unaudited)
Net revenue	$58	$5	$38	$27	$15	$4
Costs, expenses and other income, net	(55)	(4)	(29)	(26)	(15)	(5)
Gain on sale of business	—	—	—	—	—	3

Income (loss) and gain from discontinued operations, net of taxes	$3	$1	$9	$1	$—	$2

SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell. We believe that the carrying value of the Infra-red operations at October 31, 2007 was less than the estimated fair value less cost to sell, and no adjustment to the carrying value of this long-lived asset was necessary during the year ended October 31, 2007. In accordance with the provisions of SFAS No. 144, we ceased the amortization of the Infra-red operations’ intangible assets and the depreciation of the property and equipment in the fourth quarter of fiscal year 2007. Also, in accordance with the provisions of SFAS No. 144, we determined that the Infra-red operations became a discontinued operation in the fourth quarter of fiscal year 2007. Accordingly, its assets and liabilities and operating results have been segregated from the consolidated balance sheets and continuing operations in the consolidated statements of income for all periods presented.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following table presents the Infra-red operations’ assets and liabilities that were classified as assets of discontinued operation as of October 31, 2007 and sold in the first quarter of fiscal year 2008 (in millions):

Company
Assets:
Inventory	$3
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	$25

18.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the geographic location of the distributors or OEMs who purchased the Company’s products, which may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and are based on the physical location of the assets (in millions):

	Malaysia and Singapore	United States	Rest of the World	Total
Predecessor
Net revenue:
Year ended October 31, 2005	$75	$602	$733	$1,410
One month ended November 30, 2005	7	41	66	114

Company
Net revenue:
Year ended October 31, 2006	146	467	786	1,399
Year ended October 31, 2007	308	274	945	1,527
Six Months ended April 30, 2007 (unaudited)	153	129	473	755
Six Months ended May 4, 2008 (unaudited)	163	171	479	813

Long-lived assets:
As of October 31, 2006	176	229	12	417
As of October 31, 2007	140	135	17	292
As of May 4, 2008 (unaudited)	$97	$134	$58	$289

19.	Related Party Transactions

In connection with the SPG Acquisition, we entered into an Advisory Agreement with affiliates of Kohlberg Kravis Roberts & Co., or KKR, and Silver Lake Partners, or Silver Lake and, together with KKR, the Sponsors, for ongoing consulting and management advisory services. Affiliates of the Sponsors, through their investments in Bali Investments S.à.r.l., indirectly own over eighty percent of our shares. The Advisory Agreement requires us to pay each of the Sponsors a quarterly fee of $625,000, which is subject to a 5% increase each fiscal year during the agreement’s term. The Advisory Agreement has a 12-year term. See Note 20, “Commitments and Contingencies.” For the years ended October 31, 2006 and 2007 and the six months ended April 30, 2007 and May 4, 2008 we recorded $5 million, $5 million, $3 million (unaudited) and $3 million (unaudited) of expenses, respectively, in connection with the Advisory Agreement.

In connection with the closing of the SPG Acquisition and the related financings, collectively known as the Transactions, we paid to each of the Sponsors an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the Transactions. In addition, in connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after, if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of the Sponsors a fee of 0.5% based on the aggregate value of such transaction. For the Storage and Printer ASICs dispositions (discussed in Note 17, “Discontinued Operations”), we paid the Sponsors each

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

$3 million in advisory fees, which were charged to expense. For the Image Sensor operations disposition (discussed in Note 17, “Discontinued Operations”), we paid less than $1 million to the Sponsors.

In connection with the SPG Acquisition, we entered into a management consulting agreement for post-acquisition support activities with KKR Capstone, or Capstone, a consulting company that works exclusively with KKR and its portfolio companies. Under this agreement, we paid $1 million to Capstone during the year ended October 31, 2006. An affiliate of Capstone has been granted options to purchase 800,000 ordinary shares with an exercise price of $5 per share. One half of these options vest over four years, and the other half vests upon the achievement of certain company financial performance metrics defined in the Share Option Agreement, dated February 3, 2006. These options are subject to variable accounting and we recorded a charge of $2 million, $1 million, $1 million (unaudited) and $1 million (unaudited) for the years ended October 31, 2006 and 2007, and the six months ended April 30, 2007 and May 4, 2008, respectively, related to the issuance of these options.

Funds affiliated with Silver Lake are investors in Flextronics International Ltd., and Mr. James A. Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which in the year ended October 31, 2006 and 2007 accounted for $191 million and $144 million of net revenue from continuing operations, respectively. During the six months ended April 30, 2007 and May 4, 2008, we recorded $77 million (unaudited) and $80 million (unaudited) of revenue from continuing operations, respectively, to Flextronics. Trade accounts receivable due from Flextronics as of October 31, 2006, 2007 and May 4, 2008 were $8 million, $23 million and $25 million (unaudited), respectively. Flextronics continued to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter, which payment was completed in the first quarter of fiscal year 2008.

Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the year ended October 31, 2007 and six months ended April 30, 2007 and May 4, 2008 accounted for $20 million, $10 million (unaudited) and $14 million (unaudited) of net revenue from continuing operations, respectively, and trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007 and May 4, 2008, was $7 million and $5 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the year ended October 31, 2007 and the six months ended April 30, 2007 and May 4, 2008, operating expenses include $35 million, $22 million (unaudited) and $17 million (unaudited), respectively, for services provided by Hewlett-Packard Company.

Ms. Mercedes Johnson, our former Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. In December 2006, we completed the sale of our Image Sensor operations to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning that transaction.

Pursuant to an Amended and Restated Shareholder Agreement dated as of February 3, 2006 among Avago Technologies and participants in our investor group and certain other persons,

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

three representatives of each Sponsor serve on Avago’s Board of Directors. In April 2006, Avago granted each member of its Board of Directors, including these individuals, an option to purchase 50,000 ordinary shares of Avago Technologies, with an exercise price of $5 per share (the fair market value on the date of the grant as determined by Avago’s Board of Directors), a term of 5 years and vesting at a rate of 20% per year from December 1, 2005. In addition, we will pay these individuals $50,000 per year for service on Avago’s Board of Directors, quarterly in arrears and prorated for any partial quarter.

20.	Commitments and Contingencies

Commitments

Operating Lease Commitments.    We lease certain real property and equipment from Agilent and unrelated third parties under non-cancelable operating leases. Our future minimum lease payments under these leases at October 31, 2007 were $11 million for 2008, $8 million for 2009, $7 million for 2010, $3 million for 2011, $2 million for 2012, and $7 million thereafter.

Rent expense was $19 million, $2 million, $13 million and $12 million for the year ended October 31, 2005, the one month ended November 30, 2005, the years ended October 31, 2006 and 2007, respectively.

Capital Lease Commitments.    We lease a portion of our equipment from unrelated third parties under non-cancelable capital leases. Our future minimum lease payments under these leases at October 31, 2007 were $2 million for 2008, $2 million for 2009, $2 million for 2010, $1 million for 2011, and $0 million for 2012, and none thereafter.

Related Party Commitments.    In the event that the advisory agreement described in Note 19. “Related Party Transactions” is terminated, KKR and Silver Lake will receive a lump sum payment equal to the present value of the annual advisory fees that would have been payable for the remainder of the term of the advisory agreement. The initial term of the advisory agreement is 12 years, and it extends annually thereafter for one year unless the advisory agreement is terminated through written notice by either party. Our future minimum advisory fees under the agreement are $5 million for 2008, $6 million for 2009, $6 million for 2010, $6 million for 2011, $7 million for 2012, and $41 million thereafter.

We entered into an IT outsourcing agreement with Hewlett-Packard Company. At October 31, 2007, our commitments under the outsourcing agreement were $23 million for 2008, $23 million for 2009, $23 million for 2010, $23 million for 2011, $23 million for 2012, and $66 million thereafter.

Purchase Commitments.    At October 31, 2007, we had unconditional purchase obligations of $22 million for fiscal year 2008 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Other Contractual Commitments.    We entered into several agreements related to IT, human resources and financial infrastructure outsourcing and other services agreements. At

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

October 31, 2007, our commitments under these agreements were $15 million for 2008, $7 million for 2009, $4 million for 2010, $2 million for 2011, $1 million for 2012, and $2 million thereafter.

Long-Term Debt.    At October 31, 2007, we had debt obligations of $903 million. Other than the $200 million of the senior floating rate notes that we redeemed in December 2007 (see Note 9. “Senior Credit and Facilities and Borrowings”), none of these debt obligations are due before fiscal year 2013. Estimated future interest expense payments related to debt obligations at October 31, 2007 were $84 million for 2008, $84 million for 2009, $84 million for 2010, $84 million for 2011, $83 million for 2012, and $144 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rate notes as was in effect on October 31, 2007, commitment fees, and letter of credit fees and assuming redemption of the senior floating rates notes which occurred on December 18, 2007.

Contingencies

We are subject to certain routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. We currently believe the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or cash flows. We also believe we would be able to obtain any necessary licenses or other rights to disputed intellectual property rights on commercially reasonable terms. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on us because of defense costs, negative publicity, timing of adverse resolutions, diversion of management resources and other factors. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect our business.

Indemnifications to Hewlett-Packard

Agilent has given multiple indemnities to Hewlett-Packard Company in connection with its activities prior to its spin-off from Hewlett-Packard Company in June 1999 for the businesses that constituted Agilent prior to the spin-off. As the successor to the SPG business, we may acquire responsibility for indemnifications related to assigned intellectual property agreements. In our opinion, the fair value of these indemnifications is not material.

Other Indemnifications

As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

21.	Predecessor Change in Accounting Policies

Stock-Based Compensation

Predecessor’s employees participated in Agilent’s stock-based compensation plans. Prior to November 1, 2005, Predecessor accounted for stock-based awards (based on Agilent’s stock) to employees using the intrinsic value method of accounting in accordance with APB No. 25 and related interpretations. In August 2005, Agilent’s Board of Directors approved the acceleration of vesting of the options of its employees transferred to Avago and Avago’s subsidiaries. The options became fully vested on December 1, 2005, the date that the transaction closed. In accordance with APB No. 25, Predecessor recorded a charge for the accelerated vesting of $8 million during the year ended October, 31, 2005.

Pro forma information.    Pro forma net income (loss) information, as required by SFAS No. 123 has been determined as if Predecessor had accounted for the employee stock options Agilent granted, including shares issuable to Predecessor’s employees under Agilent’s Employee Stock Purchase Plan, or the 423(b) Plan, Agilent Long-Term Performance Program, or the LTPP, and the Option Exchange Program described below, under SFAS No. 123’s fair value method.

Had Predecessor recognized compensation expense using the fair value method as prescribed under the provisions of SFAS No. 123, Predecessor’s net income (loss) would have been as presented below (in millions):

Predecessor Year Ended October 31, 2005

Net income—as reported	$31
APB 25 share-based compensation	8
SFAS 123 compensation expense(1)	(44)
Tax impact(2)	2

Net loss—pro forma	$(3)

(1)	The pro forma results for the year ended October 31, 2005 include approximately $5 million, of compensation expense relating to Agilent’s Option Exchange Program. The remainder of the expense for those periods related to options granted over the past five years.

(2)	Due to the valuation allowance provided on Predecessor’s net deferred tax assets as described in Note 13. “Income Taxes.” Predecessor has not recorded any tax benefits attributable to pro forma stock option expenses for employees in the U.S. and certain non-U.S. jurisdictions in all periods presented.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 4, 2008 and for the six months ended

May 4, 2008 and April 30, 2007 is unaudited)

On November 1, 2005, Predecessor adopted the provisions of SFAS No. 123R using the modified prospective transition method. As a result, stock based compensation of $4 million was recorded in Predecessor statement of operations for the one month ended November 30, 2005, and therefore pro forma disclosure in accordance with SFAS No. 123 was not applicable for this period.

The fair value of options granted prior to and post adoption of SFAS No. 123R was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Predecessor
	Year Ended October 31, 2005	One Month Ended November 30, 2005

Risk-free interest rate for options	3.55%	4.3%
Risk-free interest rate for the 432(b) Plan	2.42%	4.3%
Dividend yield	0.0%	0.0%
Volatility for options(1)	39.0%	29.0%
Volatility for the 423(b) Plan(1)	37.0%	30.0%
Expected term for options (in years)(2)	4.00	4.25
Expected term for the 423(b) Plan (in years)(2)	0.5 to 2	0.5 to 1

(1)	During 2005, for Predecessor’s employee stock options, Predecessor used a 4-year period, of equally weighted historical volatility and market-based implied volatility for the computation of stock-based compensation. For the year ended October 31, 2005, for the 423(b) Plan, Predecessor used a market-based implied volatility of the same term as the expected life.

(2)	In 2005, Predecessor refined the assumption for expected option life to 4 years, from Predecessor’s previous estimate of 5.5 years. In determining the estimate, Predecessor considered several factors, including the expected lives used by a peer group of companies and the historical option exercise behavior of Predecessor’s employees.

SFAS No. 123 requires the use of highly subjective assumptions within option pricing models to determine the value of employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense based upon the accelerated vesting of the stock plans.

No deferred stock-based compensation was recorded during fiscal year 2005.

22.	Subsequent Events

In May 2008, we received an earn-out payment of $25 million from Marvell relating to the sale of our Printer ASICs Business in February 2006. See Note 17. “Discontinued Operations.”

In August 2008, we acquired the Bulk Acoustic Wave Filter business of Infineon Technologies AG for approximately $32 million in cash.

Financial Statement Schedule

	Balance at Beginning of Period	Charged/ Credited to Net Loss	Charges Utilized/ Write-offs	Balance at End of Period
	(in millions)
Accounts receivable allowances(1)
Year ended October 31, 2006	$—	$116	$(93)	$23
Year ended October 31, 2007	23	120	(123)	20

Tax valuation allowance
Year ended October 31, 2006	$—	$16	$—	$16
Year ended October 31, 2007	16	$37	$(2)	51

(1)	Accounts receivable allowances include allowance for doubtful accounts, sales returns and distributor credits.

AVAGO
TECHNOLOGIES

Your Imagination, Our Innovation
Sense · Illuminate · Connect

            Shares

Prospectus

                    , 2008

Ordinary Shares

Deutsche Bank Securities	Lehman Brothers	Morgan Stanley	Citi

Credit Suisse	Goldman, Sachs & Co.	JPMorgan	Banc of America Securities LLC	KKR

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than the underwriting discount, payable in connection with the registration of the ordinary shares hereunder. All amounts are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and the Nasdaq Stock Market listing fee.

Securities and Exchange Commission registration fee		$15,720
FINRA filing fee		40,500
Nasdaq Stock Market listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous expenses		*

Total	$

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting the Registrant, the Registrant’s articles of association provides that, subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting the Registrant, every director, managing director, secretary or other officer of the Registrant and its subsidiaries and affiliates shall be entitled to be indemnified by the Registrant against any liability incurred by him in defending any proceedings, civil or criminal, in which judgment is given in his favor; or in which he is acquitted; or in connection with any application under the Singapore Companies Act in which relief is granted to him by the Court.

In addition, no director, managing director, secretary or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by the Registrant, through the insufficiency or deficiency of title to any property acquired by order of the directors for the Registrant or for the insufficiency or deficiency of any security upon which any of the moneys of the Registrant are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, default, breach of duty or breach of trust.

Section 172 of the Singapore Companies Act prohibits a company from indemnifying its directors or officers against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to the Registrant. However, a company is not prohibited from (a) purchasing and maintaining for any such officer insurance against any such liability, or (b) indemnifying such officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

The Registrant will enter into indemnification agreements with its officers and directors. These indemnification agreements provide the Registrant’s officers and directors with indemnification to the maximum extent permitted by the Singapore Companies Act. The Registrant has also obtained a policy of directors’ and officers’ liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Singapore Companies Act.

Item 15.	Recent Sales of Unregistered Securities

Since inception, the Registrant has issued and sold the following unregistered securities:

1. In connection with the SPG Acquisition, on December 1, 2005 the Registrant issued and sold 209,840,063 ordinary shares at a per share price of $5 for an aggregate consideration of $1,049 million as follows: 172,096,872 shares to Bali Investments S.àr.l; 22,645,955 shares to Seletar Investments Pte. Ltd.; and 15,097,236 shares to Geyser Investment Pte. Ltd.

2. In connection with the SPG Acquisition, on December 1, 2005 the Registrant issued and sold 250,000 redeemable convertible preference shares at a per share price of $1,000 for an aggregate consideration of $250 million as follows: 205,033 shares to Bali Investments S.àr.l; 26,980 shares to Seletar Investments Pte. Ltd.; and 17,987 shares to Geyser Investment Pte. Ltd.

3. In January 2006, the Registrant redeemed 248,848 of the redeemable convertible preference shares held by the investors for $250 million at a per share price of $1,000 plus dividends at 3% per year payable up to the redemption date. The investors holding the remaining 1,152 redeemable convertible preference shares exchanged them for 230,400 ordinary shares (each redeemable convertible preference share was valued at $1,000 and each ordinary share was valued at $5) as follows: 189,000 ordinary shares issued to Bali Investments S.àr.l; 24,800 ordinary shares issued to Seletar Investments Pte. Ltd.; and 16,600 ordinary shares issued to Geyser Investment Pte. Ltd. In addition, the Registrant issued and sold an additional 1,500 ordinary shares at a per share price of $5 for an aggregate consideration of $7,500 as follows: 1,230 shares to Bali Investments S.àr.l; 162 shares to Seletar Investments Pte. Ltd.; and 108 shares to Geyser Investment Pte. Ltd.

4. Bali Investments S.àr.l subscribed for an additional 389,300 ordinary shares on February 3, 2006, at a per share price of $5 for an aggregate consideration of $2 million.

5. On February 3, 2006, the Registrant granted Capstone Equity Investors LLC an option to purchase 800,000 ordinary shares with an exercise price of $5 per share.

6. Since the Registrant’s inception through August 3, 2008, the Registrant has granted non-qualified stock options and rights to purchase an aggregate of 35,106,617 ordinary shares of Registrant at exercise prices ranging from $1.25 to $10.68 per share to 1,946 employees, consultants and directors of the Registrant and its subsidiaries under the Registrant’s Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries and Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries. Since the Registrant’s inception through August 3, 2008, the Registrant had issued and sold an aggregate of 3,847,303 ordinary shares to the officers, employees and directors of the Registrant and its subsidiaries at prices ranging from $1.25 to $10.22 per share, including 26,666 ordinary shares pursuant to the exercise of a non-qualified stock option and 3,820,637 ordinary shares pursuant to exercises of share purchase rights granted under the Registrant’s equity plans referenced above.

The issuance of securities described above in paragraphs (1) through (5) were exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, since they were transactions by an issuer not involving any public offering. The issuance of securities described above in paragraph (6) was exempt from registration under the Securities Act, in reliance on Rule 701 and Regulation S of the Securities Act, pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors and shareholders.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Memorandum and Articles of Association.

3.2	Form of Memorandum and Articles of Association to be in effect on or before the closing of this offering.

4.1*	Form of Specimen Share Certificate for Registrant’s Ordinary Shares.

4.2	Amended and Restated Shareholder’s Agreement, dated February 3, 2006, Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.3*	Form of Second Amended and Restated Shareholder’s Agreement.

4.4	Registration Rights Agreement, dated December 1, 2005, among Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.5	Amendment to Registration Rights Agreement, dated August 21, 2008.

4.6	Share Option Agreement, dated February 3, 2006, between Avago Technologies Limited and Capstone Equity Investors LLC.

5.1*	Opinion of WongPartnership LLP.

10.1	Asset Purchase Agreement, dated August 14, 2005, between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd. (incorporated herein by reference to the Exhibits filed with Agilent Technologies, Inc. Current Report on Form 8-K dated August 12, 2005 and filed August 15, 2005 (Commission File No. 001-15405)).(1)

10.2	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(1)

Exhibit No.	Description

10.3	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(1)

10.4	Sublease Agreement, dated December 1, 2005, between Agilent Technologies Singapore Pte. Ltd. and Avago Technologies Manufacturing (Singapore) Pte. Ltd., relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.5	Lease No. I/33183P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1935X of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49501Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.6	Lease No. I/31607P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1937C of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49499Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.7	Lease No. I/33182P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 2134N of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49500Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.8	Lease No. I/33160P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1975P of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49502Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.9	Tenancy Agreement, dated October 24, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.10	Supplemental Agreement to Tenancy Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.11	Subdivision and Use Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.12	Sale and Purchase Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.13	Lease Agreement, dated December 1, 2005, between Agilent Technologies, Inc. and Avago Technologies U.S. Inc., relating to Avago’s facility at 350 West Trimble Road, San Jose, California 95131.(1)

Exhibit No.	Description

10.14	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131.(2)

10.15	Credit Agreement, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies Finance S.àr.l., Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Avago Technologies U.S. Inc., as borrowers, Avago Technologies Holding Pte. Ltd., each lender from time to time parties thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B-1 Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, and Credit Suisse, as Documentation Agent (“Credit Agreement”).(1)

10.16	Amendment No. 1 to Credit Agreement, dated December 23, 2005.(1)

10.17	Amendment No. 2, Consent and Waiver under Credit Agreement, date April 16, 2006.(1)

10.18	Amendment No. 3 to Credit Agreement, dated October 8, 2007.(3)

10.19+*	Form of 2008 Equity Incentive Award Plan.

10.20+	Avago Performance Bonus Plan.

10.21+	Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

10.22+	Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

10.23+	Form of Management Shareholders Agreement.(1)

10.24+	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees.(1)

10.25+	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for employees in Singapore.(1)

10.26+	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees granted rollover options.(1)

10.27+	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for U.S. non-employee directors.(1)

10.28+	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for non-employee directors in Singapore.(1)

10.29+	Offer Letter Agreement, dated March 28, 2006, between Avago Technologies Limited and Hock E. Tan.(1)

Exhibit No.	Description

10.30+	Severance Benefits Agreement, dated June 14, 2006, between Avago Technologies Limited and Mercedes Johnson.(1)

10.31+	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang.(4)

10.32+	Separation Agreement, dated August 16, 2007, between Avago Technologies Limited and James Stewart.(5)

10.33+	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Fariba Danesh.(5)

10.34+	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Bryan Ingram.(5)

10.35+	Offer Letter Agreement, dated March 20, 2007, between Avago Technologies and Patricia McCall.(5)

10.36+	Offer Letter Agreement, dated November 7, 2005, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee, and Extension of Employment Letter Agreement, dated October 10, 2006, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee.(5)

10.37+	Offer Letter Agreement, dated July 4, 2008, between Avago Technologies and Douglas Bettinger.(6)

10.38+	Separation Agreement, dated August 11, 2008, between Avago Technologies Limited and Mercedes Johnson.

10.39+	Form of indemnification agreement between Avago and each of its directors.(5)

10.40+	Form of indemnification agreement between Avago and each of its officers.(5)

10.41	Advisory Agreement, dated December 1, 2005, among Avago Technologies Limited, Avago Technologies International Sales Pte. Limited, Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, LLC.(1)

10.42*	Form of Termination Notice and Acknowledgement for the Advisory Agreement.

10.43	Purchase and Sale Agreement, dated October 28, 2005, among Avago Technologies Pte. Limited, Avago Technologies Storage Holding (Labuan) Corporation, other sellers, PMC-Sierra, Inc. and Palau Acquisition Corporation (“PMC Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with PMC-Sierra, Inc. Current Report on Form 8-K dated October 28, 2005 and filed November 3, 2005 (Commission File No. 001-19084)).(1)

10.44	Amendment to PMC Purchase and Sale Agreement, dated March 1, 2006.(1)

10.45	Purchase and Sale Agreement, dated February 17, 2006, among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (“Marvell Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)).(1)

10.46	Amendment No. 1 to Marvell Purchase and Sale Agreement, dated April 11, 2006 (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)).(1)

Exhibit No.	Description

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3*	Consent of WongPartnership LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration agreement).

Notes:

(1)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on January 8, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Quarterly Report on Form 6-K (File No. 333-137664) filed on March 15, 2007 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on October 11, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on February 6, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Amendment No. 1 to Annual Report on Form 20-F/A (File No. 333-137664) filed on February 27, 2008 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on July 16, 2008 and incorporated herein by reference.

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedule

	Balance at Beginning of Period	Charged/ Credited to Net Loss	Charges Utilized/ Write-offs	Balance at End of Period
	(in millions)
Accounts receivable allowances(1)
Year ended October 31, 2006	$—	$116	$(93)	$23
Year ended October 31, 2007	23	120	(123)	20

Tax valuation allowance
Year ended October 31, 2006	$—	$16	$—	$16
Year ended October 31, 2007	16	$37	$(2)	51

(1)	Accounts receivable allowances include allowance for doubtful accounts, sales returns and distributor credits.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes that:

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 21st day of August, 2008.

AVAGO TECHNOLOGIES LIMITED

By:	/S/ HOCK E. TAN
Name:	Hock E. Tan
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Hock E. Tan, Douglas R. Bettinger and Patricia H. McCall, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the      day of August, 2008.

Signature	Title	Date

/s/ HOCK E. TAN Hock E. Tan	President and Chief Executive Officer and Director (Principle Executive Officer)	August 21, 2008

/S/ DOUGLAS R. BETTINGER Douglas R. Bettinger	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 21, 2008

Dick Chang	Chairman of the Board of Directors

Adam H. Clammer	Director

/s/ JAMES A. DAVIDSON James A. Davidson	Director	August 21, 2008

Signature	Title	Date

James Diller, Sr.	Director

/s/ JAMES H. GREENE, JR. James H. Greene, Jr.	Director	August 21, 2008

Kenneth Y. Hao	Director	August 21, 2008

/S/ JOHN R. JOYCE John R. Joyce	Director	August 21, 2008

David M. Kerko	Director

/S/ J.F. LIEN J.F. Lien	Director	August 21, 2008

/s/ DONALD MACLEOD Donald Macleod	Director	August 21, 2008

/S/ BOCK SENG TAN Bock Seng Tan	Director	August 21, 2008

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Memorandum and Articles of Association.

3.2	Form of Memorandum and Articles of Association to be in effect on or before the closing of this offering.

4.1*	Form of Specimen Share Certificate for Registrant’s Ordinary Shares.

4.2	Amended and Restated Shareholder’s Agreement, dated February 3, 2006, Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.3*	Form of Second Amended and Restated Shareholder’s Agreement.

4.4	Registration Rights Agreement, dated December 1, 2005, among Avago Technologies Limited, Silver Lake Partners II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., Integral Capital Partners VII, L.P., KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund, Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership, Capstone Equity Investors LLC, Avago Investment Partners, Limited Partnership, Bali Investments S.àr.l., Seletar Investments Pte. Ltd., Geyser Investment Pte Ltd and certain other Persons.(1)

4.5	Amendment to Registration Rights Agreement, dated August 21, 2008.

4.6	Share Option Agreement, dated February 3, 2006, between Avago Technologies Limited and Capstone Equity Investors LLC.

5.1*	Opinion of WongPartnership LLP.

10.1	Asset Purchase Agreement, dated August 14, 2005, between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd. (incorporated herein by reference to the Exhibits filed with Agilent Technologies, Inc. Current Report on Form 8-K dated August 12, 2005 and filed August 15, 2005 (Commission File No. 001-15405)).(1)

10.2	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/8% senior notes and senior floating rate notes.(1)

10.3	Indenture, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc., Guarantors named therein and The Bank of New York, as Trustee, governing the 11 7/8% senior subordinated notes.(1)

10.4	Sublease Agreement, dated December 1, 2005, between Agilent Technologies Singapore Pte. Ltd. and Avago Technologies Manufacturing (Singapore) Pte. Ltd., relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.5	Lease No. I/33183P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1935X of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49501Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

Exhibit No.	Description

10.6	Lease No. I/31607P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1937C of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49499Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.7	Lease No. I/33182P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 2134N of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49500Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.8	Lease No. I/33160P issued by Singapore Housing and Development Board to Compaq Asia Pte Ltd in respect of the land and structures comprised in Lot 1975P of Mukim 19, dated September 26, 2000, and includes the Variation of Lease I/49502Q registered January 15, 2002, relating to Avago’s facility at 1 Yishun Avenue 7, Singapore 768923.(1)

10.9	Tenancy Agreement, dated October 24, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.10	Supplemental Agreement to Tenancy Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.11	Subdivision and Use Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.12	Sale and Purchase Agreement, dated December 1, 2005, between Agilent Technologies (Malaysia) Sdn. Bhd. and Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), relating to Avago’s facility at Bayan Lepas Free Industrial Zone, 11900 Penang, Malaysia.(1)

10.13	Lease Agreement, dated December 1, 2005, between Agilent Technologies, Inc. and Avago Technologies U.S. Inc., relating to Avago’s facility at 350 West Trimble Road, San Jose, California 95131.(1)

10.14	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131.(2)

10.15	Credit Agreement, dated December 1, 2005, among Avago Technologies Finance Pte. Ltd., Avago Technologies Finance S.àr.l., Avago Technologies (Malaysia) Sdn. Bhd. (f/k/a Jumbo Portfolio Sdn. Bhd.), Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Avago Technologies U.S. Inc., as borrowers, Avago Technologies Holding Pte. Ltd., each lender from time to time parties thereto, Citicorp International Limited (Hong Kong), as Asian Administrative Agent, Citicorp North America, Inc., as Tranche B-1 Term Loan Administrative Agent and as Collateral Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Lead Bookrunner, Lehman Brothers Inc., as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, and Credit Suisse, as Documentation Agent (“Credit Agreement”).(1)

Exhibit No.	Description

10.16	Amendment No. 1 to Credit Agreement, dated December 23, 2005.(1)

10.17	Amendment No. 2, Consent and Waiver under Credit Agreement, date April 16, 2006.(1)

10.18	Amendment No. 3 to Credit Agreement, dated October 8, 2007.(3)

10.19+*	Form of 2008 Equity Incentive Award Plan.

10.20+	Avago Performance Bonus Plan.

10.21+	Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

10.22+	Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries (Amended and Restated Effective as of February 25, 2008).(5)

10.23+	Form of Management Shareholders Agreement.(1)

10.24+	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees.(1)

10.25+	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for employees in Singapore.(1)

10.26+	Form of Nonqualified Share Option Agreement Under the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries for U.S. employees granted rollover options.(1)

10.27+	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for U.S. non-employee directors.(1)

10.28+	Form of Nonqualified Share Option Agreement Under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries for non-employee directors in Singapore.(1)

10.29+	Offer Letter Agreement, dated March 28, 2006, between Avago Technologies Limited and Hock E. Tan.(1)

10.30+	Severance Benefits Agreement, dated June 14, 2006, between Avago Technologies Limited and Mercedes Johnson.(1)

10.31+	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang.(4)

10.32+	Separation Agreement, dated August 16, 2007, between Avago Technologies Limited and James Stewart.(5)

10.33+	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Fariba Danesh.(5)

10.34+	Employment Agreement, dated October 30, 2007, between Avago Technologies U.S. Inc. and Bryan Ingram.(5)

10.35+	Offer Letter Agreement, dated March 20, 2007, between Avago Technologies and Patricia McCall.(5)

10.36+	Offer Letter Agreement, dated November 7, 2005, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee, and Extension of Employment Letter Agreement, dated October 10, 2006, between Avago Technologies (Malaysia) Sdn. Bhd. and Tan Bian Ee.(5)

10.37+	Offer Letter Agreement, dated July 4, 2008, between Avago Technologies and Douglas Bettinger.(6)

Exhibit No.	Description

10.38+	Separation Agreement, dated August 11, 2008, between Avago Technologies Limited and Mercedes Johnson.

10.39+	Form of indemnification agreement between Avago and each of its directors.(5)

10.40+	Form of indemnification agreement between Avago and each of its officers.(5)

10.41	Advisory Agreement, dated December 1, 2005, among Avago Technologies Limited, Avago Technologies International Sales Pte. Limited, Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, LLC.(1)

10.42*	Form of Termination Notice and Acknowledgement for the Advisory Agreement.

10.43	Purchase and Sale Agreement, dated October 28, 2005, among Avago Technologies Pte. Limited, Avago Technologies Storage Holding (Labuan) Corporation, other sellers, PMC-Sierra, Inc. and Palau Acquisition Corporation (“PMC Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with PMC-Sierra, Inc. Current Report on Form 8-K dated October 28, 2005 and filed November 3, 2005 (Commission File No. 001-19084)).(1)

10.44	Amendment to PMC Purchase and Sale Agreement, dated March 1, 2006.(1)

10.45	Purchase and Sale Agreement, dated February 17, 2006, among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (“Marvell Purchase and Sale Agreement”) (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)).(1)

10.46	Amendment No. 1 to Marvell Purchase and Sale Agreement, dated April 11, 2006 (incorporated herein by reference to the Exhibits filed with Marvell Technology Group Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 13, 2006 (Commission File No. 000-30877)).(1)

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3*	Consent of WongPartnership LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration agreement).

Notes:

(1)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Registration Statement on Form F-4 (File No. 333-137664) filed on January 8, 2007 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Quarterly Report on Form 6-K (File No. 333-137664) filed on March 15, 2007 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on October 11, 2007 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on February 6, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Amendment No. 1 to Annual Report on Form 20-F/A (File No. 333-137664) filed on February 27, 2008 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on July 16, 2008 and incorporated herein by reference.

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan or arrangement.